Exhibit 1
Brookfield Asset Management
2006 Annual Report

In Profile

Brookfield is an asset manager. Focussed on property, power and infrastructure assets, the company has over $70 billion of assets under management and is co-listed on the New York and Toronto stock exchanges under the symbol BAM.
Our goal is to achieve superior risk-adjusted returns by identifying investment opportunities across asset classes on a value basis, supported by sound fundamentals, and a focus on our unique strengths as an asset manager.
CONTENTS
Letter to Shareholders – 2     Investment Principles – 6     Management’s Discussion and Analysis – 7
Internal Control Over Financial Reporting – 70     Consolidated Financial Statements – 71    Five Year Financial Review – 105
Corporate Governance – 106     Board of Directors and Management – 107     Shareholder Information – 109

Financial Highlights

AS AT AND FOR THE YEARS ENDED DECEMBER 31
(MILLIONS, EXCEPT PER SHARE AMOUNTS)	2006	2005	2004

Per fully diluted common share
Cash flow from operations	$4.43	$2.19	$1.55
Cash return on equity	34%	21%	19%
Market trading price – NYSE	$48.18	$33.55	$24.01
Net income	$2.85	$4.08	$1.35
Dividends paid	$0.58	$0.39	$0.36

Total
Assets under management	$71,121	$49,700	$27,146
Consolidated balance sheet assets	$40,708	$26,058	$20,007
Revenues	$6,897	$5,220	$3,899
Operating income	$3,776	$2,319	$1,793
Cash flow from operations	$1,801	$908	$626
Net income	$1,170	$1,662	$555
Diluted number of common shares outstanding	407	405	408

Dividends Per Common Share Return on Equity Cash Flow Per Share in dollars percentage in dollars

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Letter to Shareholders
OVERVIEW
In 2006, we reported cash flow from operations of $1.8 billion or $4.43 per share, a substantial increase over the $908 million recorded in 2005. This was due to increased contributions from most of our businesses. Net income was $1.2 billion and while less than in 2005, in absolute numbers, it was substantially higher on a comparable basis excluding the large gain realized on the sale of a non-core investment last year.
Higher cash flows from our operations and the continued low interest rate environment led to a significant rise in the underlying values of many of our operations. This was recognized by investors and led to the price of our shares increasing 44% over the year. Including dividends, the total return for the year was 46%, a performance which exceeded our returns over the long run.

Annualized Returns	Brookfield	S&P	TSX

YEARS
5	46%	4%	11%

10	26%	7%	8%

20	16%	9%	7%

Looking at 2006 on an overall basis, we achieved many of our key goals. We invested considerable time in evaluating the purchase of numerous assets, closed on a number of transactions and are currently pursuing several others which could add meaningfully to our assets under management. In most of the situations under evaluation, the landscape is highly competitive and there are many interested parties. Accordingly, while we focus on the opportunities where we believe that we have a strategic edge, we can never be certain of landing any of these transactions. However, given our operating platforms, deal-sourcing teams, reputation for closing transactions and capital availability, we believe that we will be able to complete our fair share of deals, allowing us to continue to expand our business.
We also advanced many operational initiatives during 2006. Most of them have been reported to you before in our quarterly letters and a summary by operating unit is included in the Financial Analysis section of our annual report.
From a capital-raising perspective, we created a further $5 billion of funding vehicles with equity from a number of new institutional and retail investors. The vehicles included a U.S. office fund, a North American real estate opportunity fund, a Brazilian retail fund, a transmission fund, a North American restructuring fund and another timberland fund.
GOALS AND STRATEGY
As stated many times before, our long-term goal is to achieve a compound 12% growth in cash flows from operations on a per share basis. This may not occur consistently each year, but we believe we can achieve this objective over the longer term by continuing to focus on four key operating strategies:
•
Own, manage and build high-quality, long-life, cash-generating assets that require minimal sustaining capital and have some form of barrier to entry, a characteristic which favours the value appreciation of these assets over time. Today we are primarily focused on property, power, timber and transmission assets.

•
Maximize the value of existing operations by actively managing our assets to create operating efficiencies, lower our cost of capital and enhance cash flows. Given that our assets generally require high initial capital investment, have relatively low variable costs and can be leveraged on a long-term, low-risk basis, even a small increase in top-line performance will result in a much higher percentage contribution to the bottom line.

•	Base our investment decisions on disciplined return-on-capital metrics.
•
Leverage our investment capabilities and operating track record to establish ourselves as a global asset manager of choice for investors seeking exposure to infrastructure type assets. We believe that the investment approach described above, combined with the alignment of interests created by investing alongside our clients gives us a competitive advantage with investors focused on long-term, risk-adjusted returns.

Looking to 2007, we have set four main priorities to achieve these goals.
The first is to organically grow our cash flows in our current businesses through incremental capital investments and by

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generating operating efficiencies. The second is to selectively add assets to these current operations when it makes financial sense, and after considering all the risks involved in taking on new assets. The third is to diversify our capital sources beyond our current partners and access broader capital to fund our operations. The fourth is to expand our business areas, both into similar product categories and on a more global basis.
The results of our recent focus on Brazilian, Chilean and European opportunities have been encouraging and we are currently evaluating several initiatives, not only in those regions but also in other parts of the world as we continue to broaden the scope of our operations. In particular, we are laying the foundations for operations in Australia, and also in Asia, a region where asset management is less developed but where the long-term growth trend is positive.
INVESTMENT APPROACH
Our general approach has been to acquire control positions in assets which we manage on our behalf and that of others. We often do this by acquiring 100% interests in assets directly from vendors. Other times we purchase these assets through the stock market by privatizing publicly-traded entities. Sometimes we are unsuccessful in acquiring the entities which we pursue and, when this occurs, we generally sell our accumulated stock positions for one-time gains or, unfortunately, occasional losses. In other situations these toehold positions, which are virtually always in entities in which we would otherwise be comfortable owning 100% of the assets, have led us into other more interesting transactions.
There are also times when we invest through the stock market in non-control positions, or positions where we are not eligible for accounting reasons to consolidate the results. We believe that such an investment strategy can be an effective way to deploy capital when entering new markets or product areas, provided they are in our areas of expertise and have high-quality, proven management teams. This enables us to reduce the risk level while we learn about a new market and seek alternative ways to build control positions in attractive assets in these markets. Two examples of this have been our investments in Canary Wharf in London, and our hotel services investment with Accor, S.A., in Brazil, which we recently sold. Both of these investments delivered the financial and secondary benefits which we sought from these non-control investments a number of years ago, and both in many ways have also been highly beneficial to our overall franchise.
While we believe these non-consolidated investments can often be economically compelling, the challenge for us in investing in these positions is that many people look principally at price-earnings multiples when evaluating companies. This creates a financial reporting issue for us because these investments are non-control by definition, and hence can neither be consolidated, nor possibly, even equity accounted for in our results. Consequently, a large part of the annual returns from these types of investments is excluded from reported cash flows and profits of the company. In the future, we may have to redefine our cash flow from operations for you, and include the “look-through” cash flows to properly enable you to assess the underlying cash flows generated by these categories of assets. A similar reporting style has been successfully adopted by one of the all-time great investment companies, Berkshire Hathaway Inc., and should these investment positions become more meaningful on our balance sheet in the future, we will consider adding this type of information to our disclosure.
OPERATING PLATFORM
We attempt to differentiate ourselves as an asset manager in two ways. The first is quite simple. You, our shareholders, have endowed our company with substantial capital, allowing us to invest alongside our clients’ capital. Due to this alignment of interests, we seldom have disagreements with our partners on investment strategy, and this gives us a clear competitive advantage. The second differentiation has to do with the benefits derived from our operating platforms. We believe that the availability of full-scale operating groups within each of our chosen areas of operation has and will continue to produce superior returns on the capital invested compared with the alternative approaches to asset management.
Currently, this approach reduces our corporate returns, as we have not yet grown the asset management income stream to offset the fixed costs we have invested in our respective platforms. However, over the longer term, we think that this strategic differentiation offers us competitive advantages which will not only enable us to earn back the short-term costs we have been bearing, but also will allow our clients to earn higher returns by benefitting from this operating expertise. On that basis, our asset management franchise should be more valuable

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and ultimately trade at higher multiples. There is no question that this method of running our business somewhat complicates operations, but we believe that the long-term potential payoff far outweighs the costs.
INDUSTRY DYNAMICS
As stated in our third quarter report, our primary focus for growing our operations continues to be on infrastructure asset management, as opposed to general private equity, or other forms of alternative investments. This is in part because we have specialized in acquiring and operating these types of assets for decades. More importantly, it is our belief that infrastructure assets will be an important and growing investment class for many years based on the following four factors:
•
Increased Demand – With the generally low interest rate environment, institutional and retail investors continue to seek investments which generate predictable current cash flows and increasing returns over time. In particular, institutions are seeking stable assets which, as a replacement to traditional fixed income securities, will generate an enhanced and, in many cases, increasing yield to match their long-duration liabilities. In this environment, we believe the demand for infrastructure as a general asset class will continue to grow and that our track record of focussing on long-term growth in cash flow and increasing value over time will make us an attractive asset manager for these institutions.

•
Increased Supply – Both governments and corporations will continue to transfer the ownership of infrastructure to private investors. First, governments across the world are under intense pressure to keep up with new infrastructure investment. In our view, the privatization of infrastructure has only begun, and we believe that we are in a long-term trend which will see the transfer of the funding of new infrastructure and the ownership of current assets into private hands. Secondly, shareholders of corporations continue to encourage management to lower their cost of capital. We believe this will continue to lead corporations to separate their operating businesses from infrastructure assets. This started years ago with the separation of property assets from financial and retail companies, and has continued to occur with power plants being separated from industrial companies, timber assets from forest product manufacturers, and port terminals from shipping companies. The list will only grow longer as operating businesses and governments reduce the amount of capital tied up in infrastructure assets in an attempt to drive efficient capital allocation models for their operations.

•
Lower Overall Financing Cost – As a result of the quality of the income streams which are generated from infrastructure, the debt capital markets have matured in order to be able to very efficiently finance those assets. This evolutionary process started with pass-through mortgage certificates on credit-worthy tenants in real estate, moved into the creation of an efficient commercial mortgage-backed securities market for property, and is now being applied increasingly to hydroelectric power, timber, toll roads, pipelines and other infrastructure assets. While overall returns to the equity holder have generally stayed in the same range, more cost-efficient financings have increased values of infrastructure assets substantially. We believe the financial markets will continue to mature in this regard, both by asset class, and by geographic region, and as a result, asset values of many types of infrastructure will be positively affected.

•
Good Margins on a Scaleable Business – The property and infrastructure businesses, loosely defined, are by far the largest businesses in the world. In our view, the duration of the funds we are creating, the stability of the associated fee revenues and the potential for growth in the size of the business should permit us to produce attractive risk-weighted margins from this business that will, in turn, create excellent returns for our shareholders.

We believe these four broad trends are working in our favour and should allow us to continue to grow our business profitably. In addition, as was the case for the general private equity industry, we expect a few high-performing organizations will eventually become dominant in this segment of the asset management industry. Although we have in some ways a head start, and we think that our substantial capital resources and scaleable operating platforms position us to be one of these thriving entities, we also recognize that much work is still required to ensure long-term success.

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MARKET ENVIRONMENT
We recently observed comments from a highly renowned investor about the prognosis for the stock markets ahead. The paraphrased comments were “to forget the stock markets, and just keep doing what you’re doing.” While we agree wholeheartedly with these comments with respect to running our business, we find it difficult not to acknowledge that we have been, and continue to be, in “very good times”. Capital is abundant, interest rates are at the low end of recent historical averages, the economic environment in the developed world is solid, and many emerging market economies have growth rates which are advancing worldwide GDP at a rapid pace. This is in large part why there are few asset classes or areas of the world where assets can be purchased based on metrics which would historically be seen as value purchases.
Despite the many favourable factors previously mentioned and acknowledging that we see no immediate, meaningful negative issues on the horizon, odds are that, after the current protracted period of stock market growth, greater volatility will prevail. In our view, this should not affect our business model for the longer term and may even create opportunities in the shorter term.
SUMMARY
We remain committed to investing capital for you and our partners in high-quality, simple-to-understand assets which earn a solid cash-on-cash return on equity, while always emphasizing downside protection of the capital employed. The primary objective of the company continues to be generating increased cash flows, and as a result, higher intrinsic value on a per share basis over the longer term.
We will always strive to do better but we would be more than pleased if we could come close to maintaining the compound return for the past 20 years over the next two decades. However, on a cautionary note, it is important to remind ourselves that there may be occasional periods of time, maybe years, when the market value of any company, for various reasons not necessarily under the control of management, may not equate to the intrinsic value of the business.
Finally, we want to thank the many shareholders who provided us with investment ideas in 2006. Several of these have been successfully implemented and we are very appreciative of your suggestions. We hope you will keep thinking of us in 2007.
While I personally sign this letter, I respectfully do so on behalf of all of the members of the Brookfield team, who collectively generated the results for you. Please don’t hesitate to contact any of us, should you have suggestions, questions or comments.
J. Bruce Flatt
Managing Partner
February 9, 2007

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Principles

MEASUREMENT OF OUR CORPORATE SUCCESS
Measure success over the long term by total return on capital.
Seek profitability rather than growth, because size does not necessarily add value.
Encourage calculated risks, but compare returns with risk.
Sacrifice short-term profit, if necessary, to achieve long-term capital appreciation.
INVESTMENT GUIDELINES
Invest where we possess competitive advantages.
Acquire assets on a value basis with a goal of maximizing return on capital.
Build sustainable cash flows to provide certainty, reduce risk and lower the cost of capital.
Recognize that superior returns often require contrarian thinking.
BUSINESS PHILOSOPHY
Build the business based on honesty and integrity in order to enhance our reputation.
Attract and retain high calibre individuals who will grow with us over the long term.
Ensure our people think and act like owners in all their decisions.
Maintain an open exchange of information and strategies with all constituencies.

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Management’s Discussion and Analysis of Financial Results

INTRODUCTION
This section of our annual report contains management’s discussion and analysis of our financial results (“MD&A”), which is intended to provide you with an overview of our business strategy and capabilities, our performance criteria and measures, a review of our performance and business operations as well as our financial position, and our future prospects.
The information in this section should be read in conjunction with our audited consolidated financial statements, which are included on pages 71 through 104 of this report. Additional information, including the company’s Annual Information Form, is available on the company’s web site at www.brookfield.com and on SEDAR’s web site at www.sedar.com. For additional information on each of the five most recently completed financial years, please refer to the table included on page 105 of this report.
Basis of Presentation
All financial data included in the MD&A have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and non-GAAP measures unless otherwise noted. There are two principal exceptions. First, the assets and liabilities are organized by business unit; and second, we measure our returns in terms of operating cash flow as opposed to net income. We present the information in this format because this is consistent with how we manage the business and believe this format is more informative for readers.
We provide reconciliations between the basis of presentation in this section and our consolidated financial statements throughout the MD&A. In particular, we specifically reconcile operating cash flow and net income on page 14. Note 24 to our Consolidated Financial Statements describes the impact of significant differences between Canadian GAAP and U.S. GAAP on our consolidated balance sheets and the statements of income, retained earnings and cash flow.
Unless the context indicates otherwise, references in this section of the annual report to the “Corporation” refer to Brookfield Asset Management Inc., and references to “Brookfield” or “the company” refer to the Corporation and its direct and indirect subsidiaries. All figures are presented in U.S. dollars, unless otherwise noted.
CONTENTS

Introduction	7

Business Strategy and Capabilities	8

Performance Factors and Key Measures	9

Overview of 2006 Performance	12

Operations Review	15

Capital Resources and Liquidity	40

Analysis of Consolidated Financial Statements	49

Business Environment and Risks	57

Outlook	64

Supplemental Information	66

Internal Control Over Financial Reporting	70

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BUSINESS STRATEGY AND CAPABILITIES
Brookfield is a global asset management company, with a primary focus on property, power and infrastructure assets. Our objective is to earn attractive long-term returns for shareholders through the cash flows and value created from the direct and indirect ownership of high quality assets on our own behalf as well as by managing these assets for institutional and retail investors. As an asset manager, we raise, invest and manage capital on behalf of ourselves and our co-investors, and develop and maintain leading operating platforms that enable us to effectively manage these assets and enhance their values over time.
Business Strategy
We concentrate our investment efforts on the ownership of high quality long-life assets that generate sustainable cash flows, require minimal sustaining capital expenditures and tend to appreciate in value over time. Often these assets will benefit from some form of barrier to entry due to regulatory, physical or cost structure factors. Consistent with this focus, we own and operate large portfolios of core office properties, hydro-electric power generating stations, private timberlands and regulated transmission systems that, in our opinion, share these common characteristics. These assets represent important components of the infrastructure that supports the global economy.
Our goal is to establish Brookfield as a global asset manager of choice for investors, primarily those who wish to benefit from the ownership of infrastructure assets such as those described above. We have spent many years building high quality operating platforms that enable us to acquire, finance and optimize the value of infrastructure assets for our own benefit, and for our partners whose capital we manage.
Managing assets for others provides a number of benefits to Brookfield. We earn income from our co-investors for conducting these activities on their behalf. This provides an important source of cash flow that is in addition to the returns that we earn from our ownership of the assets. The capital provided to us by our co-investors enables us to pursue a broader range of opportunities and to undertake large transactions while at the same time containing risk. We believe that all of these factors will enhance shareholder returns over the longer term.
We have chosen to focus on property and infrastructure assets for several reasons. First and foremost, we have extensive background and well established platforms from which to operate these assets. In addition, the demand from institutional investors to own assets of this nature is increasing as they seek to earn increasing yields to meet their investment objectives. We believe that demand for these assets will continue to be strong because, in our view, they represent attractive alternatives to traditional fixed income investments, providing in many cases a “real return” that increases over time, relatively low volatility and strong capital protection. Finally, there is a substantial supply of investment opportunities in the form of existing assets as well as the need for continued development in an ever expanding global economy. At the same time there are relatively few organizations focussed on managing assets of this nature as a core strategy.
Our strategy for growth is centered around expanding our assets under management, which should lead to increased fee revenues and opportunities to earn performance returns. We plan to achieve this within our existing operating platforms, through geographic expansion beyond our current focus in North America, Europe and South America, and by developing and acquiring platforms to operate new asset classes that demonstrate characteristics that are similar to our existing assets. We also plan to achieve growth by expanding our distribution capabilities to access a broader range of investment partners, thereby increasing our access to capital. This increased capital, when coupled with new investment opportunities, should increase our assets under management and the associated income as well as direct investment returns, thereby increasing shareholder value.
Our Capabilities
We believe that we have the necessary capabilities to execute our business strategy and achieve our performance targets. We focus on disciplined and active hands-on management of assets and capital. We strive for excellence and quality in each of our core operating platforms in the belief that this approach will produce superior returns over the long term.

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We have established a reputation as a value investor over many years and follow a disciplined investment approach. Our management team has considerable capabilities in investment analysis, mergers and acquisitions, divestitures and corporate finance that enable us to acquire assets for value, finance them effectively, and to ultimately realize value created during our ownership.
Our operating platforms and depth of experience in managing these assets differentiate us from some competitors that have more of a financial focus. Over time we have established a number of high quality operating platforms that are fully integrated into our organization. This has required considerable investment in building the management teams and the necessary resources; however, we believe these platforms enable us to optimize the cash returns and values of the assets that we manage.
We have established strong relationships with a number of leading institutions and are well positioned to expand our sources of co-investment capital and clients. In order to expand our assets under management, we are investing in our distribution capabilities to encourage existing and potential clients to commit capital to our investment strategies. We are devoting expanded resources to these activities, and our efforts continue to be assisted by strong investment performance.
Our commitment to invest considerable capital alongside our investors creates a strong alignment of interest between us and our investment partners and also differentiates us from many of our competitors. Accordingly, our strategy calls for us to maintain considerable surplus financial resources relative to other managers. This capital also supports our ability to commit to investment opportunities in anticipation of future syndications.
PERFORMANCE FACTORS AND KEY MEASURES
We believe that the best way to create long-term shareholder value is to generate increasing operating cash flows, measured on a per share basis, over a very long period of time. This is impacted by our ability to generate attractive returns on the capital invested on behalf of ourselves and our clients, and our ability to expand the magnitude of the capital that we manage on behalf of our clients. These two criteria are linked, in that the quality of our investment returns will encourage clients to commit capital to us, and our access to this capital will enable us to pursue a broader range of investment opportunities.
Investment returns are influenced by a number of factors that are specific to each asset and industry segment. There are however, four key activities that we focus on across the organization.
•	Acquire assets “for value”, meaning that the projected cash flows and value appreciation of the asset represent an attractive risk-adjusted return to ourselves and our co-investors.
•
Optimize the cash returns and value of the asset on an ongoing basis. In most cases, this is the responsibility of one of our operating platforms, and is evidenced by the return on asset metrics and operating margins.

•
Finance assets effectively, using a prudent amount of leverage. We believe this is very important in maximizing the net returns to investors from property and infrastructure assets, given the lower return on assets compared to a number of other businesses. Fortunately, these assets are well suited to support a relatively high level of investment grade secured debt given the predictability of the cash flows and tendency of these assets to retain substantial value throughout economic cycles. This is reflected in our return on net capital deployed, our overall return on capital and our cost of capital.

•
Have the ability to realize the maximum value of assets through a direct or indirect sale or monetization of the assets. Many of our assets tend to appreciate in value over time and accordingly they may be held for very long periods of time. As a result, this “back-end” appreciation may not be recognized until there is a specific transaction.

Our ability to expand our assets and capital under management is influenced heavily by our investment and operating performance, which are important considerations for clients who wish to entrust us with their capital. In addition to this, it is important that we continue to expand our distribution capabilities so that we can establish a broad range of clients who understand our product offering.

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Financial Targets
The long-term rate of growth of operating cash flow on a per share basis is our key performance measure. This reflects our ability to generate increasing returns from our invested capital and to increase the contribution from our asset management activities. We also measure the cash return on equity, which demonstrates how effective we are at deploying the capital with which we have been entrusted by shareholders. Our current targets are 12% and 20%, respectively. We revisit these targets periodically in light of the current operating environment to ensure that they are realistic and can be achieved without exposing the organization to inappropriate risk.
In considering our results, it is important to keep in mind that our operating results include both current cash flows and realization gains. The current return typically includes net operating income from physical assets, and investment income from securities. The realization gains represent amounts recorded for accounting purposes that represent the appreciation in value that we expect to achieve in many of our long-life assets and which is included in assessing the expected return on our initial investment. This portion of the return may not be recognized for many years, if ever, and a realization event usually takes the form of gains on a direct or indirect disposition of the assets, including the transfer of assets to funds. This appreciation in value represents an important component of our long-term investment returns, but is only recognized in our results at irregular points in time.
Our primary financial targets and results are set out in the following table:

		Five-Year	Annual Results
YEARS ENDED DECEMBER 31	Objective	Results	2006	2005	2004	2003	2002

Operating cash flow and gains per share			$4.43	$2.19	$1.55	$1.43	$1.05
Annual growth	12%	37%	102%	41%	8%	35%	15%
Cash return on equity per share	20%	22%	34%	21%	19%	18%	16%

Operating Cash Flow
We achieved 102% growth during 2006, and 37% annualized growth over the last five years. These results exceed our long-term expectations due in large measure to the realization gains recorded during the year. Accordingly, shareholders should not expect us to generate this rate of growth on an ongoing basis. We will discuss our results in the next section.
We define operating cash flow as net income prior to items such as depreciation and amortization, future income tax expense and certain non-cash items that in our view are not reflective of the actual underlying operations.
Depreciation as prescribed by GAAP, for example, implies these assets decline in value on a pre-determined basis over time, whereas we believe that the value of most of our assets, as long as regular sustaining capital expenditures are made, will typically increase over time. This increase in value will inevitably vary based on a number of market and other conditions that cannot be determined in advance, and may sometimes be negative in a particular period. Future income tax expense, in our case, is derived primarily from changes in the magnitude and quality of our tax losses and the differences between the tax values and book values of our assets, as opposed to current cash liabilities. Brookfield has access to significant tax shields as a result of the nature of our asset base, and we do not expect to incur any meaningful cash tax liability in the near future from ongoing operations, other than in our U.S. home building operations which, because they are owned separately, do not enjoy the benefits of tax shields from our other U.S. operations.
We also include dividends from our principal equity and cost accounted investments that would not otherwise be included in net income under GAAP, and exclude any equity accounted earnings from such investments. A number of our equity accounted investments operate in environments that lead to significant variations in their operating results that are not necessarily indicative of long-term value creation and unduly distort our operating results.
Operating cash flow is a non-GAAP measure, and may differ from definitions of operating cash flow used by other companies. It is provided to investors as a consistent measurement tool which we believe assists in analysis of the company, in addition to other traditional measures, which we also provide. We recognize the importance of net income as a GAAP measure to investors and provide a full reconciliation between these measures.

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Return on Invested Capital
Our cash return on equity reached 34% in 2006, as a result of the continued growth in operating cash flow and a number of realization gains during the year. As stated above, realization gains may occur at irregular intervals, but they nonetheless reflect a portion of the appreciation in value of our underlying assets, which is an important part of the initial return on investment decisions. Over the past five years our return averaged 22%.
We define cash return on capital as the operating cash flow per share as a percentage of the average book value per common share during the period, and for an individual operation as the operating cash flow as a percentage of the net invested capital. The numerator in calculating return on invested capital is our operating cash flow and the denominator of the average net book value over the measurement period.
Asset Management
Our ability to earn increasing management revenues is tangible evidence of the growth in our business. Accordingly, assets under management and asset management revenues are also important measures.

	Annual Results
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2006	2005	2004

Total assets under management	$71,121	$49,700	$27,146
Asset management revenues	257	246	168

Assets Under Management
Assets under management increased to $71 billion from $50 billion at the end of 2006 due to the formation of a number of new funds and continued expansions of assets under management within existing funds and platforms. Assets under management are discussed in more detail beginning on page 15 and elsewhere throughout our Operations Review.
Our calculation of assets under management may differ from that employed by other asset managers and, as a result, this measure may not be comparable to similar measures presented by other asset managers. Our assets under management include, for example, our own assets in addition to the assets that are managed on behalf of others. This is because we invest capital alongside our clients in many of our funds, and because we continue to own a number of assets that we acquired prior to the formation of our asset management operations and are therefore not part of any fund. A number of these assets are not subject to fee bearing arrangements for the same reasons. Assets under management include the assets reflected in our consolidated financial statements and, as a result, are based on book values that may differ materially from current market values, particularly in the case of long-life assets that we have owned for many years. We also include the assets managed on behalf of others that are not included in our consolidated financial statements as well as capital commitments from ourselves and clients that have not yet been drawn.
Asset Management Income
Asset management income has increased substantially since 2004, in large part due to increased assets under management. This is consistent with our overall strategy and is generally in line with our expectations. These results are discussed in more detail beginning on page 18.
Asset management income includes base management fees, transaction fees and performance returns. The management agreements which govern these earnings vary from fund to fund. For example, base fees may be calculated based on net asset value, capital commitments, invested equity or total capital as defined in each agreement. Our entitlement to performance returns is typically based on results over a prescribed measurement period, and any payments to us prior to the end of the period may be required to be returned if they exceed the actual amount determined at the end of the period (i.e. “clawed back”). We do not accrue any performance returns until such time as there is sufficient certainty that the amount recorded will not be impacted by future events, and therefore no longer subject to a clawback, even if such amounts are paid to us. Unless specifically noted, asset management income does not include any amounts earned by us on our own invested capital or assets.

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OVERVIEW OF 2006 PERFORMANCE
Our 2006 financial results were among the best in our history. This reflects a number of important accomplishments within our operations, which we will highlight throughout the next few pages. Results for the past three years are summarized as follows:

AS AT AND FOR THE YEARS ENDED DECEMBER 31	Total			Per Share
(MILLIONS, EXCEPT PER SHARE AMOUNTS)	2006	2005	2004 [1]	2006	2005	2004 [1]

Net income	$1,170	$1,662	$555	$2.85	$4.08	$1.35
Operating cash flow	1,801	908	626	4.43	2.19	1.55
Common equity capitalization [2]	19,947	13,870	9,976	48.18	33.55	24.01
Assets under management	71,121	49,700	27,146	175.46	123.30	67.07

1	Revised to conform to current presentation

2	Based on December 31 stock market prices
Net income and operating cash flow exceeded our expectations due to a number of realization gains during the current year. Aside from these items, performance was generally in line with our objectives and represented solid growth over the 2005 results.
Our common equity capitalization increased during each of the past two years on a book value and market value basis due to the operating results and appreciation in the value of our underlying assets.
Assets under management (“AUM”) have also increased over the past two years as we continue to launch new funds and expand existing ones. The market value of these assets has been derived by adding the difference between the book value and market value of our common equity and therefore does not fully reflect an appreciation in value of assets managed for others. AUM per share provides a measure of the potential leverage to a common share from management income derived from those assets. An increase in this metric represents the potential for increased income and cash flows on a per share basis.
The following is a summary of our financial position at book values and operating results over the past two years:

	Assets Under	Invested Capital				Operating Cash Flow				Return on Capital
AS AT AND FOR THE YEARS ENDED DECEMBER 31	Management	Total		Net		Total		Net		Net
(MILLIONS, EXCEPT PER SHARE AMOUNTS)	2006	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005

Asset management income						$257	$246	$257	$246
Operating assets
Property	$26,027	$22,144	$11,984	$5,556	$4,180	1,947	1,393	1,259	811	27%	20%
Power generation	5,390	5,390	4,752	1,368	1,197	620	469	337	230	25%	19%
Timberlands	1,190	1,190	1,057	315	304	113	40	58	18	18%	9%
Transmission infrastructure	3,143	3,143	156	549	42	119	24	37	20	20%	77%
Specialty investment funds	28,327	1,797	499	1,182	499	229	54	164	54	17%	8%
Investments	3,450	3,450	3,386	1,404	1,293	231	117	146	65	11%	4%
Cash and financial assets	1,673	1,673	2,558	1,149	2,130	413	245	396	236	31%	17%
Other assets	1,921	1,921	1,666	1,921	1,666	—	—	—	—	—	—

	$71,121	40,708	26,058	13,444	11,311	3,929	2,588	2,654	1,680	22%	14%
Financial obligations
Corporate borrowings / interest		(1,507)	(1,620)	(1,507)	(1,620)	(126)	(119)	(126)	(119)	7%	6%
Property specific mortgages / interest		(17,148)	(8,756)	—	—	(751)	(519)	—	—	—	—
Subsidiary borrowings / interest		(4,153)	(2,510)	(668)	(605)	(212)	(153)	(64)	(69)	10%	10%
Other liabilities / operating expenses		(6,497)	(4,561)	(1,771)	(1,260)	(475)	(413)	(320)	(251)	22%	6%
Capital securities / interest		(1,585)	(1,598)	(1,585)	(1,598)	(96)	(90)	(96)	(90)	6%	6%
Non-controlling interests in net assets		(3,734)	(1,984)	(1,829)	(1,199)	(468)	(386)	(247)	(243)	19%	20%

Net assets / operating cash flow		6,084	5,029	6,084	5,029	1,801	908	1,801	908	33%	20%
Preferred equity / distributions		(689)	(515)	(689)	(515)	(35)	(35)	(35)	(35)	6%	6%

Common equity / operating cash flow		$5,395	$4,514	$5,395	$4,514	$1,766	$873	$1,766	$873	36%	20%

Per share [1]		$14.06	$11.81	$14.06	$11.81	$4.43	$2.19	$4.43	$2.19	36%	21%

1	Adjusted to reflect three-for-two stock split on April 27, 2006

12      Brookfield Asset Management   |    2006 Annual Report

The discussion and analysis of our results is organized by principal operating segment within each of our core areas: property, power, timber, transmission and specialty funds. We present our invested capital and operating cash flows on a “total” basis, which is similar to our consolidated financial statements and a “net” basis. Net invested capital and net operating cash flows are, with the exception of the operations of Brookfield Properties Corporation, presented on a deconsolidated basis meaning that the assets are presented net of associated liabilities and non-controlling interests, and the net cash flows represent the operating income less carrying charges associated with the related liabilities and cash flow attributable to the related non-controlling interests. We include Brookfield Properties because it enables us to present the underlying core property and residential businesses separately. This basis of presentation is intended to enable the reader to better understand the net capital that we have invested in our various businesses and the associated operating cash flows, which is reflective of how we manage our business.
Operating Cash Flow
We discuss our operating results in more detail on a segment by segment basis within the Operations Review starting on page 15. The principal highlights are as follows:
Operating cash flow nearly doubled to $1.8 billion or $4.43 per share from $0.9 billion or $2.19 per share during 2005. This reflects continued growth in operations in nearly all of our businesses, as well as a number of realization gains. These gains represent the culmination of a number of important initiatives and reflect a small portion of the value that we have been building in our business over the years that has not otherwise been reflected in our financial results.
Asset management income increased to $257 million in 2006 compared with $246 million in 2005. The increase is due to the continued expansion of our asset management activities. We formed new funds which contributed towards the overall increase in assets under management from $49.7 billion to $71.1 billion.
Property operations contributed net operating cash flow of $1.3 billion, an increase of 55% over 2005. We benefitted from realization gains recorded within our core office, residential and retail property segments. The balance of our core property operations demonstrated stable growth over last year’s results, due to acquisitions in several markets. Residential operations benefitted from the diversification of our operations as continued strength in Canada and Brazil offset a weaker environment in the United States. We recorded a gain of $269 million from taking our Brazilian operations public during the fourth quarter of 2006, we completed the initial fundraising for our Opportunity fund and we established a Brazil retail fund which monetized a portion of our existing holdings, resulting in a realization gain of $79 million. Finally, we recorded a gain on the dilution of our interests in our North American core property operations that totalled $110 million.
The net operating cash flow from our power generation operations increased to $337 million, an increase of 47% over 2005. We continue to expand these operations through a combination of operational enhancements, acquisitions and select greenfield developments. The increase was largely due to improved hydrology conditions during 2006 compared to 2005, as well as the contribution from acquisitions and developments. Despite lower market prices in 2006, contracts and market initiatives helped to provide a modest increase in realized revenues.
We expanded our transmission operations with the acquisition of a large transmission system in Chile on behalf of ourselves and institutional co-investors and further expanded our timber operations with the formation of a publicly listed east coast timber fund.
The net operating cash flow generated by our investments increased to $146 million from $65 million in 2005. We recorded a monetization gain of $126 million on the sale of our non-core service business in Brazil while our pulp and paper operations faced a challenging operating environment resulting in operating losses and impairment charges.
Specialty investment funds, which include our bridge, restructuring, real estate finance and public securities operations, demonstrated strong growth during the year. These operations generated net operating cash flow of $164 million in 2006, an increase from $54 million in 2005 due to increased activity, higher levels of invested capital and monetization gains.
Operating cash flow from cash and financial assets increased relative to 2005, due to a higher level of invested capital over the year as well as a number of investment gains on selected equity investments.

Brookfield Asset Management   |   2006 Annual Report       13

Carrying charges on corporate and subsidiary debt and capital securities, totalled $286 million in 2006 compared with $278 million in 2005.
Operating expenses, which in the summary table includes current tax expense, were higher in 2006, reflecting increased activity within our expanded operating platform. Operating cash flow attributable to non-controlling interests was higher in 2006, reflecting the interests of other shareholders in a higher level of disposition gains recorded by partially owned subsidiaries than in 2005.
Net Income
Net income was $1.2 billion in 2006. Net income in 2005 was $1.7 billion, which included the after-tax gain of $1.1 billion on the sale of our investment in Falconbridge. The improvement in net income, excluding the Falconbridge gain, is due to the substantial increase in operating cash flow for the reasons discussed above, offset to some degree by increased depreciation on our expanded asset base and a reduction in earnings from equity accounted investments. Net income is reconciled to cash flow as set forth below:

YEARS ENDED DECEMBER 31 (MILLIONS)	2006	2005	2004 [1]

Operating cash flow and gains	$1,801	$908	$626
Less: dividends from Falconbridge and Norbord	(66)	(86)	(64)
dividends from Canary Wharf	(87)	(183)	—

	1,648	639	562
Non-cash items, net of non-controlling interests Equity accounted income (loss) from investments	(36)	219	332
Gains on disposition of Falconbridge, net of tax	—	1,350	—
Depreciation and amortization	(353)	(290)	(169)
Future income tax and other provisions	(89)	(256)	(170)

Net income	$1,170	$1,662	$555

1	Revised to conform to current presentation
We recorded net equity accounted losses of $36 million during the year, compared to $219 million of income for the same period in 2005. The 2005 income included seven months of earnings from Falconbridge which, together with Norbord, benefitted from very strong prices for their principal products during that period. Norbord and Fraser Papers faced a weak price environment for their principal products during 2006, in addition to higher input costs.
We recorded a gain of $1.4 billion on the monetization of our investment in Falconbridge during 2005 through the sale of approximately 121 million common shares for aggregate proceeds of approximately $2.7 billion.
Depreciation and amortization increased in 2006 due to the acquisition of additional property, power and timberland assets during 2005 and 2006.
Future income taxes and other provisions include non-cash charges in respect of GAAP prescribed tax obligations, and in 2005 included approximately $250 million related to the Falconbridge gain, as well as the impact of revaluation gains and losses.
Financial Position
The following table summarizes key elements of our consolidated financial position at the end of the past three years:

AS AT DECEMBER 31 (MILLIONS)	2006	2005	2004

Consolidated assets	$40,708	$26,058	$20,007
Common equity – book value	5,395	4,514	3,277
Common equity – market value	19,947	13,870	9,976

14      Brookfield Asset Management   |   2006 Annual Report

Consolidated assets increased to $40.7 billion at December 31, 2006 from $26.1 billion and $20.0 billion at the end of 2005 and 2004, respectively. The increase is due to the continued expansion of our operations. Acquisitions in 2006 included a $7.7 billion U.S. core office portfolio, a major transmission system in Chile and a number of other property, power and timber assets. During 2005, we acquired a Canadian core office portfolio, a number of smaller property and power assets and also completed an acquisition of timberland assets.
Net invested capital (i.e. assets less associated liabilities and non-controlling interests) increased by $1.9 billion overall during 2006. The amount of net capital invested in our property operations increased by approximately $1.4 billion, reflecting the purchase of the core office portfolio as well as growth in our opportunity investments. Net capital invested in transmission assets increased by $0.5 billion and our net capital dedicated to specialty funds increased by approximately $0.7 billion. We monetized a number of financial assets during the year, the proceeds of which were redeployed into these other areas.
Property-specific mortgages increased due to long-term mortgages assumed with the purchase of the U.S. office portfolio. We finance our high quality assets with long-term fixed-rate obligations that have no recourse to the Corporation. Corporate borrowings and capital securities were relatively unchanged during the year and consist principally of long-term fixed rate debt and equity securities. Common equity was $5.4 billion at book value at year end, and increased from $4.5 billion and $3.3 billion at the end of 2005 and 2004, respectively, due to net income offset in part by dividends and share buybacks. The market value of our common equity was $19.9 billion at year end, up from $13.9 billion at the end of 2005. The increase was due to a higher share price as the number of common shares outstanding was largely unchanged.
OPERATIONS REVIEW
Asset Management
Our asset management activities include the management of assets within specific investment entities on behalf of institutional and retail investors as well as a wide array of operational services provided to clients.
Assets Under Management
As at December 31, 2006, we managed approximately $71 billion of assets consisting of:
1)
Physical assets, primarily property, power generation, timber and transmission assets that are owned and managed within our core operating platforms together with associated working capital for the benefit of us and our co-investors; and

2)
Securities, which frequently represent investments in physical assets such as those described in the foregoing paragraph. The securities are held on behalf of ourselves and our clients and managed by dedicated teams of investment professionals within our operations.

Funds are established in several ways. Often we establish a fund with co-investors to complete a specific acquisition. This fund may then, in certain circumstances, serve as a platform to expand the assets and operations within the fund. Alternatively, we may establish a fund with a specific mandate to seek out investment opportunities. The strength of our balance sheet enables us to establish a dedicated team, build a portfolio and then market the portfolio and track record to potential investors. Finally, the breadth of our operating platform provides us the opportunity to seed funds with assets that we have owned and operated for many years, and which represent attractive investment opportunities for our co-investors.
We typically invest more than 20% of the capital committed to our funds, with clients committing the balance. We earn fees for managing the activities on behalf of our co-investors, which include base administration fees, performance returns to the extent results exceed predetermined thresholds, and we often earn transaction fees for specific activities. We also earn base management and performance returns in many of our public securities operations. We typically do not own significant interests in the funds being managed by our public securities operations, as they are either widely held publicly listed funds or securities portfolios managed on behalf of their beneficial owners pursuant to specific mandates.

Brookfield Asset Management   |   2006 Annual Report       15

The assets are managed pursuant to various strategies that reflect the nature of the assets and which are differentiated by the risk return characteristics and the intensity of management activity, both of which impact the level of asset management income and associated margins that we hope to earn.
The following tables present total assets under our management, which includes assets managed for others as well as assets owned by ourselves. The tables also present our share of the assets and net invested capital, which includes the capital that we have invested in alongside our clients as well as assets owned by us that do not form part of a fund. Within total assets under management, we present total assets, the amount of investment capital (i.e. net of debt) and the amount of capital that we and others have committed to invest in funds. Our share of the assets under management presents all of the assets included in our consolidated balance sheet as well as our net invested capital which is shown on a basis that is consistent with the table on page 12. The table differentiates the assets between fee bearing assets under management, which are grouped in turn into broad strategies, and assets that are directly held and not currently subject to asset management arrangements.
We have organized the information in this section based on the investment strategy and fund entity, as opposed to the underlying business segment analysis used in the balance of our discussion and analysis, in order to provide readers with a better understanding of the income generating potential of our various asset management activities and to enable readers to better understand the assets and capital that we have invested in various funds that generate asset management income.

	Total Assets Under Management			Brookfield’s Share
		Net Invested	Committed		Net Invested
AS AT DECEMBER 31, 2006 (MILLIONS)	Assets	Capital	Capital [1]	Assets	Capital

Fee bearing assets:
Core and core plus	$20,390	$7,028	$7,329	$12,954	$2,419
Opportunity and restructuring	2,863	714	2,152	2,278	537
Listed securities and fixed income	20,460	20,403	20,403	78	70

Total fee bearing assets / capital	43,713	28,145	29,884	15,310	3,026
Directly held and non-fee bearing assets / capital	27,408	10,822	10,822	25,398	10,418

Total assets / capital – at book values	$71,121	$38,967	$40,706	$40,708	$13,444

1	Includes incremental co-investment capital
Further details on the activities within these funds together with the financial position and operating results are presented throughout the Operations Review.
Fee Bearing Assets
Core and core plus strategies encompass the ownership and management of high quality long-life assets with lower volatility returns and less development and repositioning activity. Current funds of this nature include:

	Total Assets Under Management				Brookfield’s Share
	Year		Net Invested	Committed		Net Invested	Ownership
AS AT DECEMBER 31, 2006 (MILLIONS)	Formed	Assets	Capital	Capital [1]	Assets	Capital	Level

US Core Office [2]	2006	$7,712	$1,870	$1,870	$7,712	$801	62%
Canadian Core Office [2]	2005	1,760	864	864	490	216	25%
West Coast Timberlands	2005	925	476	476	925	236	50%
East Coast Timber Fund	2006	199	132	132	199	32	30%
Transmission	2006	2,810	1,162	1,162	2,810	331	28%
Bridge Loan I	2003	1,452	1,444	1,587	637	622	39%
Real Estate Finance	2003	1,650	442	600	139	139	33%
Mortgage REIT	2005	3,767	560	560	23	23	4%
Royal LePage Franchise Fund	2003	115	78	78	19	19	25%

		$20,390	$7,028	$7,329	$12,954	$2,419

1	Includes incremental co-investment capital

2	Held by 50%-owned Brookfield Properties

16       Brookfield Asset Management   |   2006 Annual Report

As a result of our overall business strategy, significant effort is directed towards expanding this segment of our operations. This complements our existing operating platforms and the fees, while not as high as those earned through traditional private equity activities, generate attractive margins as the opportunities are highly scalable.
Opportunity and restructuring strategies typically involve more active management and higher fees. These assets also tend to have higher risks and higher return expectations. In many cases, much of the value is created over a two to three year time period through refinancing and repositioning the assets or the business being managed. As a result, we expect to achieve higher investment returns over a shorter period than our core and core plus strategies, and our base management fees and incentive returns are intended to be similar to traditional private equity arrangements. Current funds of this nature include:

		Total Assets Under Management			Brookfield’s Share
AS AT DECEMBER 31, 2006	Year		Net Invested	Committed		Net Invested	Ownership
(MILLIONS)	Formed	Assets	Capital	Capital [1]	Assets	Capital	Level

Real Estate Opportunity	2006	$1,086	$235	$245	$1,086	$132	52%
Brazil Retail Property	2006	800	102	800	215	28	29%
Tricap Restructuring I	2002	835	235	448	835	235	48%
Tricap Restructuring II	2006	142	142	659	142	142	39%

		$2,863	$714	$2,152	$2,278	$537

1	Includes incremental co-investment capital
Listed securities and fixed income strategies require varying degrees of risk, return and management intensity ranging from traditional fixed income management to more active strategies involving portfolios of equities, high yield and leveraged securities. The gross fees earned for managing assets of this nature tend to be much lower than our other two strategies, however, the contribution is attractive due to the ability to manage large portfolios.

	Total Assets Under Management			Brookfield’s Share
AS AT DECEMBER 31, 2006		Net Invested	Committed		Net Invested	Ownership
(MILLIONS)	Assets	Capital	Capital	Assets	Capital	Level

Equity Funds	$749	$692	$692	$21	$21	na
Fixed Income Funds	19,711	19,711	19,711	57	49	na

	$20,460	$20,403	$20,403	$78	$70

Directly Held and Non-Fee Bearing Assets
We also own and manage a number of assets which are not currently subject to fee bearing asset management arrangements. Most of the assets pre-date the creation of our current institutional funds, while some were more recently acquired to supplement existing platforms, or in anticipation of new funds being created. These include the following:

	Total Assets Under Management			Brookfield's Share
		Net Invested	Committed		Net Invested	Ownership
AS AT DECEMBER 31, 2006 (MILLIONS)	Assets	Capital	Capital	Assets	Capital	Level

Core Office – North America [1]	$10,077	$2,440	$2,440	$8,049	$2,440	100%
Core Office – Europe	765	288	288	765	288	various
Residential Properties – U.S.	1,355	397	397	1,355	223	53%
Residential Properties – Canada 1 / Brazil	1,048	491	491	1,048	261	100%/60%
Power Generation – North America	5,126	1,129	1,129	5,126	1,129	100%
Power Generation – Brazil	264	239	239	264	239	100%
Timber – Brazil	66	47	47	66	47	100%
Transmission – Canada / Brazil	333	218	218	333	218	100%
Other	8,374	5,573	5,573	8,392	5,573	various

	$27,408	$10,822	$10,822	$25,398	$10,418

1	Held by 50%-owned Brookfield Properties

Brookfield Asset Management  |  2006 Annual Report     17

We have on occasion used existing assets to seed new funds, like we did with our Brazil Retail Property Fund and the Acadian Timber Fund. Nonetheless, we are also prepared to continue to hold these assets directly as long as they meet our return thresholds, relative to our ability to redeploy the capital elsewhere on a comparable risk-adjusted basis, and taking into consideration the impact of incremental asset management income arising from a new fund formed with the assets. We have owned a number of these assets for many years and therefore the market values tend to exceed the book values by a significant amount.
Operating Results
Revenues from asset management activities, including property services and investment fees, totalled $257 million during 2006, compared with a contribution of $246 million for 2005 and $168 million in 2004. The increase over the past two years is due primarily to increased assets under management, which gave rise to increased base management fees. Continued expansion of our asset management activities should result in an increasing level of income, which, over time, should provide a very meaningful and stable component of our overall operating cash flows.

YEARS ENDED DECEMBER 31 (MILLIONS)	2006	2005	2004

Asset management income and fees	$84	$63	$17
Property services fees	155	164	128
Investment fees	18	19	23

	$257	$246	$168

Asset Management Income and Fees
Asset management fees represent an important area of growth for our company and will increase as we expand our assets under management. These fees typically include a stable base fee for providing regular ongoing services as well as performance returns that are earned when the performance of a fund exceeds certain predetermined benchmarks. We also earn transaction fees for investment and financing activities conducted on behalf of our funds and other clients. These fees are relatively modest in the current period as a number of our funds were launched during the year and accordingly our results reflect a partial year of contribution. Furthermore, performance returns, which can add considerably to our results, are typically not earned until later in a fund’s life cycle, and are therefore not fully reflected in these results.
The following table summarizes asset management income and fees generated for the past three years. The total amount represents the fees and income generated by the assets and capital under management on a 100% basis whereas the net amount represents only the amount earned by Brookfield on the assets and capital managed on behalf of third parties (i.e. it excludes fees and income generated on our own capital, which are eliminated in preparing our financial statements in accordance with GAAP).

	Total Income and Fees			Net to Brookfield [1]
YEARS ENDED DECEMBER 31 (MILLIONS)	2006	2005	2004	2006	2005	2004

Base management fees	$81	$53	$23	$68	$46	$13
Transaction fees	20	16	—	13	12	—
Performance returns	3	5	4	3	5	4

	$104	$74	$27	$84	$63	$17

1	Excludes income related to Brookfield’s invested capital
Base management fees increased significantly over the past three years as we established new funds. As at December 31, 2006, the base management fees on established funds represent approximately $75 million on an annualized basis, compared with $60 million at the end of the third quarter and $55 million on an annualized basis at the beginning of the year. The increase in transaction fees reflects increased activity and the formation of new funds.

18     Brookfield Asset Management  |  2006 Annual Report

Asset management income by strategy is as follows:

	Total Income and Fees			Net to Brookfield [1]
YEARS ENDED DECEMBER 31 (MILLIONS)	2006	2005	2004	2006	2005	2004

Core and core plus	$49	$32	$13	$40	$27	$10
Opportunity and restructuring	18	10	14	8	5	7
Fixed income and common equity	37	32	—	36	31	—

	$104	$74	$27	$84	$63	$17

1	Excludes income related to Brookfield’s invested capital
The income generated within each strategy reflects the distribution of our assets under management and the relative level of fees for each strategy as a percentage of assets or capital. As a result of our focus on high quality long-life assets, a significant amount of our activity and assets under management are within the “core and core plus” strategies. The fees and margins associated with these strategies tend to be higher than fixed income and common equity, but lower than the opportunity and restructuring strategies, which generate returns similar to more traditional private equity activities. Fixed income and common equity activities represent a significant component of asset management income despite lower fees as a percentage of assets because of the large amount of capital that can be managed relative to other strategies.
Property Services Fees
Property services include property and facilities management, leasing and project management, as well as investment banking, advisory, and a range of real estate services.

YEARS ENDED DECEMBER 31 (MILLIONS)	2006	2005	2004

Facilities, leasing and project management [1]	$22	$47	$42
Real estate services	117	100	76
Property advisory	16	17	10

Total property services fees	$155	$164	$128

1	Includes our 40% interest in the net income of a partnership with Johnson Controls
Leasing and project management fees in 2005 include a $30 million fee relating to development at the World Financial Center, and in 2004 included $27 million in fees earned for completing subleases on behalf of the lead tenant at 300 Madison. Real estate services include a variety of services relating largely to residential properties, including property sales, home appraisal services, mortgage processing and executive home relocations. Property services, with the exception of leasing fees and advisory services, generate lower margins than our other asset management businesses. Operating costs directly attributable to these operations totalled $123 million in 2006 (2005 – $105 million, 2004 – $84 million).
Property advisory fees include fees earned from investment banking, property management and other related activities. We sold our Royal LePage Commercial advisory business to Cushman & Wakefield in the third quarter of 2005 for a gain of $28 million and present the fees generated by this business net of expenses to enhance comparability. We established a real estate investment banking and advisory group in 2004 that has demonstrated strong growth, contributing $16 million of fees during 2006. The group advised on transactions totalling $6 billion in value during the year, and secured a number of prominent mandates.
Investment Fees
Investment fees are earned in respect of financing activities and include commitment fees, work fees and exit fees. These fees are amortized as income over the lifespan of the related investment where appropriate and represent an important return from our investment activities.

Brookfield Asset Management  |  2006 Annual Report     19

Property Operations
We conduct a wide range of property operations in North America as well as in Europe and South America. Core office properties represent the largest component of our property business, with approximately 67% of net invested capital, and 65% of net operating cash flows, excluding realization gains:

	Assets Under	Invested Capital				Operating Cash Flow				Return on Capital
AS AT AND FOR THE YEARS ENDED DECEMBER 31	Management	Total		Net		Total		Net		Net
(MILLIONS)	2006	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005

Core office properties	$20,314	$17,016	$8,485	$3,745	$2,874	$941	$848	$492	$548	16%	20%
Residential properties	2,403	2,403	2,033	484	245	416	496	231	225	62%	100%
Opportunity investments	1,086	1,086	468	132	147	49	19	14	13	9%	12%
Retail properties	800	215	270	28	186	38	25	19	20	14%	12%
Infrastructure development	1,424	1,424	728	1,167	728	1	5	1	5	—%	1%
Realization gains						502	—	502	—	—%	—%

Net investment / operating cash flow	$26,027	$22,144	$11,984	$5,556	$4,180	$1,947	$1,393	$1,259	$811	27%	20%

Operating cash flow from our property operations in 2006 increased by $554 million over the prior year. The increase is comprised of $148 million additional contribution from operations and $502 million of realization gains, offset by a $96 million reduction in dividends received from Canary Wharf, relative to 2005. A portion of this growth accrues to minority shareholders in the partially-owned operations that are consolidated in the financial information. The amount of net capital deployed in this sector increased by $1.4 billion year over year due to acquisitions in our core office property operations.
Core Office Properties
We own and manage one of the highest quality core office portfolios in the world and focus on major financial, energy and government centre cities in North America and Europe. Our strategy is to concentrate our operations in high growth, supply-constrained markets that have high barriers to entry and attractive tenant bases. Our goal is to maintain a meaningful presence in each of our primary markets so as to build on the strength of our tenant relationships. We own interests in 133 commercial properties totalling approximately 85 million square feet of rentable area, as well as 18 development sites with 22.6 million square feet of potential developable area.
Our North American operations are conducted through a 50%-owned subsidiary, Brookfield Properties, and our primary markets are New York, Boston, Houston, Los Angeles, Washington D.C., Toronto, Calgary and Ottawa. These operations include directly owned properties as well as those contained within our U.S. and Canadian core office funds.
Our European operations are principally located in London, U.K. where we own an interest in 17 high quality commercial properties comprising 8.5 million square feet of rentable area and a further 5.4 million square feet of development density. The properties are located in the Canary Wharf Estate, one of the leading core office developments in Europe. We hold a direct 80% ownership interest in the 550,000 square foot 20 Canada Square property and an indirect interest in the balance of the portfolio through our 15% ownership interest in privately-owned Canary Wharf Group.

20     Brookfield Asset Management  |  2006 Annual Report

The following table summarizes our core office portfolio and related cash flows:

	Assets Under	Invested Capital				Operating Cash Flow
AS AT AND FOR THE YEARS ENDED DECEMBER 31	Management[1]	Total		Net		Total		Net
(MILLIONS)	2006	2006	2005	2006	2005	2006	2005	2006	2005

North America
New York, New York	$7,321	$6,542	$3,885	$6,542	$3,885	$374	$348
Boston, Massachusetts	686	350	325	350	325	28	32
Toronto, Ontario	2,670	1,491	1,400	1,491	1,400	133	96
Calgary, Alberta	1,177	513	570	513	570	73	56
Washington, D.C.	1,980	1,980	395	1,980	395	78	36
Houston, Texas	941	941	—	941	—	22	—
Los Angeles, California	2,689	2,689	—	2,689	—	42	—
Ottawa, Ontario	382	96	100	96	100	9	—
Denver, Colorado	264	264	344	264	344	24	34
Minneapolis, Minnesota	423	423	429	423	429	20	22
Other North America	163	109	114	109	114	10	15

Total North America	18,696	15,398	7,562	15,398	7,562	813	639	$813	$639
United Kingdom
Canary Wharf Group, plc	182	182	267	182	267	87	183	87	183
20 Canada Square	583	583	531	565	492	41	26	41	26

	19,461	16,163	8,360	16,145	8,321	941	848	941	848
Other assets	853	853	125	853	125	—	—	—	—
Other liabilities				(919)	(126)			—	—
Property specific mortgages / interest				(11,811)	(5,446)			(442)	(300)

	20,314	17,016	8,485	4,268	2,874	941	848	499	548
Debt component of co-investors’ capital [2]				(257)	—			(7)	—
Equity component of co-investors’ capital [2]				(266)	—			—	—

	20,314	17,016	8,485	3,745	—	941	848	492	548
Realization gains				—	—	154	—	154	—

Net investment / operating cash flow	$20,314	$17,016	$8,485	$3,745	$2,874	$1,095	$848	$646	$548

1	Includes the book value attributed to partial interests in properties managed by us that are owned by co-investors

2	Represents interests of co-investors in the U.S. Core Office Fund
Portfolio Activity
We expanded our portfolio by 29.2 million square feet and our net effective interest by 26.7 million square feet with the acquisition of a major U.S. portfolio. We also acquired direct interest in several individual properties in Washington D.C. and sold a property in Denver. As a result, the book value of the net capital deployed in core office properties increased to $3.7 billion during the year from $2.9 billion at the end of 2005.
The U.S. portfolio we acquired in October 2006, consists of 58 properties located primarily in New York, Washington D.C., Houston and Los Angeles. This increased our total and net capital invested in each of these markets, and will have an increased impact on cash flows during 2007 when we receive a full year’s contribution. We acquired the portfolio in partnership with a private equity investor for a total purchase price of $7.7 billion. Our share of the acquisition, totalling $5.6 billion, was completed through our U.S. Core Office Fund which is managed by us on behalf of ourselves and several institutional clients, and for accounting purposes we are required to consolidate the entire portfolio. Accounting guidelines required us to allocate $722 million of the purchase price to the value of items such as above market leases and tenant relationships associated with acquired properties, presented as “other assets”, as well as deferred credits of $783 million for similar items such as below-market tenant and land leases. The net capital invested in the portfolio by the U.S. Core Office Fund, after deducting property and fund specific debt is $1.4 billion, of which we have provided 62%.

Brookfield Asset Management  |  2006 Annual Report     21

We also acquired four properties comprising 1.8 million square feet in Washington D.C. and Toronto for $400 million, further expanding our presence in this core market and sold non-core properties in Calgary, Alberta that had been acquired in 2005 as part of a major portfolio purchase, resulting in a $14 million gain. Lastly, we completed the sale of a property in Denver, Colorado for a gain of $30 million.
We formed a joint venture with a European property group to invest further in continental Europe and announced our first joint acquisition in January 2007, with the purchase of an office property in Germany. Although the capital commitment is currently modest, this is the start of the next phase of expanding our European operations.
During 2005, we acquired a portfolio in Canada to form our Canadian Core Office Fund and syndicated a 75% interest to co-investors. The table on page 21 presents our 25% interest in this fund on a proportionally consolidated basis. We also acquired several properties in Washington D.C. and an 80% interest in 20 Canada Square, located in the Canary Wharf Estate in London, U.K.
Financing
Property-specific debt, which is comprised principally of long-term mortgages secured by the underlying properties with no recourse to the Corporation, increased to $11.8 billion from $5.4 billion in 2005. The increase represented financing associated with the U.S. portfolio acquired during the year as well as financing put in place on the Washington properties acquired in 2005. This debt includes $481 million attributable to our investment partner in the portfolio acquisition.
Our core office property debt is primarily fixed-rate and non-recourse. These investment-grade financings typically reflect up to 70% loan-to-appraised value at the time that the mortgages are arranged. In addition, in certain circumstances when a building is leased almost exclusively to a high-credit quality tenant, a higher loan-to-value financing can be put in place at rates commensurate with the cost of funds for the tenant. This reduces our equity requirements to finance core office properties, and as a result, enhances equity returns. Core office property debt at December 31, 2006 had an average interest rate of 7% and an average term to maturity of eight years.
The debt and equity components of co-investors capital represents the 38% interest of our partners in the U.S. Core Office fund.
Operating Results
Total operating cash flow increased to $1,095 million during 2006, compared with the $848 million generated by the portfolio during 2005 and $641 million generated in 2004. After deducting interest expense associated with property-specific financings, the net operating cash flow was $646 million in 2006, representing a 21% return on net invested capital and an 18% increase over the $548 million generated in 2005.
The variations in reported results are due largely to dividends received from our 15% investment in Canary Wharf, which totalled $87 million in 2006 and $183 million in 2005 as well as the U.S. portfolio acquisition, which increased total operating cash flow by $135 million. On a net basis, however, after deducting carrying costs, the contribution from the new U.S. portfolio was $13 million. We expect this contribution to increase over the next few years as the portfolio is rationalized, the leasing profiles are upgraded in the currently favourable environment and lower cost long-term funding is arranged.
The balance of our North American portfolio produced operating cash flow of $678 million, which was higher than the $639 million recorded in 2005 due principally to the contribution from newly acquired properties and the improved leasing environments. The stable occupancy levels in our portfolio and our emphasis on long-term leases tends to moderate fluctuations in net operating income from existing properties. We sold properties in Calgary and Denver during the year, resulting in $44 million of disposition gains, although the reduction in the size of our Calgary portfolio was more than offset by increased contributions from remaining properties due to extremely favourable leasing markets.
We received a dividend from Canary Wharf totalling $87 million in addition to the $183 million received last year. The significant increase in cash flow from our property at 20 Canada Square reflects a full year contribution as it was acquired part-way through 2005, as well as improved leasing.

22     Brookfield Asset Management  |  2006 Annual Report

Interest expense incurred on property specific financings increased from $300 million during 2005 to $442 million during 2006. Carrying charges on the U.S. portfolio acquired during the year accounted for $101 million of the increase and the balance was due principally to financing associated with other properties acquired during 2005 and 2006.
Brookfield Properties, through which we own and manage our North American core office properties, completed a $1.3 billion equity issue during the year, with $0.8 billion purchased by shareholders other than us. The small dilution in our share of the net assets at a price in excess of our book values gave rise to a gain of $110 million. Total gains, including property sales mentioned above, amounted to $154 million.
Leasing and Occupancy Levels
Our total portfolio occupancy rate at December 31, 2006 was 95% in our core North American markets, and 95% overall, unchanged compared to 2005 as shown in the following table:

	2006			2005
	Leasable	Owned	Percentage	Leasable	Owned	Percentage
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (THOUSANDS)	Area	Interest	Leased	Area	Interest	Leased

New York, New York	19,516	16,352	97%	12,453	10,738	95%
Boston, Massachusetts	2,163	1,103	93%	2,163	1,103	92%
Toronto, Ontario	12,283	6,973	96%	12,278	6,147	93%
Calgary, Alberta	7,845	3,544	100%	8,936	3,816	99%
Washington, D.C.	6,771	6,594	98%	1,557	1,557	99%
Houston, Texas	6,958	6,307	95%	—	—	—
Los Angeles, California	10,672	10,438	87%	—	—	—
Ottawa, Ontario	2,939	735	99%	2,935	734	99%

Core North American markets	69,147	52,046	95%	40,322	24,095	95%
Denver, Colorado	1,795	1,795	96%	2,605	2,605	87%
Minneapolis, Minnesota	3,008	3,008	89%	3,008	3,008	88%
Other North America	1,845	1,155	96%	2,095	1,219	92%

Total North America	75,795	58,004	95%	48,030	30,927	94%
London, United Kingdom	8,500	2,173	94%	8,500	2,173	90%

Total [1]	84,295	60,177	95%	56,530	33,100	94%

1	Excludes development sites
An important characteristic of our portfolio is the strong credit quality of our tenants. We direct special attention to credit quality in order to ensure the long-term sustainability of rental revenues through economic cycles. On average, the tenant profile exceeds an “A” credit rating. Major tenants with over 600,000 square feet of space in the portfolio include Merrill Lynch, Government of Canada, Wachovia, CIBC, Bank of Montreal, JPMorgan Chase, Goldman Sachs, RBC Financial Group, Petro-Canada, Target Corporation, Continental Airlines and Imperial Oil. Our strategy is to sign long-term leases in order to mitigate risk and reduce our overall retenanting costs. We typically commence discussions with tenants regarding their space requirements well in advance of the contractual expiration, and while each market is different, the majority of our leases, when signed, extend between 10 and 20 year terms. As a result of this strategy, approximately 6.6% of our leases mature annually. The long-term nature of our leases enables us to finance these properties on a long-term basis with no recourse to us.
As at December 31, 2006, the average term of our in-place leases in North America was seven years and expiries average 6.6% during each of the next five years. The U.S. portfolio had a shorter lease maturity than the balance of our portfolio, which we will seek to extend as we re-lease the properties. The average term of property specific financings was eight years. In our European portfolio, the average lease term is 20 years and the average term of property specific debt was eight years.
We leased 6.2 million square feet in our North American portfolio during 2006, over three times the amount of space contractually expiring. This included 3.6 million square feet of new leases and 2.6 million square feet of renewals. Leasing fundamentals have improved in most of our markets with particular strength in Calgary and New York where markets are tightening. Boston has been weak recently but appears to have stabilized.

Brookfield Asset Management  |  2006 Annual Report     23

Leasing fundamentals in London also continued to improve, and 540,000 square feet was leased during the year in properties in which we have an interest, bringing total occupancy across the portfolio to over 90%. Nearly 80% of the tenant rating profile is A+ or better.
Residential Properties
We conduct residential property operations in the United States, Canada and Brazil through subsidiaries in which we hold the following interests: United States – 53%; Canada – 50%; Brazil – 60%. We do not as yet earn any income for managing these operations other than the return on our invested capital, although we are exploring the formation of land joint ventures on an asset management basis.
The following table summarizes our invested capital and related cash flows:

	Assets Under	Invested Capital				Operating Cash Flow
AS AT AND FOR THE YEARS ENDED DECEMBER 31	Management	Total		Net		Total		Net
(MILLIONS)	2006	2006	2005	2006	2005	2006	2005	2006	2005

United States	$1,355	$1,355	$1,335	$1,142	$1,063	$236	$350
Canada	305	305	166	305	166	144	106
Brazil	743	743	532	567	396	36	40

	2,403	2,403	2,033	2,014	1,625	416	496	$416	$496
Borrowings / interest[1]				(1,126)	(1,238)			(23)	(21)
Cash taxes								(93)	(141)
Non-controlling interest in net assets				(404)	(142)			(69)	(109)

				484	245	416	496	231	225
Realization gain				—	—	269	—	269	—

Net investment / operating cash flow	$2,403	$2,403	$2,033	$484	$245	$685	$496	$500	$225

1	Portion of interest expressed through cost of sales
Net operating cash flow prior to realization gains was relatively unchanged between 2005 and 2006 as a slowdown in our U.S. operations was offset by strong growth in Canada, where our Alberta operations are benefitting from strong energy markets. We recorded a realization gain when we took our Brazil operations public during the fourth quarter of 2006. Total assets and net capital, which include property assets as well as inventory, cash and equivalent and other working capital balances, have increased with the level of activity in Canada and Brazil.
United States
Our U.S. residential operations are conducted through a 53%-owned subsidiary named Brookfield Homes Corporation that had a $1 billion market capitalization at year end, compared with equity book value of $370 million. These operations are concentrated in four major supply constrained markets: San Francisco, Los Angeles and San Diego in California, and the Washington, D.C. area. In these operations, we own or control 28,000 lots through direct ownership, options and joint ventures. We focus on the mid-to upper-end of the home building market and are one of the twenty largest home builders in the United States. A significant portion of the value creation and operating margins in this business are achieved through the land acquisition process as opposed to the home building activity. We endeavour to option lots and acquire land that is well advanced through the entitlement process to minimize capital at risk. Most of our revenues are derived from the sales of finished homes and the associated lots, although we sell lots to other builders on a bulk basis to capture appreciation in values and recover capital.
We have experienced substantial growth in margins and volumes in each of our U.S. markets over the past five years although we experienced some retracement during 2006 as demand for new homes slowed. We are optimistic that these operations should continue to provide similar returns in 2007 and that we will achieve margin improvement and increased volumes once the current supply and demand imbalance is worked through in 2007 or 2008.

24     Brookfield Asset Management  |  2006 Annual Report

Canada
These operations are conducted as a business unit within Brookfield Properties Corporation, a 50%-owned subsidiary. Our Canadian operations are concentrated in Calgary, Edmonton and Toronto. Operations in the U.S. markets of Denver, Colorado and Texas are managed and reported within this unit. We own approximately 61,400 lots in these operations of which approximately 5,800 were under development at December 31, 2006 and 55,600 are included under development assets because of the length of time that will likely pass before they are developed. Our principal activity in this business is to acquire and develop lots for sale to other homebuilders, although we build and sell homes with some of our lots.
Operating cash flow in the Canadian operations increased significantly since the beginning of 2005 as our Alberta operations benefitted from the continued expansion of activity in the oil and gas industry. Most of the land holdings were purchased in the mid-1990’s or earlier, and as a result have an embedded cost advantage today. This has led to particularly strong margins, although the high level of activity is creating some upward pressure on building costs and production delays. Nonetheless, unless the market environment changes, we expect another very strong year in 2007.
Brazil
Our Brazilian operations are owned through a 60% subsidiary named Brascan Residential Properties S.A. that had a market capitalization of $1.6 billion at year end compared to a book value of $575 million. This operation is focussed on building residential condominiums and also deploys capital in order to secure attractive sites. Operating cash flow for 2006 was similar to that reported in 2005. Unit sales during the fourth quarter of 2006 were particularly strong, however, the associated revenues will not be recognized until the units are completed, which is expected to occur during 2007 and 2008. As discussed under infrastructure development on pages 27 and 28, we own substantial density rights that will provide the basis for continued growth.
During 2006, we established these operations as a public company listed on the São Paulo Stock Exchange raising nearly $550 million through the issuance of common shares thereby reducing our remaining interest to 60%. We recorded a gain of $269 million on the transaction.
Financing
Borrowings include property-specific financings of $145 million (2005 – $122 million) secured by assets within the business and subsidiary borrowings of $981 million (2005 – $1,116 million). Subsidiary borrowings consist primarily of construction financings which are repaid with the proceeds from sales of building lots, single-family houses and condominiums and is generally renewed on a rolling basis as new construction commences.
Home and Lot Sales
We sold 2,578 homes and condominium units during 2006. We also sold an additional 3,585 lots during the year for total lot sales of 6,163. Quantities of both homes/units and lots were both approximately 20% lower than last year, however the impact of this decline on net operating income was offset by increased margin in our Canadian operations.
The following table summarizes home and lot sales over the past three years.

	Home Sales			Lot Sales [1]
YEARS ENDED DECEMBER 31 (UNITS)	2006	2005	2004	2006	2005	2004

United States
California	784	1,040	1,357	1,745	2,103	1,415
Washington, D.C. area	398	614	523	460	1,065	864
Canada
Ontario	280	391	339	280	391	339
Alberta	538	556	496	2,885	3,173	2,433
Other	—	—	—	215	369	468
Brazil
Rio de Janeiro and São Paulo	578	528	606	578	528	606

Total	2,578	3,129	3,321	6,163	7,629	6,125

1	Including lots associated with home sales

Brookfield Asset Management  |  2006 Annual Report     25

Opportunity Investments
We invest in commercial properties other than core office and have established dedicated operations to conduct these activities. Our objective is to acquire property which, through our management, leasing and capital investment expertise, can be enhanced to provide a superior return on capital. The scale of our overall operating platform in the property sector provides a substantial volume of potential investments for these operations and enables us to participate in a broad range of opportunities. During 2006, we established a fund to allow institutional investors to participate in these activities. The fund is capitalized with $245 million of equity commitments, of which we provided $125 million, and which is currently fully invested.

	Assets Under	Invested Capital				Operating Cash Flow
AS AT AND FOR THE YEARS ENDED DECEMBER 31	Management	Total		Net		Total		Net
(MILLIONS)	2006	2006	2005	2006	2005	2006	2005	2006	2005

Commercial properties	$1,086	$1,086	$468	$1,055	$458	$42	$19	$42	$19
Disposition gains						7	—	7	—
Property specific mortgages / interest				(820)	(311)			(30)	(6)
Co-investors’ capital				(103)	—			(5)	—

Net investment / operating cash flow	$1,086	$1,086	$468	$132	$147	$49	$19	$14	$13

Total assets within the fund was approximately $1.1 billion at year end, and include 70 office properties in a number of cities across North America as well as smaller investments in industrial, student housing, multi-family, and other property asset classes. The book value of commercial properties includes total and net working capital balances of $48 million (2005 – $15 million) and $17 million (2005 – $5 million), respectively. Our net invested capital at December 31, 2006 included a $23 million bridge loan to facilitate the recent portfolio acquisition, which is expected to be repaid over the next three to six months.
Opportunity investments tend to be more dynamic and typically have strong early stage value enhancement potential. Accordingly, operating results are expected to be derived more from realization gains than recurring net rental income. Debt financing for properties of this nature tends to be shorter in term to enhance flexibility, and leverage for the portfolio as a whole tends to vary between 70% and 80% of loan to value.
Retail Properties
In addition to significant retail space which we operate in conjunction with our office properties, we have owned and operated retail properties in Brazil for many years. During 2006, we formed a fund with $800 million of capital to invest in Brazilian retail properties, of which our commitment is $200 million. The fund purchased three shopping centres previously owned by us for proceeds of $252 million, resulting in a gain for accounting purposes of $79 million.
The following table summarizes our retail office property operations:

	Assets Under	Invested Capital				Operating Cash Flow
AS AT AND FOR THE YEARS ENDED DECEMBER 31	Management	Total		Net		Total		Net
(MILLIONS)	2006	2006	2005	2006	2005	2006	2005	2006	2005

Retail properties [1]	$800	$215	$270	$207	$186	$38	$25	$25	$25
Gain on establishment of Retail Fund	—	—	—	—	—	79	—	79	—

	800	215	—	207	186	117	—	104	25
Borrowings / interest				(105)	—	—	—	(4)	(5)
Co-investors’ capital				(74)	—	—	—	(2)	—

Net investment / operating cash flow	$800	$215	$270	$28	$186	$117	$25	$98	$20

1	The Brazil Retail Fund was established in the third quarter of 2006
The fund’s initial portfolio consists of three shopping centres and associated office space totalling 1.1 million square feet of net leasable area, located in Rio de Janeiro and São Paulo, and includes our 54% interest in the one million square foot Rio Sul Centre, which is one of Brazil’s premier shopping centres. The book value of retail properties include total and net working capital balances of $46 million (2005 – $90 million) and $38 million (2005 – $6 million), respectively. Borrowings represent debt incurred by the fund to finance the purchase of the initial portfolio assets, which is guaranteed by the obligation of ourselves and our partners to subscribe for capital in the fund up to the level of the committed amounts.

26     Brookfield Asset Management  |  2006 Annual Report

The fund’s mandate is to acquire additional retail properties in the fragmented Brazilian market and to enhance their value through active management and repositioning. We also continue to hold direct interests in a smaller portfolio of retail and associated commercial office space with a net book value of $66 million which is now included in our “Investments” segment.
Infrastructure Development
We entitle, seek approval for, build, manage and develop many types of critical backbone infrastructure in business segments where we own assets. For example, we typically acquire land or long-term rights on land, seek entitlements to construct, and then either sell the project improved by the infrastructure entitlements or build the project ourselves.
The composition of our infrastructure development properties at December 31, 2006 and 2005, was as follows:

		Invested Capital				Operating Cash Flow
AS AT AND FOR THE YEARS ENDED DECEMBER 31	Potential	Total		Net		Total		Net
(MILLIONS)	Developments	2006	2005	2006	2005	2006	2005	2006	2005

Core office properties		$842	$296	$602	$296
Bay-Adelaide Centre	2.6 million sq. ft.
Four Allen Center	1.3 million sq. ft.
Penn Station	4.7 million sq. ft.
Other	21.3 million sq. ft.
Residential lots
United States [1]	15,900 lots	—	—	—	—
Canada	55,600 lots	400	225	400	225
Brazil	9.8 million sq. ft.	116	157	116	157
Rural development
Brazil	260,000 acres	66	50	49	50
Canada [2]	30,000 acres	—	—	—	—

	290,000 acres

Net investment / operating cash flow		$1,424	$728	$1,167	$728	$1	$5	$1	$5

1	Book values included in United States residential property operations, see pages 24 and 25

2	Book values included as higher and better use land in western North American timber operations, see page 32
In addition to the properties listed above, we have been actively developing a number of hydroelectric power facilities in Brazil and North America as well as wind generation facilities in Canada which are described further under Power Generating Operations.
The total book value of development properties within our property operations at year end increased to $1.4 billion from $0.7 billion at the end of 2005, with the increase occurring largely in our core office property operation.
We do not typically record ongoing cash flow in respect of development properties as the associated development costs are capitalized until the property is sold, at which time any disposition gain or loss is realized, or until the property is transferred into operations.
Core Office Properties
We maintain an in-house development capability to undertake development projects when the risk-adjusted returns are adequate and significant pre-leasing has been achieved. At year end, we held projects with 29.9 million square feet of commercial density rights. During 2006, we acquired the 1.3 million square foot Four Allen Center in Houston with a joint-venture partner for $120 million and immediately signed a long-term lease with Chevron for the entire property that will commence in 2007. We raised $240 million of project-specific financing to fund the acquisition and future refurbishment costs. Development projects also include our Penn Station development in midtown New York, which recently received increased permitting for 2.5 million square feet of office density.

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The Bay-Adelaide Centre development property, now 100%-owned, is located in Toronto’s downtown financial district and zoned for up to 2.6 million square feet of office and residential use. Currently, we are under construction on a 1.1 million square foot premier office property. We also own expansion rights for a third office tower at BCE Place, our flagship Toronto office complex, which would add approximately 800,000 square feet of density, and similarly we have rights to develop approximately 500,000 square feet of office space at Bankers Court in Calgary, where we also have a 265,000 square foot office property under construction. At Canary Wharf in London, we own our proportionate share of development density which totals approximately 5.4 million square feet of commercial space.
Residential Development Properties
Residential development properties include land, both owned and optioned, which is in the process of being converted to residential lots, but not expected to enter the home building process for more than three years.
We utilize options to control lots for future years in our higher cost land markets in order to reduce risk. To that end, we hold options on approximately 14,900 lots in predominantly California and Virginia in return for providing planning and development expertise to obtain the required entitlements. We invested additional capital into development land in Alberta as a result of the significant increase in activity. In Brazil, we own rights to build residential and office condominium space of a further 8.0 million square feet, to be developed over the next 15 years in São Paulo, and a further 9.1 million square feet of condominium density in Rio de Janeiro which will be built over the next 10 years.
Rural Development Properties
We acquired 74,000 acres of additional rural land in Mato Grosso State in Brazil and now own approximately 260,000 acres of prime rural development land in the States of São Paulo, Minas Gerais and Mato Grosso. These properties are being used for agricultural purposes, including the harvest of sugar cane for its use in the production of ethanol as a gasoline substitute. A substantial increase in the world-wide consumption of ethanol for use as a substitute for gasoline has resulted in a significant increase in the value of lands which are suitable for sugar cane growing. During the past three years we completed leases with an average term of 23 years on approximately 41,600 acres to operators of large sugar cane processing facilities and expect to earn growing annual cash flows. The leases have floor payments plus participations on a combination of sugar and ethanol prices, and the land reverts to us after 23 years.
We hold 30,000 acres of potentially higher and better use land adjacent to our western North American timberlands acquired during 2005, which we intend to convert into residential and other purpose land over time, and are included within our timberland operations.
Power Generating Operations
Our power generating operations are predominantly hydroelectric facilities located on river systems in North America. As at December 31, 2006, we owned and managed approximately 140 power generating stations with a combined generating capacity of approximately 3,800 megawatts. Our facilities produced approximately 13,000 gigawatt hours of electricity in 2006. All but four of our existing stations are hydroelectric facilities located on river systems in seven geographic regions, specifically Ontario, Quebec, British Columbia, New York, New England, Louisiana and southern Brazil. This geographic distribution provides diversification of water flows to minimize the overall impact of fluctuating hydrology. Our storage reservoirs contain sufficient water to produce approximately 20% of our total annual generation and provide partial protection against short-term changes in water supply. The reservoirs also enable us to optimize selling prices by generating and selling power during higher-priced peak periods. We also own and operate two natural gas-fired plants, a pumped storage facility and a 189-megawatt wind energy project that we operate under a 20-year fixed price power sales agreement.

28     Brookfield Asset Management  |  2006 Annual Report

The capital invested in our power generating operations and the associated cash flows are as follows:

			Assets Under	Invested Capital				Operating Cash Flow
AS AT AND FOR THE YEARS ENDED DECEMBER 31	Capacity		Management	Total		Net		Total		Net
(MILLIONS)	2006	2005	2006	2006	2005	2006	2005	2006	2005	2006	2005

Hydroelectric generation	(MW)
Ontario	897	847	$1,094	$1,094	$944	$1,094	$944	$111	$83
Quebec	277	277	371	371	374	371	374	95	54
British Columbia	127	127	133	133	131	133	131	15	13
New England	240	201	400	400	259	400	259	55	38
New York and other northeast markets	832	730	1,016	1,016	889	1,016	889	160	123
Louisiana	192	192	478	478	497	478	497	103	112
Brazil	205	205	264	264	195	264	195	41	30

Total hydroelectric generation	2,770	2,579	3,756	3,756	3,289	3,756	3,289	580	453
Wind energy, co-generation & pumped storage	1,004	815	493	493	170	493	170	40	16
Development projects	—	—	60	60	109	60	109	—	—

Total power generation	3,774	3,394	4,309	4,309	3,568	4,309	3,568	620	469	$620	$469
Cash, financial assets, accounts receivable and other			1,081	1,081	1,184	1,081	1,184			—	—
Accounts payable and other liabilities						(419)	(491)			(2)	—
Property specific and subsidiary debt / interest						(3,388)	(2,839)			(235)	(215)
Non-controlling interests in net assets						(215)	(225)			(46)	(24)

Net investment / operating cash flow	3,774	3,394	$5,390	$5,390	$4,752	$1,368	$1,197	$620	$469	$337	$230

Total operating cash flow from our power generating assets increased to $620 million in 2006, compared with $469 million in 2005, due to expanded capacity, improved hydrology, and higher realized prices despite a lower price environment. After deducting interest expense and distributions to owners of partial interests in our business, these operations generated $337 million of cash flow on average net invested capital of $1.4 billion, representing a 25% return. The book value of invested capital increased by $171 million due to the acquisition of power facilities during the year offset by long-term property-specific debt financing and unsecured debt issued directly by our power generating operations.
Operating Results
The following table illustrates the components of the change in operating cash flows from our power generating operations, prior to interest expense and distributions, during the past two years:

YEARS ENDED DECEMBER 31 (MILLIONS)	2006	2005 [1]

Prior year’s net operating cash flow	$469	$352
Variances from prior year:
Hydrology variations within existing capacity	52	(23)
Variations in realized prices and operational improvements	63	11
Capacity additions	36	129

Current year’s net operating cash flow	$620	$469

1	Revised to conform to current presentation
Hydrology conditions were approximately 4% above normal levels for the portfolio as a whole. We produced an additional 1,127 gigawatt hours from facilities owned throughout 2006 and 2005 and, as a result, cash flows were $52 million higher on a relative basis. Water conditions continue to be favourable in recent months and, as a result, our facilities are currently operating at average generation levels.

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The decrease in natural gas prices has led to a decrease in market power prices from 2005 levels as most of the price-setting capacity in our operating regions is primarily natural gas. The impact of lower spot prices, however, was mitigated by our longstanding strategy to sell much of our power under long-term power sale agreements and financial contracts at higher prices. In addition, capacity revenues and our ability to capture peak pricing by using the flexibility of our assets also increased revenues. As a result, realized prices were actually higher in 2006 which, together with operational improvements and contribution from non-hydro operations, increased cash flows by $63 million over 2005 levels.
Capacity additions from acquisitions and selective development of additional capacity during 2006 and part way through 2005 generated 799 gigawatts of additional power and added $36 million of cash flow during 2006 compared to 2005. We added hydro facilities in Canada, Brazil and the northeastern United States and completed the development of a 189-megawatt wind energy project in Northern Ontario. We acquired a 2,933 gigawatt hour portfolio in New York in late 2004 which resulted in the substantial capacity additions in 2005 compared to 2004. The additional facilities furthered the diversification of our watersheds and energy sources, thereby reducing hydrology risk, and position us as an important participant in our core electricity markets.
The following table summarizes generation over the past two years:

YEARS ENDED DECEMBER 31	Long-Term	Actual Production		Variance to
(GIGAWATT HOURS)	Average (LTA)	2006	2005	LTA	2005

Existing capacity
Ontario	2,412	1,898	1,766	(514)	132
Quebec	1,702	2,032	1,475	330	557
New England	1,024	1,144	1,172	120	(28)
New York	2,903	3,602	3,025	699	577
Louisiana	903	712	813	(191)	(101)
Other	1,081	1,069	1,079	(12)	(10)

Total existing capacity	10,025	10,457	9,330	432	1,127
Acquisitions – during 2006	456	517	—	61	517
Acquisitions – during 2005	702	774	492	72	282

Total hydroelectric operations	11,183	11,748	9,822	565	1,926
Wind energy, co-generation and pump storage	1,198	1,268	1,108	70	160

Total generation	12,381	13,016	10,930	635	2,086

The following table illustrates revenues and operating costs for our hydroelectric facilities:

	2006				2005
	Actual	Realized	Operating	Operating	Actual	Realized	Operating	Operating
YEARS ENDED DECEMBER 31 (GWH AND $ MILLIONS)	Production	Revenues	Costs	Cash Flows	Production	Revenues	Costs	Cash Flows

Ontario	2,059	$150	$39	$111	1,766	$118	$35	$83
Quebec	2,032	118	24	94	1,475	75	21	54
New England	1,438	82	27	55	1,275	63	25	38
New York	3,857	229	69	160	3,089	195	72	123
Other	2,362	211	51	160	2,217	195	40	155

Total	11,748	$790	$210	$580	9,822	$646	$193	$453

Per MWh		$67	$18	$49		$66	$20	$46

Realized prices, which include ancillary and capacity revenues and the impact of maximizing our generation during peak hour pricing, increased to $67 per megawatt hour despite a lower pricing environment for reasons described above. Operating costs on a per megawatt hour basis were lower due to the higher generation levels.

30     Brookfield Asset Management  |  2006 Annual Report

Portfolio Activity
We added seven hydroelectric stations and one wind farm during 2006 with combined capacity of 380 megawatts and an annual production capability of 1,533 gigawatt hours. The new facilities are located in northeastern United States, Canada and Brazil and have been integrated into our current operations in these regions. The total acquisition cost was approximately $678 million and resulted in a $741 million increase in the book value of our power generating assets to $4.3 billion from $3.6 billion at the end of 2005. We raised approximately $550 million of additional financing to fund acquisitions and maintain appropriate leverage on existing assets and, as a result, the net capital invested in our portfolio was relatively unchanged year over year.
We finance our power generation facilities in the same manner as our core office properties with long-term debt that is recourse only to the assets being financed. We typically achieve approximately 50% loan to value at the time of financing before taking into account any power contract arrangements, which may enable significantly higher loan-to-value ratios to be achieved. At December 31, 2006, the average term of this debt was 18 years and the average interest rate was 8%.
We have expanded our power operations significantly since 2001, at which time the book value was less than $1 billion and capacity was less than 1,000 megawatts. We will continue our efforts to expand the portfolio and are pursuing a number of opportunities in this regard.
We believe the intrinsic value of our power assets is much higher than the book value because the assets have either been held for many years and therefore depreciated for accounting purposes which, in our view, is inconsistent with the nature of hydroelectric generating assets. In addition, we have been successful in acquiring, developing and upgrading many of our facilities on an attractive basis. In addition, higher fossil fuel prices have resulted in significantly expanded operating margins for hydroelectric facilities, which have very low operating costs.
Financing
Property-specific and subsidiary debt increased to $3.4 billion from $2.8 billion at the beginning of 2006 due to new debt secured by acquired facilities and 30-year unsecured bonds issued by Brookfield Power during the fourth quarter that have no recourse to the Corporation. Property-specific debt totalled $2.7 billion at year end (2005 – $2.4 billion) and corporate unsecured notes issued by our power generating operations totalled $0.7 billion (2005 – $0.4 billion). Property-specific debt has an average interest rate of 8% and an average term of 16 years and is all investment grade quality. The corporate unsecured notes bear interest at an average rate of 5%, have an average term of 10 years and are rated BBB by S&P and BBB (high) by DBRS and BBB by Fitch.
Non-controlling interests represent the 49% interest in the Great Lakes Hydro Income Fund that is held by other shareholders.
Contract Profile
We endeavour to maximize the stability and predictability of our power generating revenues by contracting future power sales to minimize the impact of price fluctuations, by diversifying watersheds, and by utilizing water storage reservoirs to minimize fluctuations in annual generation levels.
Approximately 80% of our projected 2007 and 2008 revenues are currently subject to long-term bilateral power sales agreements or shorter-term financial contracts. The remaining revenue is generated through the sale of power in wholesale electricity markets. Our long-term sales contracts, which cover approximately 55% of projected revenues during this period, have an average term of 13 years and the counterparties are almost exclusively customers with long-standing favourable credit histories or have investment grade ratings. The financial contracts typically have a term of between one and three years.
All power that is produced and not otherwise sold under a contract is sold in wholesale electricity markets, and due to the low variable cost of hydroelectric power and the ability to concentrate generation during peak pricing periods, we are often able to generate highly attractive margins on power which is otherwise uncontracted. This approach provides an appropriate level of revenue stability, without exposing the company to undue risk of contractual shortfalls, and also provides the flexibility to enhance profitability through the production of power during peak price periods.

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The following table sets out the profile of our contracts over the next five years from our existing facilities, assuming long-term average hydrology:

YEARS ENDED DECEMBER 31	2007	2008	2009	2010	2011

Generation (GWh)
Contracted
Power sales agreements	7,233	7,165	5,906	5,887	5,426
Financial contracts	3,635	2,903	292	287	—
Uncontracted	2,401	3,031	6,472	6,496	7,250

	13,269	13,099	12,670	12,670	12,676

Contracted generation
% of total	82	77	49	49	43
Revenue ($millions)	710	666	448	447	417
Price ($/MWh)	65	66	72	72	77

The increase in the average selling price for contracted power over the next five years reflects contractual step-ups in long duration contracts with attractive locked-in prices and the expiry of lower priced contracts during the period.
Timberlands
We own and manage timber assets which have investment characteristics that are similar to our property and power operations. Our current operations consist of the following:

		Assets Under	Invested Capital				Operating Cash Flow
AS AT AND FOR THE YEARS ENDED DECEMBER 31		Management	Total		Net		Total		Net
(MILLIONS)	Acres	2006	2006	2005	2006	2005	2006	2005	2006	2005

Timber
Western North America
Timberlands	603,000	$777	$777	$801	$777	$801	$59	$27
Higher and better use lands	30,000	111	111	113	111	113	6	—
Eastern North America	1,076,000	189	189	48	189	48	44	8
Brazil	140,000	45	45	39	45	39	4	5

	1,849,000	1,122	1,122	1,001	1,122	1,001	113	40
Other assets, net		68	68	56	18	5	—	—

		1,190	1,190	1,057	1,140	1,006	113	40	$113	$40
Property specific and other borrowings / interest					(485)	(447)			(29)	(15)
Non-controlling interests in net assets					(340)	(255)			(26)	(7)

Net investment / operating cash flow		$1,190	$1,190	$1,057	$315	$304	$113	$40	$58	$18

We have significantly expanded the operations over the past two years with the formation of the Island Timberlands Fund in western North America during 2005 and the Acadian Timber Fund in eastern North America early in 2006. Our goal is to continue to prudently invest additional capital in our timber operations when opportunities are available.
Western North America
We established the Island Timberlands Fund in mid-2005 with the purchase of 633,000 acres of high quality private timberlands on the west coast of Canada. These assets are financed with $410 million of property specific debt. We own 50% of the fund and the balance is owned by institutional investors.
Timber operations performed in line with expectations and the prospects for 2007 are promising. Demand for high quality timber exported to the U.S. and Japan remains strong, although this was offset somewhat by adverse weather conditions in western Canada and the impact of the higher Canadian dollar on operating costs. The increase in operating cash flows over 2005 reflects a full twelve months of ownership compared to seven months in 2005 and gains realized on the sale of higher and better use lands.

32     Brookfield Asset Management  |  2006 Annual Report

Eastern North America
In early 2006, we established the Acadian Timber Fund, a publicly listed income fund that acquired the 311,000 acres of private timberlands previously owned by us as well as a further 765,000 acres held by Fraser Papers. Acadian, in which we hold a 30% interest, is managed by our timber management group and completed a C$85 million initial public offering during the first quarter of 2006. To date, performance has been in line with our initial expectations; however, the current weakness in the eastern North American forest product sector is likely to persist for the next several quarters. Operating cash flows during 2006 reflect the increased holdings within the fund and include a gain of $26 million realized on the formation of the fund.
Brazil
We hold 140,000 acres of timberlands located in the State of Paraná in Brazil and are actively pursuing acquisition opportunities to expand our timberland operations in this country, which benefit from rapid rates of growth for trees.
Financing
Property-specific borrowings of $478 million (2005 – $410 million) are secured by timber assets in North America, and increased during the year with the formation of the Acadian Timber Fund. Other debt of $7 million (2005 – $37 million) represents amounts drawn at year end under working capital facilities. The property-specific borrowings have an average interest rate of 6%, an average term to maturity of 15 years and are all investment grade.
Non-controlling interests represent the interests of co-investors in our two North American funds. The increase represents the interests of other shareholders in Acadian.
Transmission Infrastructure
We have owned and managed transmission systems in northern Ontario for many years and acquired the largest electricity transmission company in Chile at the end of June 2006. We also made a non-controlling investment in a Brazilian transmission company during the fourth quarter of 2006, which we hope will lead to further opportunities. These operations generate stable rate-based cash flows that provide attractive long-term returns for us and our investment partners. We intend to further expand our transmission operations to serve the needs of the underserviced electrical infrastructure sector in our geographic markets.

	Assets Under	Invested Capital				Operating Cash Flow
AS AT AND FOR THE YEARS ENDED DECEMBER 31	Management	Total		Net		Total		Net
(MILLIONS)	2006	2006	2005	2006	2005	2006	2005	2006	2005

Transmission facilities and investments
North America	$146	$146	$130	$146	$130	$28	$24
Chile	2,525	2,525	—	2,525	—	91	—
Brazil	157	157	—	157	—	—	—

	2,828	2,828	130	2,828	130	119	24	$119	$24
Other assets	315	315	26	315	26	—	—	(8)	—

	3,143	3,143	156	3,143	142	119	24	111	24
Other liabilities				(267)	(14)
Project-specific financing and other borrowings				(1,496)	(100)			(55)	(4)

				1,380	42	119	24	56	20
Debt component of co-investors’ capital				(589)	—			(25)	—
Equity component of co-investors’ capital				(242)	—			6	—

Net investment / operating cash flow	$3,143	$3,143	$156	$549	$42	$119	$24	$37	$20

North America
We own and operate an electrical transmission system in northern Ontario. As a regulated rate base business, the operations produce stable and predictable cash flows and provide attractive returns for future investment. During 2005 and 2006, we invested $64 million of capital to upgrade our system, thereby increasing its rate base. The increase in cash flow is due to the expanded rate base and impact of the higher Canadian dollar.

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Chile
During the year we acquired the Transelec electricity transmission system in Chile for approximately $2.5 billion including working capital and $483 million of goodwill. We own 28% of the business and the balance is held by our institutional investment partners. The operating results were in line with expectations during our six months of ownership taking into consideration up-front integration costs.
Transelec’s assets serve as the backbone of the Chilean electrical distribution sector, with more than 8,000 kilometres of transmission lines and 51 substations that deliver electricity to approximately 99 percent of the Chilean population through various local distribution companies. The revenues of Transelec are predominantly governed by an attractive regulatory rate base agreement that provides for inflation adjusted returns and a substantial portion of the revenues are based in U.S. currency. We expect that the operations will generate approximately $200 million of annual net operating income in the near term prior to financing costs and taxes. Furthermore, any additional qualifying capital expenditures will be added to the rate base and earn a 10% return, which is also inflation adjusted.
Brazil
During the year we acquired a 20% interest in a Brazilian transmission company for $157 million.
Financing
Property-specific financing borrowings increased to $1.5 billion during the year as a result of $1.4 billion of debt incurred and assumed with the Transelec acquisition. The balance of $100 million is secured by the Ontario transmission assets. The property-specific debt has an average interest rate of 6%, an average term to maturity of 11 years and is all investment grade.
Co-investor capital represents the 72% interests of our co-investors in the Transelec business. A portion of their capital is in the form of long-term debt that ranks pari passu with our interests and is classified as such form accounting purposes.
Specialty Investment Funds
We conduct bridge financing, real estate finance and restructuring activities through specialty investment funds. Although our primary industry focus is on property, power and long-life infrastructure assets, our mandates within our bridge finance and restructuring funds include other industries which have tangible assets and cash flows, and particularly where we have expertise as a result of previous investment experience. Our public securities operations manage funds with specific mandates to invest in public and private securities on behalf of institutional and retail investors.
The following table shows the assets currently under management and the invested capital at December 31, 2006 and 2005, together with the associated operating cash flow:

	Assets Under	Invested Capital				Operating Cash Flow
AS AT AND FOR THE YEARS ENDED DECEMBER 31	Management[1]	Total		Net		Total		Net
(MILLIONS)	2006	2006	2005	2006	2005	2006	2005	2006	2005

Bridge Lending	$1,452	$637	$268	$622	$268	$65	$31	$65	$31
Real Estate Finance	5,438	183	149	183	149	17	14	17	14
Restructuring	977	977	82	377	82	147	9	82	9
Fixed income and real estate securities [2]	20,460	—	—	—	—	—	—	—	—

Net investment / operating cash flow	$28,327	$1,797	$499	$1,182	$499	$229	$54	$164	$54

1	Represents capital committed or pledged by Brookfield and co-investors, including the book value of our invested capital

2	Capital invested in fixed income and real estate securities and associated cash flow included in Cash and Financial Assets and Other Assets
Net operating cash flows, which represent the returns from our net invested capital deployed in these activities, totalled $164 million in 2006, a three-fold increase over 2005, which was in turn 13% higher than 2004. In addition, these operations generated fees of $77 million in 2006, which is included in Asset Management revenues, and represents a meaningful increase from the $49 million recorded in 2005. Higher investment income reflects higher average levels of interest bearing securities and loans held during the year as well as realization gains.

34     Brookfield Asset Management  |  2006 Annual Report

Bridge Lending
We provide bridge loans to entities operating in industries where we have operating expertise, leveraging our 20-year history of offering tailored lending solutions to companies in need of short-term financing.
Our net capital deployed increased from $268 million to $622 million year over year. We continued to be active in 2006, reviewing many financing opportunities and issuing funding commitments totalling $3.4 billion to 24 clients. Our portfolio at year end was comprised of 21 loans, and the largest single exposure at that date was $102 million. The portfolio has an average term of 26 months excluding extension privileges. We do not employ any direct financial leverage, although loans may be structured with senior and junior tranches, and are often subordinate to other debt in the borrower’s capital structure.
Operating cash flows, which represent the return on our capital and exclude management fees, increased during the year due to the higher level of invested capital during the year compared to 2005. Our average capital deployed during the year was $519 million compared with $264 million during 2005.
Real Estate Finance
Our real estate finance operations provide financing for the ownership of real estate properties on a primary or secondary basis in a form which is senior to traditional equity, but subordinate to traditional first mortgages or investment grade debt. Our investments typically represent financing at levels between 65% and 85% of the value of the property. We equity account our 33% interest in the real estate finance fund, which is included in investments in our consolidated financial statements.

	Assets Under	Invested Capital				Operating Cash Flow
AS AT AND FOR THE YEARS ENDED DECEMBER 31	Management[1]	Total		Net		Total		Net
(MILLIONS)	2006	2006	2005	2006	2005	2006	2005	2006	2005

Real estate finance investments, net of debt	$1,650	$417	$366	$417	$366	$42	$36	$42	$36
Less: co-investor interests		(278)	(244)	(278)	(244)	(28)	(24)	(28)	(24)

Real estate finance fund	1,650	139	122	139	122	14	12	14	12
Securities – Directly held	21	21	27	21	27	2	2	2	2
Financial assets – Mortgage REIT	3,767	23	—	23	—	1	—	1	—

Net investment / operating cash flow	$5,438	$183	$149	$183	$149	$17	$14	$17	$14

1	Represents capital committed or pledged by Brookfield and co-investors, including the book value of our invested capital
During 2006, we acquired loan positions with an aggregate principal balance of approximately $942 million. The portfolio continues to perform in line with expectations. We also sold our interests in CRIIMI MAE, a U.S. public mortgage REIT, during the first quarter of 2006, giving rise to a gain of $13 million, of which our share was $4 million. We maintain credit facilities that provide financing for these investments on a non-recourse basis, and we have also established two collateralized debt obligation vehicles. This debt funding represents $1.2 billion of low cost borrowings to finance the acquisition of mortgage loan participations, mezzanine loans, and CMBS. The credit facilities are short-term in nature. The collateralized debt obligation vehicles provide term financing for their respective portfolios of assets. This financing provides a stable, lower-risk source of funding that is intended to enhance investment returns. The quality and diversification of the portfolio enabled us to apply non-recourse leverage of 81% at year end.
During 2006, we completed the initial public offering of a mortgage REIT in the United States, managed by us, which generated a total of $560 million of equity capital from the IPO and initial private placement. Our $23 million investment in the Mortgage REIT is included in financial assets in our consolidated financial statements.
Restructuring
Our restructuring group, which operates under the name “Tricap”, invests long-term capital in companies facing financial or operational difficulties which have tangible assets and cash flows, and in particular in industries where we have expertise resulting from prior operating experience. Tricap benefits from our 30-year record of restructuring companies experiencing financial and operational difficulties.

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The following table shows the assets held within our restructuring funds and the associated operating cash flow:

	Assets Under	Invested Capital				Operating Cash Flow
AS AT AND FOR THE YEARS ENDED DECEMBER 31	Management	Total		Net		Total		Net
(MILLIONS)	2006	2006	2005	2006	2005	2006	2005	2006	2005

Property, plant and equipment	$453	$453	$—	$453	$—
Securities	29	29	74	29	74
Loans receivable	23	23	8	23	8
Other assets	472	472	—	472	—

	977	977	82	977	82	$147	$9	$147	$9
Other liabilities				(235)	—	—	—	(3)	—
Subsidiary debt				(175)	—	—	—	(13)	—
Non-controlling interests				(190)	—	—	—	(49)	—

	$977	$977	$82	$377	$82	$147	$9	$82	$9

We completed the investment phase of our first fund and recently formed our second restructuring fund, Tricap II, with initial committed capital of $659 million, including $260 million from ourselves. Our net invested capital in restructuring opportunities at year end was $377 million, significantly higher than the $82 million deployed at the end of 2005. The increase represents our initial investment in Stelco, additional capital invested in Western Forest Products to fund the acquisition of Cascadia, which was previously reported within our Investments segments, and new investments for Tricap II.
Total invested capital and operating cash flows are substantially higher than net amounts and the total amounts in 2005 because we began consolidating the accounts of our investments in Concert Industries and Western Forest Products (“Western”) for accounting purposes during 2006 as they are majority owned. Total operating cash flow, which tends to fluctuate due to the nature of the investments, was substantially higher during the year at $147 million due to the receipt by Western of $109 million in respect of the pending softwood lumber settlement. Net capital and cash flows reflect our pro rata share of the investee results after deducting financing and other shareholder interests.
Tricap completed the financial restructuring of Stelco, a major Canadian integrated steel company during 2006, which resulted in Tricap owning a 37% equity interest. We installed a new management team that has extensive experience in the steel industry and intend to benefit from the improved fundamentals and consolidation within this sector. We include our share of Stelco’s results together with equity accounted results from other Investments in our reconciliation between operating cash flow and net income.
Tricap also increased its equity interest of Western Forest Products, a western Canadian forest products company, to 70% through a rights offering during the second quarter of 2006. Western continued to rationalize its operations, and during 2006, merged with Cascadia Forest Products (“Cascadia”), another Vancouver Island lumber company that we previously acquired in connection with the purchase of private timberlands by our timber Fund and was held in our Private Equity Investments. We have invested $51 million of capital in two new initiatives at year end through Tricap II.
Fixed Income and Real Estate Securities
We manage fixed income and real estate securities on behalf of our clients. We specialize in equities and fixed income securities including government, municipal and corporate bonds, and structured investments such as asset-backed, mortgage-backed and commercial mortgage-backed securities. Our clients include but are not limited to pension funds, insurance companies, foundations, mutual and other closed-end funds, and structured funds. For a number of our insurance clients, we also provide ancillary services including asset allocation and asset/liability management.
We earn base management fees that vary from mandate to mandate, and earn performance returns in respect of certain mandates depending on investment results. We have a modest amount of capital invested in these operations which is included with Financial Assets together with the associated investment returns. Fee revenues, which are included in Asset Management Income, increased to $36 million in 2006 due primarily to growth in the underlying assets under management.

36       Brookfield Asset Management    |    2006 Annual Report

Private Equity Investment
We own direct interests in a number of investments which will be sold once value has been maximized, integrated into our core operations or used to seed new funds. Although not core to our broader strategy, we expect to continue to make new investments of this nature and dispose of more mature assets.
The following table sets out these investments, together with associated cash flows and gains:

			Assets Under	Invested Capital				Operating Cash Flow
AS AT AND FOR THE YEARS ENDED DECEMBER 31			Management	Total		Net		Total		Net
(MILLIONS)	Location	Interest	2006	2006	2005	2006	2005	2006	2005	2006	2005

Forest products
Norbord Inc.	North America / UK	24%	$178	$178	$199	$26	$(12)	$66	$62	$39	$37
Fraser Papers Inc.	North America	49%	141	141	197	141	197	—	—	—	—
Privately held	North America	100%	140	140	428	95	285	(64)	(35)	(64)	(41)
Mining
Coal lands	Alberta	100%	73	73	77	73	77	5	4	5	4
Business services
Insurance	Various	80-100%	2,357	2,357	2,028	593	495	37	27	25	20
Banco Brascan, S.A.	Rio de Janeiro	40%	75	75	69	75	69	6	6	6	6
Privately held	Various	100%	369	369	304	278	133	179	53	131	41
Publicly listed	Canada	60%	51	51	84	23	49	—	—	—	(2)
Property
Privately held	Brazil	Various	66	66	—	100	—	2	—	4	—

Net investment / operating cash flows			$3,450	$3,450	$3,386	$1,404	$1,293	$231	$117	$146	$65

We account for our non-controlled public investments such as Norbord and Fraser Papers using the equity method, and include dividends received from these investments in operating cash flow and our proportional share of their earnings in net income. We consolidate the results of our majority owned private companies and accordingly include our proportional share of their results in the operating cash flow shown above.
Forest Products
Norbord Inc.
We control 38% and own a net beneficial interest in approximately 24% or 34 million shares of Norbord Inc. (“Norbord”). We previously issued debentures exchangeable into 20 million Norbord shares that are recorded at the market value of the Norbord shares. Our net investment had a market value of approximately $262 million at year end.

				Assets Under	Invested Capital				Operating Cash Flow
AS AT AND FOR THE YEARS ENDED DECEMBER 31				Management	Total		Net		Total		Net
(MILLIONS)	Shares	Interest		2006	2006	2005	2006	2005	2006	2005	2006	2005

Common shares owned	54.4	38%		$178	$178	$199	$178	$199	$66	$62	$66	$62
Exchangeable debentures	(20.0)	(14%	)	—	—	—	(152)	(211)	—	—	(27)	(25)

Net investment / operating cash flows	34.4	24%		$178	$178	$199	$26	$(12)	$66	$62	$39	$37

Norbord is an international producer of wood panels with operations in the United States, Canada and Europe. The company’s principal product is oriented strandboard. Norbord contributed $66 million of dividends to our cash flow during the current year resulting in a net contribution of $39 million after deducting exchangeable debenture interest. Norbord is traded on the Toronto Stock Exchange. Further information on Norbord is available through its web site at www.norbord.com.
Fraser Papers Inc.
We own approximately 14.4 million common shares of Fraser Papers, which represent a 49% equity interest in the company. Fraser Papers produces a wide range of specialty paper products from its operations which are located principally in Maine and New Brunswick. Fraser Papers is traded on the Toronto Stock Exchange. Further information on Fraser Papers is available through its web site at www.fraserpapers.com.

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Privately Held
We acquired Katahdin Paper in connection with the purchase of power generation operations. Katahdin owns a 250,000 ton-per-year directory paper mill and a 180,000 ton-per-year super-calendered fine paper mill. These operations, located in Maine, were acquired out of bankruptcy in April 2003. Katahdin has faced a difficult operating environment over the past two years, which has resulted in losses and asset impairment charges. Subsequent to the end of the year, we entered into an agreement to sell these operations to 49%-owned Fraser Papers for proceeds of $50 million plus working capital, as well as an ongoing direct participation in a portion of Katahdin’s operations. Invested capital at the end of 2005 included our investment in Cascadia, a coastal British Columbia lumber producer. We merged Cascadia with Western Forest Products, which is owned within our restructuring fund, during 2006.
Mining
Coal Lands
Brookfield owns the coal rights under approximately 475,000 acres of freehold lands in central Alberta. These lands supply approximately 11% of Alberta’s coal-fired power generation through the production of approximately 13 million tonnes of coal annually. Royalties from this production generate $5 million of operating cash flow and provide a stable source of income as they are free of crown royalties. In addition, we own a 3.5% net profit interest in 75 million tonnes of proven reserves, and 35 million tonnes of potential reserves of high quality metallurgical coal in British Columbia.
Business Services and Other
Insurance Operations
Our insurance operations are conducted through 80%-owned Imagine Insurance, a specialty reinsurance business which operates internationally; Hermitage Insurance, a property and casualty insurer which operates principally in the northeast United States; and Trisura, a surety company based in Toronto. We manage the securities portfolios of these companies, which total $1.5 billion and consist primarily of highly rated government and corporate bonds, through our public securities operations. Imagine is rated A- and A- (excellent) by Fitch and AM Best, respectively and Hermitage is rated B++ (good) by AM Best. We continue to explore a variety of options to surface the value of our insurance business, which could result in a reduced ownership interest in the future.
Banco Brascan, S.A.
We currently own a 40% interest in Banco Brascan, which is a Brazilian investment bank based in Rio de Janeiro and São Paulo. The balance of the company is owned 40% by Mellon Financial Group and 20% by management. We have agreed to acquire an incremental 11% of Banco Brascan from management which we expect to complete in the first quarter of 2007. Banco Brascan advises, lends to and provides asset management services to domestic and foreign companies in Brazil.
Other Privately Held
During the year we agreed to sell to the Accor Group of France our interest in a joint venture with them that owns and manages the Accor Group hotel brands in Brazil, and a voucher services business. We will receive $200 million cash proceeds during 2007 and recorded a monetization gain of $126 million on the transaction. Other privately held investments include our investment in NBS Technologies Inc., which we privatized during the year. NBS provides secure identification solutions, financial transaction services and operates a commerce gateway that facilitates electronic payment processing. In 2005, we sold a tin mining operation in Brazil for a gain of $21 million.
Other Publicly Listed
Publicly listed business service investments include a controlling interest in MediSolution Ltd. MediSolution develops and manages medical human resources management software and systems for the health industry, primarily in Canada.
Privately Held Properties
We continue to hold several properties that do not form part of our other designated portfolios. These properties will be managed to maximize their value and will likely then be sold.

38       Brookfield Asset Management    |    2006 Annual Report

Cash and Financial Assets
We hold a substantial amount of financial assets, cash and equivalents that represents liquid capital to fund operating activities and investment initiatives. The market value of cash and financial assets was approximately $2.1 billion at year end compared with a book value of $1.7 billion. Security positions within designated portfolios and equity derivative positions are carried at market value and all other positions are carried at book value.
Our net holdings of cash and financial assets declined by $1.1 billion during the year as surplus liquidity received from the sale of a major investment during 2005 was redeployed into new property, power and infrastructure assets.
The following table shows the composition of these assets and associated cash flow:

	Assets Under	Invested Capital				Operating Cash Flow
AS AT AND FOR THE YEARS ENDED DECEMBER 31	Management	Total		Net		Total		Net
(MILLIONS)	2006	2006	2005	2006	2005	2006	2005	2006	2005

Financial assets
Government bonds	$57	$57	$59	$57	$59
Corporate bonds – Xstrata convertible	375	375	375	375	375
– Other	199	199	232	199	232
Asset backed securities	16	16	69	16	69
High yield bonds	137	137	220	137	220
Preferred shares – Falconbridge	—	—	570	—	570
– Other	26	26	107	26	107
Common shares	548	548	494	548	494
Loans and other	10	10	15	10	15

Total financial assets	1,368	1,368	2,141	1,368	2,141	$407	$240	$407	$240
Cash and cash equivalents	305	305	417	305	417	6	5	6	5
Deposits and other liabilities	—	—	—	(524)	(428)	—	—	(17)	(9)

Net investment / operating cash flow	$1,673	$1,673	$2,558	$1,149	$2,130	$413	$245	$396	$236

The Falconbridge preferred shares were redeemed during the second quarter of 2006. We also monetized a number of high yield bond and common share positions for substantial gains. At year end, we held debentures exchangeable into 13.6 million Xstrata common shares at a price of £15.27 per Xstrata share, which have a value based on quoted market prices that is substantially higher than our book value.
Deposit and other liabilities include broker deposit liabilities associated with our securities portfolio and borrowed securities sold short with a value of $84 million at December 31, 2006.
Operating cash flows include gains and losses on a number of marketable security positions taken in undervalued companies that we felt were likely to be restructured or positioned for sale, particularly if we believed we might have the opportunity to participate in the process. Positions such as these may be monetized upon our determination not to pursue a transaction, upon sale to the ultimate acquirer or if it became unlikely that an event would occur to surface value. As these investments are typically not marked to market, the timing of the realization of gains or losses have resulted in cash flows varying on a quarter over quarter basis. Commencing in 2007, most of these holdings will be carried at market values with changes in value included in our current operating results, in accordance with new accounting guidelines. As a result of the transition rules, however, any unrealized gains on our financial assets at January 1, 2007 including our Xstrata securities, will be recorded as an adjustment to shareholders’ equity at that time. Accordingly, if we realize any of these gains in future periods they will not be reflected in net income.

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Other Assets
The following is a summary of other assets:

	Invested Capital		Operating Cash Flow
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2006	2005	2006	2005

Accounts receivable	$386	$605
Restricted cash	517	367
Goodwill and intangible assets	130	160
Prepaid and other assets	888	534

	$1,921	$1,666	$—	$—

Other assets include working capital balances employed in our business that are not directly attributable to specific operating units. The magnitude of these balances varies somewhat based on seasonal variances and increased year-over-year with overall growth in business activity and expansion of our operating base. These balances include $846 million (2005 – $347 million) associated with Brookfield Properties Corporation and the balance of $1,075 million (2005 – $1,319 million) represents the other assets of the Corporation that have not been allocated to specific business units.
Accounts receivable include balances in respect of contracted revenues owing but not yet collected, dividend, interest and fees owing to the company. Restricted cash relates primarily to commercial property financing arrangements including defeasement of debt and the required use of borrowed funds for specific capital expenditures and investments. Prepaid and other assets include amounts recorded in respect of the straight-lining of long-term contracted revenues in accordance with accounting guidelines.
CAPITAL RESOURCES AND LIQUIDITY
The following sections describe our capitalization and liquidity profile on both a consolidated and deconsolidated basis. The strength of our capital structure and the liquidity that we maintain enables us to achieve a low cost of capital for our shareholders and at the same time provides us with the flexibility to react quickly to potential investment opportunities as they arise, as well as to withstand sudden adverse changes in economic circumstances.
Our capitalization structure is comprised largely of long-term financings and permanent equity. We believe this is the most appropriate method of financing our long-term assets, and the high quality of the assets and the associated cash flows enable us to raise long-term financing in a cost effective manner. We prudently finance our operations with debt and other forms of leverage that match the profile of the business and without any recourse to the Corporation. The leverage employed is reflective of the liquidity and duration of the assets and operations being financed and varies from fund to fund and operation to operation. Our policy is to guarantee the obligations of any fund or operating entity other than our equity commitment only in limited circumstances. Funds also have the ability to raise additional capital through asset sales or debt financings, from their stakeholders, including us, from the public capital markets or through private issuances.
To ensure we are able to react to investment opportunities quickly and on a value basis, we typically maintain a high level of liquidity at the corporate level. This takes the form of financial assets and committed bank term facilities. We also hold a number of direct investments that are non-core and represent additional sources of liquidity.
Capitalization
Credit Profile
Brookfield makes judicious use of debt and preferred equity to enhance returns to common shareholders. We arrange our financial affairs so as to maintain strong investment grade ratings, which lower our cost of borrowing and broadens our access to capital. We also endeavour to minimize liquidity and refinancing risks to the company by issuing long-dated securities and spreading out maturities.

40       Brookfield Asset Management    |    2006 Annual Report

The credit ratings for the company at the time of the printing of this report were as follows:

	DBRS	S&P	Moody’s	Fitch

Commercial paper	R-1 (low)	A-1 (low)	—	—
Term debt	A (low)	A-	Baa2	BBB+
Preferred shares	Pfd-2 (low)	P-2	—	—

We endeavour to ensure that our principal operations maintain investment grade ratings in order to provide continuous access to a wide range of financings and to enhance borrowing flexibility, a low cost of capital and access to various forms of financing that are not available to non-investment grade borrowers.
Our capitalization at year end, which totalled $41 billion on a consolidated basis and $13 billion on a net investment basis, includes corporate debt, property-specific mortgages, subsidiary obligations, capital securities and preferred equity, as well as our common equity. The following table details our liabilities and shareholders’ interests at the end of 2006 and 2005 and the related components of cash flows:

			Book Value				Operating Cash Flow [2]
AS AT AND FOR THE YEARS ENDED DECEMBER 31	Cost of Capital [1]		Total		Net		Total		Net
(MILLIONS)	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005

Corporate borrowings	7%	7%	$1,507	$1,620	$1,507	$1,620	$126	$119	$126	$119
Non-recourse borrowings
Property-specific mortgages	7%	7%	17,148	8,756	—	—	751	519	—	—
Subsidiary borrowings	7%	6%	4,153	2,510	6683	6053	212	153	64	69
Other liabilities	9%	7%	6,497	4,561	1,771	1,386	475	413	320	251
Capital securities	6%	6%	1,585	1,598	1,585	1,598	96	90	96	90
Non-controlling interest in net assets	19%	22%	3,734	1,984	1,829	1,199	468	386	247	243
Shareholders’ equity
Preferred equity	6%	6%	689	515	689	515	35	35	35	35
Common equity	20%	20%	5,395	4,514	5,395	4,514	1,766	873	1,766	873

	9.5%	9.5%	$40,708	$26,058	$13,444	$11,437	$3,929	$2,588	$2,654	$1,680

1	Based on operating cash flows as a percentage of average book value

2	Interest expense in the case of borrowings. Attributable operating cash flows in the case of minority and equity interests, including cash distributions. Current taxes and operating expenses in the case of accounts payable and other liabilities

3	Represents subsidiary obligations guaranteed by the Corporation or issued by fully integrated corporate subsidiaries
Our consolidated capitalization, which includes liabilities and shareholders’ equity, increased in line with the growth in our total assets. This increase is reflected mostly in property specific mortgages, accounts payable and other liabilities, and common equity. The increase in property specific mortgages reflects the financing associated with the acquisition of additional assets, in particular, the purchase of a major U.S. core office portfolio and power assets acquired during the year, and the financing associated with the purchase of the Transelec electricity transmission system in Chile.
Our capitalization on a net investment basis increased by $1.9 billion at the end of 2006 as compared with 2005. Our financial obligations, which consist of corporate borrowings, subsidiary obligations and capital securities, were relatively unchanged during the year. Other liabilities and non-controlling interests increased with the acquisition of additional operations during the year and associated co-investor capital. The book value of our common equity increased to $5.4 billion from $4.5 billion due to the net income recorded during the year, offset in part by dividends. The market value of our common equity capitalization at year end was $20 billion.
Our overall weighted average cash cost of capital, using a 20% return objective for our common equity, is 9.5%, unchanged from 2005. This reflects the low cost of non-participating perpetual preferred equity issued over a number of years, as well as the low cost of term debt, capital securities and non-recourse investment grade financings, achievable due to the high quality of our core office properties and power generating plants.

Brookfield Asset Management    |    2006 Annual Report       41

Corporate Borrowings
Corporate borrowings represent long-term and short-term obligations of the Corporation. Long-term corporate borrowings are in the form of bonds and debentures issued in the Canadian and U.S. capital markets both on a public and private basis. Short-term financing needs are typically met by issuing commercial paper that is backed by long-term fully committed lines of credit from a group of international banks.
The following table summarizes Brookfield’s corporate credit facilities and guaranteed obligations of subsidiaries:

AS AT AND FOR THE YEARS ENDED DECEMBER 31	Cost of Capital [1]		Book Value		Operating Cash Flow [2]
(MILLIONS)	2006	2005	2006	2005	2006	2005

Commercial paper and bank borrowings	5%	4%	$—	$—	$11	$8
Publicly traded term debt	7%	7%	1,463	1,574	113	110
Privately held term debt [3]	6%	6%	44	46	2	1

			1,507	1,620	1,267	119
Subsidiary obligations [4]	10%	10%	668	605	64	69

	7%	7%	$2,175	$2,225	$190	$188

1	As a percentage of average book value of debt

2	Interest expense

3	$43 million is secured by coal assets included in Investments

4	Guaranteed by the Corporation or issued by fully integrated corporate subsidiaries
During 2006 we redeemed C$125 million ($107 million) of publicly traded term debt on maturity. During 2005, we issued C$300 million ($259 million) of 30-year debt at an interest rate of 5.95% referenced to the Canadian government bond to capitalize on historically low interest rates and strong market liquidity. The average interest rate on our term debt was 7% during 2006, similar to 2005, and the average term was 11 years (2005 – 12 years).
The Corporation has $960 million of committed corporate credit facilities which are utilized principally as back-up credit lines to support commercial paper issuance. At December 31, 2006, none of these facilities were drawn, although approximately $43 million (2005 – $95 million) of the facilities were utilized for letters of credit issued to support various business initiatives.
Subsidiary obligations include $171 million (C$200 million) retractable preferred shares issued by corporate subsidiaries that are fully integrated into our ownership structure as well as financial obligations that are guaranteed by the Corporation. The retractable preferred shares were redeemed in January 2007 and a number were replaced with newly issued retractable preferred shares. The company does not typically guarantee the debts of subsidiaries, with the principal exception being a guarantee of subsidiary debt originally issued in 1990, during a higher interest rate environment, that was assumed by the Corporation upon amalgamating with the original guarantor. The increase in the carrying amount during 2006 to $497 million reflects accrued interest and advances that will be repaid on maturity of the underlying debt in 2015.
Non-Recourse Borrowings
As part of our financing strategy, we raise the majority of our debt capital in the form of asset specific mortgages or subsidiary obligations. With limited exceptions, these obligations have no recourse to the Corporation.
The nature of these borrowings and activity during the period is discussed within the Operations Review as part of the relevant business unit reviews
Capital Securities
Capital securities represent long-term preferred shares and preferred securities that can be settled by issuing, solely at our option, a variable number of common shares and, as a result of accounting guidelines, are no longer classified as equity in our financial statements.

42       Brookfield Asset Management    |    2006 Annual Report

The following table summarizes capital securities issued by the company:

AS AT AND FOR THE YEARS ENDED DECEMBER 31	Cost of Capital [1]		Book Value		Operating Cash Flow [2]
(MILLIONS)	2006	2005	2006	2005	2006	2005

Corporate preferred shares and preferred securities	6%	6%	$663	$669	$44	$41
Subsidiary preferred shares	6%	6%	922	929	52	49

	6%	6%	$1,585	$1,598	$96	$90

1	As a percentage of average book value

2	Interest expense
Distributions paid on these securities, which are largely denominated in Canadian dollars, are recorded as interest expense, even though the legal form for all but two of the issues are dividends.
The average distribution yield on the capital securities at December 31, 2006 was 6% (2005 – 6%) and the average term was 12 years (2005 – 13 years). We redeemed C$125 million ($107 million) of 8.35% capital securities due 2050 in January 2007 with the proceeds from a 4.75% perpetual preferred share issue.
Non-Controlling Interests in Net Assets
Non-controlling interests in net assets are comprised of two components: participating interests of other shareholders in our operating assets and subsidiary companies, and non-participating preferred equity issued by subsidiaries.
Interests of others in our operations were as follows:

	Number of Shares /	Invested Capital				Operating Cash Flow [1]
AS AT AND FOR THE YEARS ENDED DECEMBER 31	% Interest	Total		Net		Total		Net
(MILLIONS)	2006	2006	2005	2006	2005	2006	2005	2006	2005

Participating interests
Property
Brookfield Properties Corporation	135.1/50%	$1,633	$999	$1,633	$999	$243	$221	$243	$221
Brookfield Homes Corporation	12.4/47%	174	128	—	—	69	108	—	—
Property funds and other	various	601	69	—	—	8	1	—	—
Power generation	various	203	225	—	—	42	19	—	—
Timberlands	50% / 70%	338	255	—	—	26	7	—	—
Transmission infrastructure	72%	242	—	—	—	(6)	—	—	—
Other	various	347	101	—	—	82	17	—	—

		3,538	1,777	1,633	999	464	373	243	221
Non-participating interests		196	207	196	200	4	13	4	22

		$3,734	$1,984	$1,829	$1,199	$468	$386	$247	$243

1	Represents share of operating cash flows attributable to the interests of the respective shareholders and includes cash distributions
We include Brookfield Properties on a fully consolidated basis in our segmented basis of presentation and accordingly the interest of others in these operations are reflected in both the total and net results. The other entities shown above are presented on a deconsolidated basis in our segmented analysis, and, as a result, the interests of other shareholders are presented in total invested capital and total operating cash flow only. The book values of these interests may vary each year, and typically increase with the excess of net income over normal cash distributions and decrease with share repurchases and special dividends. The total operating cash flow attributable to these interests is shown as a deduction in arriving at the net operating cash flow for each respective business unit.

Brookfield Asset Management    |    2006 Annual Report       43

Brookfield Properties issued $1.3 billion of common equity in the fourth quarter of 2006, of which $0.8 billion was issued to shareholders other than the Corporation resulting in the increase in net assets attributable to others. The operating cash flow attributable to these interests increased due to increased cash flow within the company arising from both North American core office property and our Canadian residential property operations.
The interests of others in Brookfield Homes increased to $174 million from $128 million during the year due to retained earnings offset by dividends paid and share repurchases. Operating cash flow attributable to these interests declined commensurate with the reduction in cash flow generated by the company. The increase in participating interests of other investors in the company represents their share of undistributed net income recorded during the year. Other interests in property funds increased due to the launch of our opportunity and retail funds and the acquisition of a major portfolio within our U.S. core office fund.
Power generating interests include the 50% interest of unit holders in the Great Lakes Hydro Income Fund, through which we own a portion of our power generating operations, and a 25% residual equity interest held by others in our Louisiana operations. The book value of these interests declined, which largely represents their share of depreciation recorded on the underlying assets for accounting purposes. The increase in cash flow reflects significantly higher water levels at generation facilities in Ontario and Quebec owned through the Income Fund.
Timberlands represents the 50% interest of institutional partners in our Island Timberlands Fund, established in 2005. The increase reflects shareholder interests in our Acadian Timber Fund which was established during 2006. Transmission infrastructure reflects the equity capital contributed by our investment partners towards the acquisition of Transelec mid-way through 2006. Other non-controlling interests increased since year end with the consolidation of Western Forest Products and Concert Industries, which are investee companies held within our restructuring operations. The 2006 cash flow includes $50 million in respect of the payment received by Western related to the pending softwood lumber settlement.
Operating cash flow distributed to other non-controlling shareholders in the form of cash dividends totalled $147 million in 2006 compared with $109 million in 2005. The undistributed cash flows attributable to non-controlling shareholders, which totalled $321 million in 2006 (2005 – $277 million), are retained in the respective operating businesses and are available to expand their operations, reduce indebtedness or repurchase equity.
Other Liabilities and Operating Costs

	Invested Capital				Operating Cash Flow
AS AT AND FOR THE YEARS ENDED DECEMBER 31	Total		Net		Total		Net
(MILLIONS)	2006	2005	2006	2005	2006	2005	2006	2005

Accounts payable	$1,778	$2,037	$952	$875
Insurance liabilities	1,619	1,433	—	—
Deferred tax liability / (asset)	436	14	349	(51)
Other liabilities	2,664	1,077	470	436

Other operating costs					$210	$146	$193	$135
Property services expenses					123	105	123	105

Other					333	251	316	240
Cash taxes					142	162	4	11

	$6,497	$4,561	$1,771	$1,260	$475	$413	$320	$251

Accounts payable and other liabilities, which include those associated with Brookfield Properties, increased during the year on both a total and net basis due to the assumption of working capital balances on the acquisition of additional operating assets, as well as overall growth in the level of business activity.

44       Brookfield Asset Management    |    2006 Annual Report

Insurance liabilities include claims and deposit liabilities within our insurance operations. These liabilities increased during the year on both a total and net basis due to the expansion of these operations which resulted in a corresponding increase in the securities held within these operations. Deferred taxes represent future tax obligations that arise largely due to holding assets whose book value exceeds their value for tax purposes. Other liabilities includes $152 million representing the debentures exchangeable into 20 million Norbord common shares.
Operating costs include those of Brookfield Properties, and reflect the costs of our asset management activities as well as costs which are not directly attributable to specific business units. Costs increased from $240 million in 2005 to $316 million in 2006 on a net basis, due to the continued expansion of our business and increased level of activity.
Cash taxes relate principally to the taxable income generated within our U.S. home building operations as well as cash tax liability incurred on realization gains within our Brazilian operations. This income cannot be sheltered with tax losses elsewhere in the business due to the separate public ownership of this operation.
Preferred Equity
Preferred equity represents perpetual floating rate preferred shares that provide an attractive form of permanent equity leverage to our common shares.

AS AT AND FOR THE YEARS ENDED DECEMBER 31	Cost of Capital [1]		Book Value		Operating Cash Flow [2]
(MILLIONS)	2006	2005	2006	2005	2006	2005

Preferred equity	6%	6%	$689	$515	$35	$35

1	As a percentage of average book value

2	Dividends
On November 20, 2006, we issued C$200 million ($174 million) of perpetual preferred shares yielding 4.75%.
Common Equity
On a diluted basis, Brookfield had 407.2 million common shares outstanding at year end with an aggregate book value of $5.4 billion or $14.06 per share. The market capitalization of our common shares on December 31, 2006 was $19.9 billion or $48.18 per share. The difference of $14.5 billion (2005 – $9.4 billion) reflects in part the appreciation in the value of our assets that is not reflected in our book values due to accounting depreciation and economic appreciation and, in some cases, acquisitions at a discount to long-term value.
The number of shares outstanding increased by 1.9 million shares from December 31, 2005. During 2006, we repurchased 0.2 million common shares under issuer bids at an average price of $47.84 per share and issued 2.2 million options at an average price of $C41.04 per share. We also completed a three-for-two stock split which has been reflected in all of the results presented in this report. During 2005, 6.0 million common shares were repurchased at a price of $27.09 per share.
Brookfield has two classes of common shares outstanding: Class A and Class B. Each class of shares elects one-half of the Corporation’s Board of Directors. The Class B shares are held by Partners Ltd., a private company owned by 45 individuals, including a number of the senior executive officers of Brookfield, who collectively hold direct and indirect beneficial interests in approximately 69 million Class A shares representing an approximate 17% equity interest in the company. Further details on Partners Ltd. can be found in the company’s management information circular.

Brookfield Asset Management    |    2006 Annual Report       45

Deconsolidated Capitalization
The capitalization of the Corporation on a deconsolidated basis (i.e. excluding the capitalization of Brookfield Properties Corporation and other entities otherwise included in our consolidated financial statements), together with relevant credit statistics is as follows:

						Operating Cash Flow
	Market Value [1]		Book Value		Underlying		Remitted
	2006	2005	2006	2005	2006	2005	2006	2005

Corporate borrowings	$1,507	$1,620	$1,507	$1,620	$126	$119	$126	$119
Subsidiary borrowings [2]	668	605	668	605	64	69	64	69
Other liabilities	983	974	983	974	234	210	234	210
Capital securities	663	669	663	669	44	41	44	41
Non-controlling interests	69	70	69	70	1	16	1	16
Shareholders’ equity
Preferred equity	689	515	689	515	35	35	35	35
Common equity	19,947	13,870	5,395	4,514	1,766	873	1,535	620

Total capitalization cash flows	$24,526	$18,323	$9,974	$8,967	$2,270	$1,363	$2,039	$1,110

Debt to total capitalization [3]	9%	12%	22%	25%
Interest coverage[4]					12x	7x	11x	6x
Fixed charge coverage [5]					8x	5x	8x	4x

1	Common equity values based on December 31 market prices

2	Guaranteed by the Corporation or issued by fully integrated corporate subsidiaries

3	Corporate and subsidiary borrowings as a percentage of total capitalization

4	Total cash flows divided by interest in corporate and subsidiary borrowings

5	Total cash flows divided by interest on corporate and subsidiary borrowings and distributions on capital securities and preferred equity
We target a debt to capitalization level on a book value basis of between 20% and 30%.
Liquidity
We attempt to maintain sufficient financial liquidity at all times so that we are able to participate in attractive investment opportunities as they arise, and to also better to withstand sudden adverse changes in economic circumstances. Our principal sources of liquidity are financial assets, undrawn committed credit facilities, free cash flow and the turnover of assets on our balance sheet. We structure the ownership of our assets to enhance our ability to monetize their embedded value to provide additional liquidity if necessary.
Our financial assets and committed bank facilities are described further on pages 39 and 42 of this report and represent aggregate liquidity of $2.6 billion as at December 31, 2006. We held $3.5 billion of similar liquidity at the end of 2005, which included proceeds from the sale of a major investment a portion of which was redeployed during 2006.
Our free cash flow represents the operating cash flow retained in the business after operating costs and cash taxes, interest payments, dividend payments to other shareholders of consolidated entities, preferred equity distributions and sustaining capital expenditures. This cash flow is available to pay common share dividends, invest for future growth, reduce borrowings or repurchase equity.

46       Brookfield Asset Management    |    2006 Annual Report

The following table summarizes our free cash flow on a consolidated basis sustaining capital expenditures reflects a normalized level for the asset base during each year. The actual amounts will vary from year to year.

YEARS ENDED DECEMBER 31 (MILLIONS)	2006	2005	2004

Cash flow from operations	$1,801	$908	$626
Disbursements
Brookfield’s share of sustaining capital expenditures	(73)	(55)	(55)
Preferred share dividends	(35)	(35)	(24)

Free cash flow before the following	1,693	818	547
Cash flow retained in operations, net of minority share of dividends and sustaining capital expenditures
Brookfield Properties	130	120	175
Brookfield Homes	64	103	83

Consolidated free cash flow	$1,887	$1,041	$805

Maturity Profile of Debt Obligations
We endeavour to finance our long-term assets with long-term financing and to diversify our principal repayment over a number of years. Principal repayments on debt obligations due over the next five years and thereafter are as follows:
Corporate Borrowings

	Average
YEARS ENDED DECEMBER 31 (MILLIONS)	Term	2007	2008	2009	2010	2011	Beyond	Total

Commercial paper and bank borrowings	—	$—	$—	$—	$—	$—	$—	$—
Publicly traded term debt	12	107	300	—	200	—	856	1,463
Privately held term debt	14	3	2	2	2	2	33	44

Total	12	$110	$302	$2	$202	$2	$889	$1,507

Percentage of total		7%	20%	—%	14%	—%	59%	100%

Property-Specific Borrowings

	Average
YEARS ENDED DECEMBER 31 (MILLIONS)	Term	2007	2008	2009	2010	2011	Beyond	Total

Commercial properties	8	$870	$962	$1,069	$356	$4,976	$4,237	$12,470
Power generation	16	296	57	124	63	78	2,086	2,704
Timberlands	15	—	—	36	—	32	410	478
Transmission infrastructure	11	211	—	—	—	465	820	1,496

Total	9	$1,377	$1,019	$1,229	$419	$5,551	$7,553	$17,148

Percentage of total		8%	6%	7%	3%	32%	44%	100%

Other Debt of Subsidiaries

	Average
YEARS ENDED DECEMBER 31 (MILLIONS)	Term	2007	2008	2009	2010	2011	Beyond	Total

Subsidiary borrowings
Properties	2	$457	$416	$125	$4	$5	$104	$1,111
Power generation	10	—	—	385	—	—	299	684
Investments	2	138	46	12	99	1	2	298
Corporate subsidiaries	8	—	—	—	—	171	497	668
Co-investor capital
Properties	7	—	—	—	—	—	803	803
Transmission infrastructure	10	—	—	—	—	—	589	589

Total	6	$595	$462	$522	$103	$177	$2,294	$4,153

Percentage total		14%	11%	13%	3%	4%	55%	100%

Brookfield Asset Management    |    2006 Annual Report       47

Capital Securities

	2007	2012	2017	2022
YEARS ENDED DECEMBER 31 (MILLIONS)	to 2011	to 2016	to 2021	to 2026	Beyond	Total

Corporate preferred shares and preferred securities	$—	$300	$149	$—	$214	$663
Subsidiary preferred shares	171	751	—	—	—	922

Total	$171	$1,051	$149	$—	$214	$1,585

Percentage of total	11%	66%	9%	—%	14%	100%

Corporate Guarantees, Commitments and Contingent Obligations
Our policy is to not guarantee liabilities of subsidiaries or affiliates. We do, however, provide limited guarantees and indemnities when required from time-to-time to further the growth of our power marketing and asset management businesses. Certain of these obligations, together with $232 million of obligations included in accounts payable and other liabilities, are subject to credit rating provisions and are supported by financial assets of the principal obligor. The Corporation has guaranteed $497 million of subsidiary debt previously guaranteed by a company with which the Corporation amalgamated. We also provide normal course commitments, none of which are material at the current time.
We may be contingently liable with respect to regulatory proceedings, litigation and claims that arise in the normal course of business. We do not believe we have any material exposure in this regard and any expected claims have been provided for in our accounts. In addition, we may execute agreements that provide indemnifications and guarantees to third parties. Disclosure of commitments, guarantees and contingencies can be found in the Notes to the Consolidated Financial Statements.
Contractual Obligations
The following table presents the contractual obligations of the company by payment periods:

		Payments Due by Period
		Less than	1 - 3	4 - 5	After 5
(MILLIONS)	Total	One Year	Years	Years	Years

Long-term debt
Property-specific mortgages	$17,148	$1,377	$2,248	$5,970	$7,553
Other debt of subsidiaries	4,153	595	984	280	2,294
Corporate borrowings	1,507	110	304	204	889
Capital securities	1,585	—	—	171	1,414
Lease obligations	27	5	10	6	6
Commitments	1,074	1,074	—	—	—

Interest expense [1]
Long-term debt	11,604	1,600	2,727	2,305	4,972
Capital securities	1,396	96	192	183	925
Interest rate swaps	234	36	34	7	157

1	Represents aggregate interest expense expected to be paid over the term of the obligations. Variable interest rate payments have been calculated based on current rates
Contractual obligations include $1,074 million (2005 – $737 million) of commitments by the company and its subsidiaries provided in the normal course of business, including commitments to provide bridge financing, and letters of credit and guarantees provided in respect of power sales contracts and reinsurance obligations, of which $20 million is included as liabilities in the consolidated balance sheet and the balance treated as contingent obligations.
Off Balance Sheet Arrangements
We conduct our operations primarily through entities that are fully or proportionately consolidated in our financial statements. We do hold non-controlling interests in investment companies such as Norbord, Fraser Papers and Stelco which are accounted for on an equity basis, as are interests in some of our funds, however we do not guarantee any financial obligations of these entities other than our contractual commitments to provide capital to a fund which are limited to predetermined amounts.

48       Brookfield Asset Management    |    2006 Annual Report

We utilize various financial instruments in our business to manage risk and make better use of our capital. The mark-to-notional values of these instruments that are not reflected on our balance sheet are disclosed in Note 16 to our Consolidated Financial Statements and discussed on page 60 under Financial and Liquidity Risks.
ANALYSIS OF CONSOLIDATED FINANCIAL STATEMENTS
The information in this section enables the reader to reconcile this basis of presentation to that employed in our Operations Review. We also provide additional information for items not covered within that section. The tables presented on pages 55 through 56 provide a detailed reconciliation between our consolidated financial statements and the basis of presentation throughout the balance of our MD&A.
Consolidated Statements of Income
The following table summarizes our consolidated statement of net income:

YEARS ENDED DECEMBER 31 (MILLIONS)	2006	2005

Revenues	$6,897	$5,220

Net operating income	$3,776	$2,319
Expenses
Interest	(1,185)	(881)
Current income taxes	(142)	(162)
Asset Management and other operating costs	(333)	(251)
Non-controlling interests in the foregoing	(468)	(386)

	1,648	639
Other items, net of non-controlling interests	(478)	1,023

Net income	$1,170	$1,662

Revenues

YEARS ENDED DECEMBER 31 (MILLIONS)	2006	2005

Property	$3,288	$3,161
Power generation	894	800
Timberlands	276	135
Transmission Infrastructure	152	35
Specialty funds	908	58
Investment income and other	1,379	1,031

	$6,897	$5,220

Property and power generation revenues increased due to the expansion of our operations. Power generation revenues were also impacted by improved hydrology and higher realized prices. Revenues in our Timberlands operations increased with the formation of Acadian Timber Income Fund in 2006. Transmission revenues increased due to the acquisition of Transelec, the electricity transmission system in Chile. Our Specialty Funds revenues increased due to the increased value of loans issued during the year and the consolidation of revenues from Western Forest Products and Concert Industries.
Net Operating Income
Net operating income includes the following items from our consolidated statement of income: fees earned; other operating revenues less direct operating expenses; investment and other income; and realization gains. These items are described for each business unit in the Operations Review beginning on page 15.

Brookfield Asset Management    |    2006 Annual Report       49

The following table reconciles total operating cash flow in the segmented basis of presentation presented on page 12 and net operating income:

YEARS ENDED DECEMBER 31 (MILLIONS)	Business Unit	2006	2005

Total operating cash flow		$3,929	$2,588
Less dividends received:
Canary Wharf Group	Core office	(87)	(183)
Falconbridge and Norbord	Investments	(66)	(86)

Net operating income		$3,776	$2,319

Expenses
The following table summarizes interest expense during each of the past two years and reconciles total interest expense to the categories discussed in the Operations Review and Capital Resources and Liquidity sections.

YEARS ENDED DECEMBER 31 (MILLIONS)	2006	2005

Corporate borrowings	$126	$119
Property specific mortgages	751	519
Subsidiary borrowings	212	153
Capital securities	96	90

	$1,185	$881

Current income taxes relate principally to our U.S. home building operations. Asset management and other operating costs include expenses allocated to our asset management activities and other operating costs that are not attributed to specific business units.
The interests of non-controlling parties in the foregoing items aggregated $468 million on a consolidated basis during 2006, compared with $386 million on a similar basis during 2005. The increase was due primarily to the overall increase in operating cash flows within existing partially owned operations, as well as the formation of additional partially owned operations during 2005 and 2006 that are consolidated in our financial results. The composition of non-controlling interests is detailed in the table on page 43.
Other Items
Other items are summarized in the following table, and include items that are either non-cash in nature or not considered by us to form part of our operating cash flow. Accordingly, they are included in the reconciliation between net income and operating cash flow presented on page 14.

YEARS ENDED DECEMBER 31 (MILLIONS)	2006	2005

Equity accounted income (loss) from investments	$(36)	$219
Gains on disposition of Falconbridge	—	1,350
Depreciation and amortization	(600)	(374)
Other provisions	57	(59)
Future income taxes	(203)	(265)
Non-controlling interests in the foregoing items	304	152

	$(478)	$1,023

Equity accounted income reflects our share of the net income recorded by Norbord, Fraser Papers and Stelco, and in 2005 only, Falconbridge. The decline relative to 2005 is due to the monetization of our interest in Falconbridge during 2005, reduced earnings recorded by Norbord and Fraser Papers as a result of a difficult operating environment and the impact of a major restructuring on Stelco.

50       Brookfield Asset Management    |    2006 Annual Report

The following table summarizes earnings from our equity accounted investments over the past two years:

YEARS ENDED DECEMBER 31 (MILLIONS)	2006	2005

Norbord	$37	$87
Fraser Papers	(62)	(13)
Stelco	(11)	—
Falconbridge	—	145

	$(36)	$219

Depreciation and amortization prior to non-controlling interests increased to $600 million from $374 million during 2005. The increase is due to the acquisition of additional property, power and timber assets during 2005 and 2006. Depreciation and amortization for each principal operating segment is summarized in the following table:

YEARS ENDED DECEMBER 31 (MILLIONS)	2006	2005

Property	$330	$189
Power generation	124	104
Timberlands	29	16
Transmission infrastructure	39	8
Specialty funds	32	5
Other	46	52

	$600	$374

Other provisions, which represent revaluation items, contributed $57 million to net income in 2006 compared with a net charge of $59 million in 2005 and are summarized in the following table:

YEARS ENDED DECEMBER 31 (MILLIONS)	2006	2005

Norbord exchangeable debentures	59	(10)
Interest rate contracts	7	(16)
Intangible and other assets	(9)	(33)

	$57	$(59)

Revaluation items include a revaluation gain of $59 million on debentures issued by us that are exchangeable into 20 million Norbord common shares, equal to the increase in the Norbord share price during the period, as required by accounting rules. We hold the 20 million shares into which the debentures are exchangeable, but are not permitted to mark the investment to market.
Revaluation items also include the impact of revaluing fixed rate financial contracts that we maintain in order to provide an economic hedge against the impact of possible higher interest rates on the value of our long duration interest sensitive assets. Accounting rules require that we revalue certain of these contracts each period even if the corresponding assets are not revalued. Over the course of the year we recorded a revaluation gain of $7 million. It is important to note that the corresponding increase in the value of our long duration interest sensitive assets is not reflected in earnings.
We charged off intangible assets totalling $9 million (2005 – $33 million) that would otherwise have been expensed over time as depreciation and amortization.
Our future income tax provision was lower than in 2005, due principally to the inclusion in that year of an accounting tax provision of $251 million associated with the Falconbridge disposition gain. The non-cash tax provisions also reflect changes in the carrying value of our tax shield during the period, and tax provisions in respect of the non-cash equity earnings.
Consolidated Balance Sheets
Total assets at book value increased to $40.7 billion as at December 31, 2006 from $26.1 billion at the end of the preceding year, which was accompanied by a commensurate increase in our capitalization. The increase was due to the expansion of our operating platform in several business segments as reflected in the $12.3 billion increase in property, plant and equipment, including the acquisition of a $7.7 billion core office portfolio. Our consolidated liabilities are reviewed under Capital Resources and Liquidity and our consolidated assets are reviewed in the following section.

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Consolidated Assets
The following is a summary of our consolidated assets for the past two years:

	Book Value
AS AT DECEMBER 31 (MILLIONS)	2006	2005

Assets
Cash and cash equivalents and financial assets	$2,869	$3,122
Investments	775	595
Accounts receivable and other	5,951	3,984
Goodwill	669	164
Operating assets
Property, plant and equipment	28,082	15,776
Securities	1,711	2,069
Loans and notes receivable	651	348

	$40,708	$26,058

Investments
Investments represent equity accounted interests in partially owned companies including Norbord, Fraser Papers and Stelco, as set forth in the following table, which are discussed further within the Operations Review.

	Business	Number of Shares		% of Investment		Book Value
AS AT DECEMBER 31 (MILLIONS)	Segment	2006	2005	2006	2005	2006	2005

Norbord Inc.	Investments	54.4	53.8	38%	37%	$178	$199
Fraser Papers Inc.	Investments	14.4	13.4	49%	46%	141	197
Stelco Inc.	Specialty Funds	6.2	—	23%	—	44	—
Real Estate Finance Fund	Specialty Funds					139	199
Brazil Transmission	Transmission					157	—
Other	Various					116	—

Total						$775	$595

Accounts Receivable and Other
Accounts receivable and other increased to $6.0 billion from $4.0 billion at the end of 2005. The following table is a summary of consolidated accounts receivable and other assets.

	Book Value
AS AT DECEMBER 31 (MILLIONS)	2006	2005

Accounts receivable	$1,593	$1,709
Prepaid expenses and other assets	3,053	1,377
Restricted cash	960	651
Inventory	345	247

	$5,951	$3,984

The increase in 2006 is due to the continued expansion of our operations, and includes the consolidated working capital balances of our various operating companies including several businesses acquired during the year. These include amounts receivable by the company in respect of contracted revenues owing but not yet collected, and dividends, interest and fees owing to the company. Prepaid expenses and other assets include amounts accrued to reflect the straight-lining of long-term contracted revenues and capitalized lease values in accordance with accounting guidelines. The increase during the year is due largely to the capitalization of lease values and other tenant relationships on the purchase of the U.S. core office portfolio. Restricted cash represents cash balances placed on deposit in connection with financing arrangements and insurance contracts, including the defeasement of long-term property specific mortgages. The distribution of these assets among our business units is presented in the tables on pages 55 and 56.

52       Brookfield Asset Management    |    2006 Annual Report

Goodwill
Goodwill represents purchase consideration that is not specifically allocated to the tangible and intangible assets being acquired, and increased during the year due to $483 million of goodwill incurred on the purchase of a transmission system in Chile.
Property, Plant and Equipment
The following table is a summary of property, plant and equipment for the past two years:

	Book Value
AS AT DECEMBER 31 (MILLIONS)	2006	2005

Property
Commercial properties	$17,091	$8,688
Residential properties	1,444	1,205
Development properties	1,679	942
Property services	—	39

	20,214	10,874
Power generation	4,309	3,568
Timberlands	1,011	888
Transmission infrastructure	1,929	130
Other plant and equipment	619	316

	$28,082	$15,776

The changes in these balances are discussed within each of the relevant business units within our Operations Review. Commercial properties includes core office, opportunity and retail property assets.
Securities
Securities include $1.4 billion (2005 – $1.6 billion) of largely fixed income securities held through our insurance operations, which are described under Investments on page 38, as well as our $182 million (2005 – $267 million) common share investment in Canary Wharf Group, which is included in our core office property operations.
Loans and Notes Receivable
Loans and notes receivable consist largely of loans advanced by our bridge lending operations, included in Specialty Funds. The outstanding balance increased since the end of 2005 due to new bridge loan positions originated during the year.
Consolidated Statements of Cash Flows
The following table summarizes the company’s cash flows on a consolidated basis as set forth in the consolidated statement of cash flows on page 74:

YEARS ENDED DECEMBER 31 (MILLIONS)	2006	2005

Operating activities	$689	$830
Financing activities	8,701	1,013
Investing activities	(9,137)	(1,296)

Increase in cash and cash equivalents	$253	$547

Operating Activities
Cash flow from operating activities is reconciled to the operating cash flow measure utilized elsewhere in this report as follows:

YEARS ENDED DECEMBER 31 (MILLIONS)	2006	2005

Cash flow from operating activities	$689	$830
Adjust for: Net change in working capital balances and other	418	(105)
Dividends received from Canary Wharf Group	87	183
Realization gains	607	—

Operating cash flow	$1,801	$908

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Operating cash flow is discussed in detail elsewhere in this report. We invested additional capital into working capital balances due to the expansion of our operating base and we deployed further working capital in our residential property operations. The dividends received from Canary Wharf Group are included in Investing Activities in our consolidated financial statements, whereas in our segmented basis of presentation we include the dividends as part of our operating cash flow. Realization gains are excluded from cash flow from operating activities for the purpose of this statement as well as and included in the total proceeds from the associated transaction within Investing Activities.
Financing Activities
Financing activities generated $8.7 billion of cash during 2006 compared with $1.0 billion during 2005. Approximately $5.4 billion of property specific financings were arranged during the year, mostly in connection with the acquisition of the U.S. core office portfolio, whereas approximately $1 billion was raised in the previous year. Debt assumed upon business acquisitions is not shown as a source of cash flow for these purposes.
We raised $2.0 billion of cash from non-controlling interests, which represent capital provided by co-investors in funds established during the year, including our transmission fund, the U.S. Core Office Fund and the Acadian Timber Fund. The $263 million raised in 2005 represented co-investor capital in the Island Timber Fund.
We issued $174 million of perpetual fixed rate preferred shares during 2006 compared with the repurchase of $76 million floating rate preferred shares in 2005. We repurchased $141 million of our common shares in 2005, net of issuances, whereas we issued $10 million of common shares in 2006. Our subsidiaries issued $1.1 billion of common equity during the year, principally $0.7 billion issued to minority shareholders in Brookfield Properties and $0.4 billion raised on the initial public offering of Brascan Residential Properties S.A. During 2005, we repurchased $187 million of common shares of subsidiaries, mostly shares of Brookfield Properties and Brookfield Homes.
We retained $321 million (2005 – $265 million) of operating cash flow within our consolidated subsidiaries in excess of that distributed by way of dividends and paid shareholder distributions to holders of our common and preferred shares totalling $258 million (2005 – $190 million).
Investing Activities
We invested net capital of $9.1 billion on a consolidated basis during 2006 compared with $1.3 billion during 2005.
Net investment in property assets totalled $6.5 billion during 2006, compared with $1.0 billion during 2005. The current year’s investment principally represents purchase of the U.S. core office portfolio as well as smaller additions to our core office and opportunity portfolios. The capital invested in property assets during 2005 relates principally to our share of the purchase of the Canadian Core Office portfolio.
We continued to expand our power generating operations during 2006 with the purchase of several hydroelectric facilities in North America and Brazil and developed a large wind energy project in Canada. During 2005, we acquired additional hydroelectric facilities in North America and Brazil as well as a pump storage facility in New Hampshire.
We invested $828 million in timberlands in 2005 with the purchase of major timber holdings in Western Canada. Acadian Timber was formed in 2006 from assets owned by ourselves and Fraser Papers and therefore did not represent an incremental investment. The investment in transmission infrastructure in 2006 represents the capital assets purchased in Chile, net of assumed debt. The capital deployed in 2005 represents upgrades to our Northern Ontario rate base.
The net investment in securities and loans during 2006 of $0.7 billion and loan relates largely to the increased activity in our bridge lending operations. The monetization of financial assets provided $0.7 billion of cash during 2006, largely from the sale of Falconbridge preferred shares.
Proceeds from the disposition of Investments during 2005 totalled $1.3 billion net of acquisitions and related largely to proceeds from the sale of our investment in Falconbridge. The dividends received from Canary Wharf Group during 2006 and 2005 are presented as a reduction in the carrying value of our investment in our consolidated financial statements, whereas we consider the dividends to form part of our operating cash flow.

54       Brookfield Asset Management    |    2006 Annual Report

Reconciliation of Segmented Disclosure to Consolidated Financial Statements

Balance Sheet	AS AT DECEMBER 31, 2006
							Cash and
			Trans-	Timber-	Specialty	Invest-	Financial	Other
(MILLIONS)	Property	Power	mission	lands	Funds	ments	Assets	Assets	Corporate	Consolidated

Assets
Operating assets
Property, plant and equipment
Property	$20,105	$—	$—	$111	$—	$(2)	$—	$—	$—	$20,214
Power generation	—	4,309	—	—	—	—	—	—	—	4,309
Timberlands	—	—	—	1,011	—	—	—	—	—	1,011
Transmission infrastructure	—	—	1,929	—	—	—	—	—	—	1,929
Other plant and equipment	—	—	—	—	453	166	—	—	—	619
Securities	182	—	—	—	29	1,500	—	—	—	1,711
Loans and notes receivable	—	—	—	—	645	6	—	—	—	651
Cash and cash equivalents	418	86	17	18	42	318	305	—	—	1,204
Financial assets	(15)	532	81	—	23	—	1,044	—	—	1,665
Investments	—	—	157	—	160	439	19	—	—	775
Accounts receivable and other	1,454	436	476	50	445	990	305	1,808	—	5,964
Goodwill	—	27	483	—	—	33	—	113	—	656

Total assets	$22,144	$5,390	$3,143	$1,190	$1,797	$3,450	$1,673	$1,921	$—	$40,708

Liabilities and shareholders’ equity
Corporate borrowings	$—	$—	$—	$—	$—	$—	$—	$—	$1,507	$1,507
Property-specific financing	12,470	2,704	1,496	478	—	—	—	—	—	17,148
Other debt of subsidiaries	1,889	684	589	7	175	67	74	—	668	4,153
Accounts payable and other liabilities	1,380	419	267	50	250	1,914	446	—	1,771	6,497
Capital securities	—	—	—	—	—	—	—	—	1,585	1,585
Non-controlling interests in net assets	849	215	242	340	190	65	4	—	1,829	3,734
Preferred equity	—	—	—	—	—	—	—	—	689	689
Common equity / net invested capital	5,556	1,368	549	315	1,182	1,404	1,149	1,921	(8,049)	5,395

Total liabilities and shareholders’ equity	$22,144	$5,390	$3,143	$1,190	$1,797	$3,450	$1,673	$1,921	$—	$40,708

Results from Operations	YEAR ENDED DECEMBER 31, 2006
								Investment
	Asset					Specialty		Income /
(MILLIONS)	Management	Property	Power	Transmission	Timberlands	Funds	Investments	Gains	Corporate	Consolidated

Fees earned	$257	$—	$—	$—	$—	$—	$—	$—	$—	$257

Revenues Less Direct Operating Costs
Property	—	1,860	—	—	6	—	(2)	—	—	1,864
Power generation	—	—	620	—	—	—	—	—	—	620
Timberlands	—	—	—	—	107	—	—	—	—	107
Transmission infrastructure	—	—	—	119	—	—	—	—	—	119
Specialty funds	—	—	—	—	—	228	—	—	—	228
Investment and other income	—	—	—	—	—	1	167	413	—	581

	257	1,860	620	119	113	229	165	413	—	3,776

Expenses
Interest	—	510	235	80	29	13	32	—	286	1,185
Asset management and other operating costs	—	—	—	—	—	—	17	—	316	333
Current income taxes	—	99	2	8	—	3	26	—	4	142
Non-controlling interests	—	79	46	(6)	26	49	10	17	247	468

Net income before the following	257	1,172	337	37	58	164	80	396	(853)	1,648
Dividends from Norbord	—	—	—	—	—	—	66	—	—	66
Dividend from Canary Wharf	—	87	—	—	—	—	—	—	—	87

Cash flow from operations	257	1,259	337	37	58	164	146	396	(853)	1,801
Preferred share dividends	—	—	—	—	—	—	—	—	35	35

Cash flow to common shareholders	$257	$1,259	$337	$37	$58	$164	$146	$396	$(888)	$1,766

Brookfield Asset Management  |  2006 Annual Report     55

Balance Sheet	AS AT DECEMBER 31, 2005
							Cash and
			Trans-	Timber-	Specialty	Invest-	Financial	Other
(MILLIONS)	Property	Power	mission	lands	Funds	ments	Assets	Assets	Corporate	Consolidated

Assets
Operating assets
Property, plant and equipment
Property	$10,722	$—	$—	$113	$—	$—	$—	$39	$—	$10,874
Power generation	—	3,568	—	—	—	—	—	—	—	3,568
Timberlands	—	—	—	888	—	—	—	—	—	888
Transmission infrastructure	—	—	130	—	—	—	—	—	—	130
Other plant and equipment	—	—	—	—	—	316	—	—	—	316
Securities	267	—	—	—	134	1,571	97	—	—	2,069
Loans and notes receivable	—	—	—	—	241	47	60	—	—	348
Cash and cash equivalents	253	115	2	21	—	143	417	—	—	951
Financial assets	—	187	—	—	—	—	1,984	—	—	2,171
Investments	—	—	—	—	122	473	—	—	—	595
Accounts receivable and other	742	882	24	35	2	803	—	1,514	—	4,002
Goodwill	—	—	—	—	—	33	—	113	—	146

Total assets	$11,984	$4,752	$156	$1,057	$499	$3,386	$2,558	$1,666	$—	$26,058

Liabilities and shareholders’ equity
Corporate borrowings	$—	$—	$—	$—	$—	$—	$—	$—	$1,620	$1,620
Property-specific financing	5,881	2,365	100	410	—	—	—	—	—	8,756
Other debt of subsidiaries	1,138	474	—	37	—	110	146	—	605	2,510
Accounts payable and other liabilities	589	491	14	51	—	1,874	282	—	1,260	4,561
Capital securities	—	—	—	—	—	—	—	—	1,598	1,598
Non-controlling interests in net assets	196	225	—	255	—	109	—	—	1,199	1,984
Preferred equity	—	—	—	—	—	—	—	—	515	515
Common equity / net invested capital	4,180	1,197	42	304	499	1,293	2,130	1,666	(6,797)	4,514

Total liabilities and shareholders’ equity	$11,984	$4,752	$156	$1,057	$499	$3,386	$2,558	$1,666	$—	$26,058

Results from Operations	YEAR ENDED DECEMBER 31, 2005
								Investment
	Asset					Specialty		Income /
(MILLIONS)	Management	Property	Power	Transmission	Timberlands	Funds	Investments	Gains	Corporate	Consolidated

Fees earned	$246	$—	$—	$—	$—	$—	$—	$—	$—	$246

Revenues Less Direct Operating Costs
Property	—	1,210	—	—	—	—	—	—	—	1,210
Power generation	—	—	469	—	—	—	—	—	—	469
Timberlands	—	—	—	—	40	—	—	—	—	40
Transmission infrastructure	—	—	—	24	—	—	—	—	—	24
Specialty funds	—	—	—	—	—	54	—	—	—	54
Investment and other income	—	—	—	—	—	—	34	242	—	276

	246	1,210	469	24	40	54	34	242	—	2,319

Expenses
Interest	—	332	215	4	15	—	28	9	278	881
Asset management and other operating costs	—	—	2	—	—	—	9	—	240	251
Current income taxes	—	141	—	—	—	—	10	—	11	162
Non-controlling interests	—	109	22	—	7	—	5	—	243	386

Net income before the following	246	628	230	20	18	54	(18)	233	(772)	639
Dividends from Falconbridge	—	—	—	—	—	—	24	—	—	24
Dividends from Norbord	—	—	—	—	—	—	62	—	—	62
Dividends from Canary Wharf	—	183	—	—	—	—	—	—	—	183

Cash flow from operations	246	811	230	20	18	54	68	233	(772)	908
Preferred share dividends	—	—	—	—	—	—	—	—	35	35

Cash flow to common shareholders	$246	$811	$230	$20	$18	$54	$68	$233	$(807)	$873

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BUSINESS ENVIRONMENT AND RISKS
Brookfield’s operating performance is impacted by various factors that are specific to each of our operations as well as the specific sectors and geographic locations in which we operate. We are also impacted by macro-economic factors such as economic growth, changes in currency, inflation and interest rates, regulatory requirements and initiatives, and litigation and claims that arise in the normal course of business.
Our strategy is to invest in high quality long-life assets which generate sustainable streams of cash flow. While high quality assets may initially generate lower returns on capital, we believe that the sustainability and future growth of their cash flows is more assured over the long term, and as a result, warrant higher valuation levels. We also believe that the high quality of our asset base protects the company against future uncertainty and enables us to invest with confidence when opportunities arise.
The following is a review of certain risks that could adversely impact our financial condition, results of operation and the value of our common shares. Additional risks and uncertainties not previously known to the Corporation, or that the Corporation currently deems immaterial may also impact our operations and financial results.
Execution of Strategy
Our strategy for building shareholder value is to acquire or develop high quality assets and businesses that generate sustainable and increasing cash flows on behalf of ourselves and co-investors, with the objective of achieving higher returns on invested capital and increasing asset management fees over the long term.
We consider effective capital allocation to be one of the most important components to achieving long-term investment success. As a result, we apply a rigorous approach towards the allocation of capital among our operations. Capital is invested only when the expected returns exceed pre-determined thresholds, taking into consideration both the degree and magnitude of the relative risks and upside potential and, if appropriate, strategic considerations in the establishment of new business activities.
The successful execution of a value investment strategy requires careful timing and business judgment, as well as the resources to complete asset purchases and restructure them as required, notwithstanding difficulties experienced in a particular industry. Our diversified business base, liquidity and the sustainability of our cash flows provide important elements of strength in executing this strategy.
We endeavour to maintain an appropriate level of liquidity in order to invest on a value basis when attractive opportunities arise. Our approach to business entails adding assets to our existing businesses when the competition for assets is lowest, either due to depressed economic conditions or when concerns exist relating to a particular industry. However, there is no certainty that we will be able to acquire or develop additional high quality assets at attractive prices to supplement our growth. Conversely, overly favourable economic conditions can limit the number of attractive investment opportunities and thereby restrict our ability to increase assets under management and the related income streams. Competition from other well-capitalized investors may significantly increase the purchase price or prevent us from completing an acquisition. We may be unable to finance acquisitions on favourable terms, or newly acquired assets and businesses may fail to perform as expected. We may underestimate the costs necessary to bring an acquisition up to standards established for its intended market position or may be unable to quickly and efficiently integrate new acquisitions into our existing operations.
We develop property and power generation assets. In doing so, we must comply with extensive and complex regulations affecting the development process. These regulations impose on us additional costs and delays, which may adversely affect our business and results of operations. In particular, we are required to obtain the approval of numerous governmental authorities regulating matters such as permitted land uses, levels of density, the installation of utility services, zoning and building standards. We must also comply with a variety of local, state and federal laws and regulations concerning the protection of health and the environment, including with respect to hazardous or toxic substances. These environmental laws sometimes result in delays, cause us to incur additional costs, or severely restrict development activity in environmentally sensitive regions or areas.

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Our ability to successfully expand our asset management business is dependent on our reputation with our current and potential investment partners. We believe that our track record and recent investments, as well as adherence to operating principles that emphasize a constructive management culture, will enable us to continue to develop productive relationships with institutional investors. However, competition for institutional capital, particularly in the asset classes on which we focus, is intense. Although we seek to differentiate ourselves there is no assurance that we will be successful in doing so and this competition may reduce the margins of our asset management business and may decrease the extent of institutional investor involvement in our activities.
Our executive and other senior officers have a significant role in our success. Our ability to retain our management group or attract suitable replacements should any members of the management group leave is dependent on the competitive nature of the employment market. The loss of services from key members of the management group or a limitation in their availability could adversely impact our financial condition and cash flow. Further, such a loss could be negatively perceived in the capital markets. The conduct of our business and the execution of our growth strategy rely heavily on teamwork. Co-operation amongst our operations and our team-oriented management structure are essential to responding promptly to opportunities and challenges as they arise. We believe that our hiring and compensation practices encourage retention and teamwork.
We participate in joint ventures, partnerships, co-tenancies and funds affecting many of our assets and businesses. Investments in partnerships, joint ventures, co-tenancies or other entities may involve risks not present were a third party not involved, including the possibility that our partners, co-tenants or co-venturers might become bankrupt or otherwise fail to fund their share of required capital contributions. Additionally, our partners, co-venturers or co-tenants might at any time have economic or other business interests or goals. In addition, we do not have sole control of certain major decisions relating to these assets and businesses, including: decisions relating to the sale of the assets and businesses; refinancing; timing and amount of distributions of cash from such entities to the Corporation; and capital expenditures.
Some of our management arrangements permit our partners to terminate the management agreement in limited circumstances relating to enforcement of the managers’ obligations. In addition, the sale or transfer of interests in some of our entities is subject to rights of first refusal or first offer and some agreements provide for buy-sell or similar arrangements. Such rights may be triggered at a time when we may not want to sell but may be forced to do so because we may not have the financial resources at that time to purchase the other party’s interest. Such rights may also inhibit our ability to sell our interest in an entity within our desired time frame or on any other desired basis.
General Risks
We are exposed to the local, regional, national and international economic conditions and other events and occurrences that affect the markets in which we own assets and operate businesses. In general, a decline in economic conditions will result in downward pressure on our operating margins and asset values. We believe that the long life nature of our assets and, in many cases, the long-term nature of revenue contracts mitigates this risk to some degree.
Each segment of our business is subject to competition in varying degrees. This can result in downward pressure on revenues which can, in turn, reduce operating margins and thereby reduce operating cash flows and investment returns. In addition, competition could result in scarcity of inputs which can impact certain of our businesses through higher costs. We believe that the high quality and low operating costs of many of our assets and businesses provides some measure of protection in this regard.
A number of our long life assets are interest rate sensitive: an increase in long-term interest rates will, absent all else, tend to decrease the value of the assets. We mitigate this risk in part by financing many of these assets with long-term fixed rate debt, which will typically decrease in value as rates increase. In addition, we believe that many of the conditions that lead to higher interest rates, such as inflation, can also give rise to higher revenues from the assets which will, absent all else, tend to increase the value of the asset.
The trading price of our common shares in the open market cannot be predicted. The trading price could fluctuate significantly in response to factors such as: variations in our quarterly or annual operating results and financial condition; changes in government regulations affecting our business; the announcement of significant events by or our competitors; market conditions and events specific to the industries in which we operate; changes in general economic conditions; differences between our actual financial

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and operating results and those expected by investors and analysts; changes in analysts’ recommendations or projections; the depth and liquidity of the market for shares of our common shares; investor perception of our business and industry; investment restrictions; and our dividend policy. In addition, securities markets have experienced significant price and volume fluctuations in recent years that have often been unrelated or disproportionate to the operating performance of particular companies. These broad fluctuations may adversely affect the trading price of our common shares.
Financial and Liquidity Risks
We employ debt and other forms of leverage in the ordinary course of our business in order to enhance returns to shareholders and our co-investors. We attempt to match the profile of the leverage to the associated assets and accordingly fund shorter duration floating rate assets with shorter term floating rate debt and fund long-term fixed rate and equity like assets with long-term fixed rate and equity capital. Most of the debt within our business has recourse only to the assets or subsidiary being financed and has no recourse to the Corporation.
Accordingly, we are subject to the risks associated with debt financing. These risks, including the following, may adversely affect our financial condition and results of operations: our cash flow may be insufficient to meet required payments of principal and interest; payments of principal and interest on borrowings may leave us with insufficient cash resources to pay operating expenses; we may not be able to refinance indebtedness on our assets at maturity due to company and market factors including: the estimated cash flow of our assets; the value of our assets; liquidity in the debt markets; financial, competitive, business and other factors, including factors beyond our control; and if refinanced, the terms of a refinancing may not be as favourable as the original terms of the related indebtedness. We structure our financing arrangements to mitigate these risks through the use of long-term debt and by diversifying our maturities over an extended period of time. We also strive to maintain adequate liquidity to refinance obligations if necessary.
The terms of our various credit agreements and other indebtedness require us to comply with a number of customary financial and other covenants, such as maintaining debt service coverage and leverage ratios and maintaining insurance coverage. These covenants may limit our flexibility in our operations, and breaches of these covenants could result in defaults under the instruments governing the applicable indebtedness even if we had satisfied our payment obligations.
If we are unable to refinance our indebtedness on acceptable terms, or at all, we may need to dispose of one or more of our assets upon disadvantageous terms, prevailing interest rates or other factors at the time of refinancing could increase our interest expense, and if we pledge assets to secure payment of indebtedness and are unable to make required payments, the creditor could foreclose upon such asset or appoint a receiver to receive an assignment of the associated cash flows.
A large proportion of our capital is invested in physical assets such as office properties, hydro electric power generating facilities and transmission systems which can be hard to sell, especially if local market conditions are poor. Such liquidity could limit our ability to vary our portfolio or assets promptly in response to changing economic or investment conditions. Additionally, financial or operating difficulties of other owners resulting in distress sales could depress asset values in the markets in which we operate in times of illiquidity. These restrictions could reduce our ability to respond to changes in the performance of our investments and market conditions and could adversely affect our financial condition and results of operations.
We periodically enter into agreements that commit us to acquire assets or securities. In some cases we may enter into such agreements with the expectation that we will syndicate or assign all or a portion of our commitment to other investors prior to, at the same time as, or subsequent to the anticipated closing. We may be unable to complete this syndication or assignment which may increase the amount of capital that we are required to invest. These activities can have an adverse impact on our liquidity which may reduce our ability to pursue further acquisitions or meet other financial commitments.
We enter into financing commitments in the normal course of business and, as a result, may be required to fund these. Although we do not typically do so, we from time to time guarantee the obligations of funds or other entities that we manage and/or invest in. If we are unable to fulfill any of these commitments this could result in damages being pursued against us or a loss of opportunity through default of contracts that are otherwise to our benefit.

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Our business is impacted by changes in currency rates, interest rates, commodity prices and other financial exposures. As a general policy, we endeavour to maintain balanced positions, although unmatched positions may be taken from time to time within predetermined limits. The company’s risk management and derivative financial instruments are more fully described in the notes to our Consolidated Financial Statements. We selectively utilize financial instruments to manage these exposures.
We have pursued and intend to continue to pursue growth opportunities in international markets and often invest in countries where the U.S. dollar is not the notional currency. As a result, we are subject to foreign currency risk due to potential fluctuations in exchange rates between foreign currencies and the U.S. dollar. A significant depreciation in the value of the foreign currency of one or more countries where we have a significant investment may have a material adverse effect on our results of operations and financial position. Although we attempt to maintain a hedged position with respect to the carrying value of net assets denominated in currencies other than the U.S. dollar, this is not always possible or economical to do. Even if we do so, the carrying value may not equal the economic value, meaning that any difference may not be hedged. In addition, the company receives certain cash flows that are denominated in foreign currencies that are not hedged. We mitigate adverse effects by borrowing under debt agreements denominated in foreign currencies and through the use of financial contracts, however, there can be no assurance that those attempts to mitigate foreign currency risk will be successful.
We typically finance assets that generate predictable long-term cash flows with long-term fixed rate debt in order to provide stability in cash flows and protect returns in the event of changes in interest rates. We also make use of fixed rate preferred equity financing as well as financial contracts to provide additional protection in this regard. Similarly, we typically finance shorter term floating rate assets with floating rate debt. Historically, the company and our subsidiaries have tended to maintain a net floating rate liability position because we believe that this results in lower financing costs over the long-term although in recent years we have maintained a net floating rate asset position given our view on interest rates.
As at December 31, 2006, our net floating rate asset position was $0.9 billion (2005 – liability of $0.8 billion). As a result, a 100 basis point increase in interest rates would increase operating cash flow by $9 million, or $0.02 per share. Our fixed-rate obligations at year end include a notional amount of $1.1 billion (2005 – $1.2 billion) which we are required to record at market value and any changes in value recorded as current income, with the result that a 10 basis point increase in long-term interest rates will result in a corresponding increase in income of $11 million before tax or $0.03 per share and vice versa, based on our year end positions. It is important for shareholders to keep in mind that these interest rate related revaluation gains or losses are offset by corresponding changes in values of the assets and cash flow streams that they relate to, which are not reflected in current income.
We selectively utilize credit default swaps and equity derivatives to hedge financial positions and may establish unhedged positions from time to time. These instruments are typically utilized as an alternative to purchasing or selling the underlying security when they are more effective from a capital employment perspective.
Core Office Properties
Our strategy is to invest in high quality core office properties as defined by the physical characteristics of the assets and, more importantly, the certainty of receiving rental payments from large corporate tenants which these properties attract. Nonetheless, we remain exposed to certain risks inherent in the core office property business.
Core office property investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and cost of mortgage funds), local conditions (such as an oversupply of space or a reduction in demand for real estate in the markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords with competitive space and our ability to provide adequate maintenance at an economical cost.
Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made regardless of whether or not a property is producing sufficient income to service these expenses. Our core office properties are subject to mortgages which require substantial debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or of sale. We believe the stability and long-term nature of our contractual revenues is an effective mitigant to these risks.

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Our core office properties generate a relatively stable source of income from contractual tenant rent payments. We endeavour to stagger our lease expiry profile so that we are not faced with a disproportionate amount of space expiring in any one year. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. While we believe the outlook for commercial office rents is positive for both 2007 and in the longer term, it is possible that rental rates could decline or that renewals may not be achieved. The company is, however, substantially protected against short-term market conditions, since most of our leases are long-term in nature. A protracted disruption in the economy, such as the onset of a severe recession, could place downward pressure over time on overall occupancy levels and net effective rents.
Residential Properties
In our residential land development and home building operations, markets have been favourable over most of the past five years with strong demand for well located building lots, particularly in the United States, Alberta and Brazil. Our operations are concentrated in high growth areas which we believe have positive demographic and economic conditions.
The residential homebuilding and land development industry is cyclical and is significantly affected by changes in general and local economic conditions, such as consumer confidence, employment levels, availability of financing for homebuyers and interest rates due to their impact on home buyers’ decisions. Competition from rental properties and used homes may depress prices and reduce margins for the sale of new homes. Homebuilders are also subject to risks related to the availability and cost overruns. Furthermore, the market value of undeveloped land, buildable lots and housing inventories held by us can fluctuate significantly as a result of changing economic and real estate market conditions. If there are significant adverse changes in economic or real estate market conditions, we may have to sell homes at a loss or hold land in inventory longer than planned. Inventory carrying costs can be significant and can result in losses in a poorly performing project or market. Our residential property operations may be particularly affected by changes in local market conditions in California, Virginia, Alberta and Brazil where we derive a large proportion of our residential property revenue.
Many of our customers finance their home acquisitions through lenders providing mortgage financing. Mortgage rates have recently been at or near their lowest levels in many years. Increases in mortgage rates or decreases in the availability of mortgage financing could depress the market for new homes because of the increased monthly mortgage costs to potential homebuyers. Even if potential customers do not need financing, changes in interest rates and mortgage availability could make it harder for them to sell their homes to potential buyers who need financing, which would result in reduced demand for new homes. As a result, rising mortgage rates could adversely affect our ability to sell new homes and the price at which we can sell them.
Power Generating Operations
Our strategy is to own primarily hydroelectric generating facilities, which have operating costs significantly below that of most competing forms of generation. As a result, there is a high level of assurance that we will be able to deliver power on a profitable basis. In addition, we sell most of our generation pursuant to contracts that protect us from variations in future prices. Nonetheless, we are subject to certain risks, the most significant of which are hydrology and price, but also include changes in regulation, risk of increased maintenance costs, dam failure and other disruptions.
The revenues generated by our power facilities are proportional to the amount of electricity generated, which is dependent upon available water flows. Although annual deviations from long-term average water flows can be significant, we strive to mitigate this risk by increasing the geographic diversification of our facilities which assists in balancing the impact of generation fluctuations in any one geographic region.
Demand for electricity varies with economic activity. Accordingly, an economic slowdown could have an adverse impact on prices. In addition, oversupply in our markets may result from excess generating capacity. Pricing risk is mitigated through fixed-price contracts and forward sales of electricity. Future pricing levels are dependent on economic and supply conditions and the terms on which of contracts are renewed. A portion of our power generation revenue is tied, either directly or indirectly, to the spot market price for electricity. Electricity price volatility could have a significant effect on our business, operating results, financial condition or prospects.

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There is a risk of equipment failure due to, among other things, wear and tear, latent defect, design error or operator error which could adversely affect revenues and cash flows. Although the power systems have operated in accordance with expectations, there can be no assurance that they will continue to do so. In the future, our generation assets may require significant capital expenditures and operations could be exposed to unexpected increases in costs such as labour, water rents and taxes. Nevertheless, this risk is substantially mitigated by the proven nature of hydroelectric technology, the design of the plants, capital programs, adherence to prudent maintenance programs, comprehensive insurance and significant operational flexibility as a result of having generating units which can operate independently.
The operation of hydroelectric generating facilities and associated sales of electricity are regulated to varying degrees in most regions. Changes in regulation can affect the quantity of generation and the manner in which we produce it, which could impact revenues.
The occurrence of dam failures at any of our hydroelectric generating stations could result in a loss of generating capacity and repairing such failures could require us to incur significant expenditures of capital and other resources. Such failures could result in us being exposed to liability for damages. There can be no assurance that our dam safety program will be able to detect potential dam failures prior to occurrence or eliminate all adverse consequences in the event of failure. Upgrading all dams to enable them to withstand all events could require us to incur significant expenditures of capital and other resources.
The occurrence of a significant event which disrupts the ability of our generation assets to produce or sell power for an extended period, including events which preclude existing customers from purchasing electricity, could have a material negative impact on the business. Our generation assets could be exposed to effects of severe weather conditions, natural disasters and potentially catastrophic events such as a major accident or incident at our generation facilities. In addition, many of our generation assets are located in remote areas which makes access for repair of damage difficult.
Timberlands
The financial performance of our timberland operations depends on the state of the lumber and pulp and paper industries. Decreases in the level of residential construction activity generally reduce demand for logs and wood products, resulting in lower revenues, profits and cash flows for lumber mills who are important customers to us. Depressed commodity prices of lumber, pulp or paper may cause mill operators to temporarily or permanently shut down their mills if their product prices fall to a level where mill operation would be uneconomic. Moreover, these operators may be required to temporarily suspend operations at one or more of their mills to bring production in line with market demand or in response to the market irregularities. Any of these circumstances could significantly reduce the amount of timber that such operators purchase from us.
Weather conditions, timber growth cycles, access limitations and regulatory requirements associated with forestry practices, sale of logs and environmental matters, may restrict our harvesting, as may other factors, including damage by fire, insect infestation, disease, prolonged drought and other natural and man-made disasters. There can be no assurance that we will achieve harvest levels in the future necessary to maintain or increase revenues, earnings and cash flows. Although management believes it follows best practices with regard to forest sustainability and general forest management, there can be no assurance that our forest management planning, including silviculture, will have the intended result of ensuring that our asset base appreciates over time. If management’s estimates of merchantable inventory are incorrect harvesting levels on the our timberlands may result in depletion of our timber assets.
Transmission Infrastructure
Our transmission operations are subject to regulation. The regulated rates are designed to recover allowed costs, including debt financing costs, and permit earning a specified rate of return on assets or equity. Any changes in the rate structure for the transmission assets or any reallocation or redetermination allowed costs relating to the transmission assets, could have a material adverse effect on our transmission revenues and operating margins.

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Specialty Investment Funds
Our specialty funds operations are focussed on the ownership and management of securities and businesses that are supported by underlying tangible assets and cash flows. The principal risks in this business are potential loss of invested capital as well as insufficient investment or fee income to cover operating expenses and cost of capital.
Unfavourable economic conditions could have a significant impact on the value and liquidity of our investments and the level of investment income. Since most of our investments are in our areas of expertise and given that we strive to maintain adequate supplemental liquidity at all times, we are well positioned to assume ownership of and operate most of the assets and businesses that we finance. Furthermore, if this situation does arise, we typically acquire the assets at a discount to the underwritten value, which protects us from loss.
Other Risks
As an owner and manager of real property, we are subject to various United States and Canadian federal, provincial, state and municipal laws relating to environmental matters. These laws could hold us liable for the costs of removal and remediation of certain hazardous substances or wastes released or deposited on or in our properties or disposed of at other locations. The failure to remove or remediate such substances, if any, could adversely affect our ability to sell our real estate or to borrow using real estate as collateral, and could potentially result in claims or other proceedings against us. We are not aware of any material non-compliance with environmental laws at any of our properties. We are also not aware of any material pending or threatened investigations or actions by environmental regulatory authorities in connection with any of our properties or any material investigations or actions by environmental regulatory authorities in connection with any of our properties or any material pending threatened claims relating to environmental conditions at our properties. We have made and will continue to make the necessary capital expenditure for compliance with environmental laws and regulations. Environmental laws and regulations can change rapidly and we may become subject to more stringent environmental laws and regulations in the future. Compliance with more stringent environmental laws and regulations could have an adverse effect on our business, financial condition or result of operation.
The ownership and operation of our assets carry varying degrees of inherent risk of liability related to worker health and safety and the environment, including the risk of government imposed orders to remedy unsafe conditions and/or to contravention of health, safety and environmental laws, licenses, permits and other approvals, and potential civil liability. Compliance with health, safety and environmental laws (and any future laws or amendments enacted) and the requirements of licenses, permits and other approvals will remain material to our business. We have incurred and will continue to incur significant capital and operating expenditures to comply with health, safety and environmental laws and to obtain and comply with licenses, permits and other approvals and to assess and manage its potential liability exposure. Nevertheless, from time to time it is possible that we may be unsuccessful in obtaining an important license, permit or other approval or become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health, safety and environmental matters. The occurrence of any of these events or any changes, additions to or more rigorous enforcement of, health, safety and environmental laws, licenses, permits or other approvals could have a significant impact on operations and/or result in additional material expenditures. As a consequence, no assurance can be given that additional environmental and workers’ health and safety issues relating to presently known or unknown matters will not require unanticipated expenditures, or result in fines, penalties or other consequences (including changes to operations) material to its business and operations.
Our core office portfolio is concentrated in large metropolitan areas, some of which have been or may be perceived to be subject to terrorist attacks. Furthermore, many of our properties consist of high-rise buildings, which may also be subject to this actual or perceived threat, which could be heightened in the event that the United States continues to engage in armed conflict. This could have an adverse effect on our ability to lease office space in our portfolio. Each of these factors could have an adverse impact on our operating results and cash flows. Our core office property operations have insurance covering certain acts of terrorism for up to $500 million of damage and business interruption costs. We continue to seek additional coverage equal to the full replacement cost of our assets; however, until this type of coverage becomes commercially available on a reasonably economic basis, any damage or business interruption costs as a result of uninsured acts of terrorism could result in a material cost to the company.

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We carry various insurance coverages that provide comprehensive protection for first party and third party losses to our properties. These coverages contain policy specifications, limits and deductibles customarily carried for similar properties. We also self-insure a portion of certain of these risks. We believe all of our properties are adequately insured.
There are certain types of risks (generally of a catastrophic nature such as war or environmental contamination such as toxic mold) which are either uninsurable or not economically insurable. Should any uninsured or underinsured loss occur, we could lose our investment in, and anticipated profits and cash flows from, one or more of our assets or operations, and would continue to be obligated to repay any recourse mortgage indebtedness on such properties.
In the normal course of our operations, we become involved in various legal actions, typically involving claims relating to personal injuries, property damage, property taxes, land rights and contract disputes. We endeavour to maintain adequate provisions for outstanding or pending claims. The final outcome with respect to outstanding, pending or future actions cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have an adverse effect on our financial position or results of our operations in a particular quarter or fiscal year. We believe that they are not currently involved in any litigation, claims or proceedings in which an adverse outcome would have a material adverse effect on their consolidated financial position or results.
Ongoing changes to the physical climate in which we operate may have an impact on our business. In particular, changes in weather patterns may impact hydrology levels thereby influencing generation levels and power generation levels. Climate change may also give rise to changes in regulations and consumer sentiment that could impact other areas of our business.
The U.S. Investment Company Act of 1940 (the “Act”) requires the registration of any company which holds itself out to the public as being engaged primarily in the business of investing, reinvesting or trading in securities. In addition, the Act may also require the registration of a company that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and which owns or proposes to acquire investment securities with a value of more than 40% of the company’s assets on an unconsolidated basis. We are not currently an investment company in accordance with the Act and we believe we can continue to arrange our business operations in ways so as to avoid becoming an investment company within the meaning of the Act. If we were required to register as an investment company under the Act, we would, among other things, be restricted from engaging in certain businesses and issuing certain securities. In addition, certain of our contracts may become void.
There are many other laws and governmental regulations that apply to us, our assets and businesses. Changes in these laws and governmental regulations, or their interpretation by agencies or the courts, could occur. Further, economic and political factors, including civil unrest, governmental changes and restrictions on the ability to transfer capital across borders in the United States, but primarily in the foreign countries in which we have invested, can have a major impact on us as a global company.
A portion of the workforce in our operations is unionized and if we are unable to negotiate acceptable contracts with any of our unions as existing agreements expire, we could experience a significant disruption of the affected operations, higher ongoing labour costs and restriction of its ability to maximize the efficiency of its operations, which could have an adverse effect on our operations and financial results.
OUTLOOK
We are optimistic as we review the outlook for our operations in 2007 and believe we are well positioned for continued growth.
We are continuing to expand our distribution capabilities, which should enable us to broaden our range of asset management clients and the amount of capital committed to us. This should increase the capital available to invest and lead to growth in asset management income and assets under management.
The investment market continues to be competitive and acquisition prices have increased due in large part to the availability of low-cost capital for many investors. The breadth of our operating platform, our disciplined approach to investing, and our ability to supplement returns with asset management fees should enable us to continue to invest capital on a favourable basis.

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In our core property sector, the leasing markets in which we operate appear to have stabilized and are improving on a measured basis with positive absorption rates in most markets. The most significant improvements have taken place in New York and Calgary. Our strong tenant lease profile and low vacancies give us a high level of confidence that we can achieve our operating targets in 2007. The lack of development, especially in central business districts, has created some stability and the erosion in rental rates experienced over the past two years has stabilized. Office vacancy rates are generally expected to continue to decline gradually over the near term, with the pace of absorption accelerating during 2007. As a result, rental rates are expected to continue to move upward this year, with leasing costs and landlord incentives expected to decline at the same time. However, any significant slowdown in the economy could have a dampening effect on the recovery of office markets.
Residential markets remain mixed in our core markets. Sales growth has slowed in our U.S. markets and, although we continue to generate strong returns, the current supply/demand imbalance must be worked through before we will see growth. Our Alberta operations have benefitted greatly from the continued expansion of activity in the oil and gas industry. Most of the land holdings were purchased in the mid-1990’s or earlier and as a result have an embedded cost advantage today. This has led to particularly strong margins, although the high level of activity is creating some upward pressures on bidding costs and production delays. Nonetheless, unless the market environment changes, we expect to record favourable results in 2007.
Our power operations benefitted from higher water levels and expanded capacity during 2006 and, although market prices declined year-over-year, our strategy of locking in future prices through contractual arrangements and optimizing our ability to deliver power at peak price intervals enabled us to achieve higher realized prices than in 2005. We are well positioned to achieve our hydrology targets in 2007 based on current storage levels and should therefore achieve higher generation levels based on the expansion in our operating base. Accordingly, we expect to record continued growth in operating cash flows during 2007.
We continue to expand our specialized funds and our timberlands and infrastructure operations by committing additional resources and launching new funds. During 2006, we increased the level of invested capital which positively impacted our results. We will focus on maintaining a high level of invested capital, and deploy the capital from new funds, which should lead to continued growth.
There are many factors that could impact our performance in 2007, both positively and negatively. And while we expect to demonstrate continued growth during 2007, our 2006 reported results may be an unrealistic measure due to the significant realization gains recorded during the year. It is for that reason, amongst others, that we measure on growth over the long term as opposed to quarter-over-quarter or year-over-year.
We have described the principal risks earlier in this report, and we will continue to manage our business with the objective of reducing the impact of short-term market fluctuations through the use of long-term revenue contracts and long-term financings, among other measures. This approach to business provides us with confidence that we will meet our ongoing performance objectives with respect to cash flow growth and value creation.

Brian D. Lawson	Bryan K. Davis
Managing Partner and Chief Financial Officer	Managing Partner, Finance

February 9, 2007
Brookfield Asset Management  |  2006 Annual Report     65

SUPPLEMENTAL INFORMATION
This section contains information required by applicable continuous disclosure guidelines and to facilitate additional analysis.
Quarterly Results
The 2006 and 2005 results by quarter are as follows:

	2006				2005
(MILLIONS)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Total revenues	$2,904	$1,405	$1,405	$1,183	$1,740	$1,356	$1,162	$962

Fees earned	$70	$64	$69	$54	$106	$58	$46	$36
Revenues less direct operating costs
Property	865	380	337	282	461	270	257	222
Power generation	142	122	156	200	128	92	115	134
Timberlands	21	24	23	39	9	13	14	4
Transmission infrastructure	49	56	7	7	6	6	6	6
Specialty funds	131	29	29	39	11	17	13	13
Investment and other income	227	180	84	90	8	95	98	75

	1,505	855	705	711	729	551	549	490

Expenses
Interest	420	291	250	224	229	218	235	199
Asset management and other operating costs	108	70	84	71	87	60	51	53
Current income taxes	68	23	37	14	88	28	30	16
Non-controlling interest in net income before the following	142	108	118	100	151	74	78	83

Net income before the following	767	363	216	302	174	171	155	139
Equity accounted income (loss) from investments	(10)	(7)	3	(22)	9	34	73	103
Gains on disposition of Falconbridge	—	—	—	—	—	785	565	—
Depreciation and amortization	(233)	(136)	(127)	(104)	(103)	(102)	(92)	(77)
Future income taxes and other provisions	(34)	(45)	(16)	(51)	5	(180)	(121)	(28)
Non-controlling interests in the foregoing items	121	70	59	54	66	28	30	28

Net income	$611	$245	$135	$179	$151	$736	$610	$165

The 2006 and 2005 cash flow from operations by quarter are as follows:

	2006				2005
(MILLIONS, EXCEPT PER SHARE AMOUNTS)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net income before the following	$767	$363	$216	$302	$174	$171	$155	$139
Dividends from Falconbridge	—	—	—	—	—	—	12	12
Dividends from Norbord	5	5	51	5	5	5	48	4
Dividends from Canary Wharf	87	—	—	—	73	110	—	—

Cash flow from operations and gains	859	368	267	307	252	286	215	155
Preferred share dividends	8	7	10	10	10	8	9	8

Cash flow to common shareholders	$851	$361	$257	$297	$242	$278	$206	$147

Common equity — book value	$5,395	$4,905	$4,721	$4,663	$4,514	$4,586	$3,872	$3,411
Common shares outstanding [1]	387.9	387.3	386.8	386.6	386.4	391.7	390.3	389.3
Per common share [1]
Cash flow from operations	$2.13	$0.91	$0.64	$0.75	$0.61	$0.69	$0.52	$0.37
Net income	1.51	0.60	0.31	0.43	0.36	1.82	1.51	0.39
Dividends	0.16	0.16	0.16	0.10	0.10	0.10	0.10	0.09
Book value	14.06	12.90	12.46	12.29	11.81	11.83	10.05	8.91
Market trading price (NYSE)	48.18	44.34	40.62	36.71	33.55	31.07	25.44	25.17
Market trading price (TSX) – C$	56.36	49.42	44.86	42.85	39.07	36.09	31.20	30.47

1	Adjusted to reflect three-for-two stock split on April 27, 2006

66     Brookfield Asset Management  |  2006 Annual Report

For the three months ended December 31, 2006, cash flow from operations and gains totalled $859 million ($2.13 per share) compared with $252 million ($0.61 per share) in 2005. The 2006 fourth quarter cash flows contain a number of monetization gains and other significant items. Our property operations include an $87 million dividend received on our investment in Canary Wharf and a $292 million gain on the initial public offering of our Brazil residential business. Our specialty funds benefitted from the receipt of $109 million in regard to the pending settlement of the softwood lumber dispute between Canada and the United States. Investments and other income includes a $149 million gain on the sale of our joint venture with Accor in Brazil. Net income from the three months ended December 31, 2006 totalled $611 million ($1.51 per share) compared with $151 million ($0.36 per share) in 2005. This increase reflects the higher level of cash flow offset in part by increased depreciation expense arising from a large portfolio of core properties acquired at the beginning of the fourth quarter of 2006.
Core property operations tend to produce consistent results throughout the year due to the long-term nature of the contractual lease arrangements. Quarterly seasonality does exist in our residential property and power generation operations. With respect to our residential operations, the fourth quarter tends to be the strongest as this is the period during which most of the construction is completed and homes are delivered. With respect to our power generation operations, seasonality exists in water inflows and pricing. During the fall rainy season and spring thaw, water inflows tend to be the highest leading to higher generation during those periods; however prices tend not to be as strong as the summer and winter seasons due to the more moderate weather conditions during those periods and associated reductions in demand for electricity. We periodically record property disposition and other gains, special distributions, as well as gains on losses or any unhedged financial positions throughout our operations and, while the timing of these items is difficult to predict, the dynamic nature of our asset base tends to result in these items occurring on a relatively frequent basis.
Related-Party Transactions
In the normal course of operations, the company enters into various transactions on market terms with related parties which have been measured at exchange value and are recognized in the consolidated financial statements. There were no transactions, individually or in aggregate, that were material to the overall operations.
Corporate Dividends
The distributions paid by Brookfield on outstanding securities during the past three years are as follows:

	Distribution per Security
	2006	2005	2004

Class A Common Shares [1]	$0.58	$0.39	$0.36
Class A Preferred Shares
Series 1 [2]	—	—	0.30
Series 2	0.88	0.63	0.54
Series 3 [3]	—	2,012.46	1,744.04
Series 4 + Series 7	0.88	0.63	0.54
Series 8	1.10	0.74	0.56
Series 9	1.25	1.16	1.08
Series 10	1.27	1.19	1.11
Series 11	1.22	1.14	1.06
Series 12	1.19	1.12	1.04
Series 13	0.88	0.63	—
Series 14	3.10	2.25	—
Series 15	1.00	0.65	—
Series 17 [4]	0.12	—	—
Preferred Securities
Due 2050	1.85	1.73	1.61
Due 2051	1.84	1.71	1.60

1	Adjusted to reflect three-for-two stock split on April 27, 2006

2	Redeemed July 30, 2004

3	Redeemed November 8, 2005

4	Issued November 20, 2006

Brookfield Asset Management  |  2006 Annual Report     67

Critical Accounting Policies and Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to select appropriate accounting policies to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In particular, critical accounting policies and estimates utilized in the normal course of preparing the company’s financial statements require the determination of future cash flows utilized in assessing net recoverable amounts and net realizable values; depreciation and amortization; value of goodwill and intangible assets; ability to utilize tax losses; the determination of the primary beneficiary of variable interest activities; effectiveness of financial hedges for accounting purposes; and fair values for disclosure purposes.
In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. The estimates are impacted by, among other things, movements in interest rates and other factors, some of which are highly uncertain, as described in the analysis of Business Environment and Risks beginning on page 57 and in the section entitled Financial and Liquidity Risk beginning on page 59. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on the company’s financial statements in a meaningful way. For further reference on critical accounting policies, see our significant accounting policies contained in Note 1 and Changes in Accounting Policies as described below.
Changes in Accounting Policies
Effective January 1, 2006 the company adopted the following new accounting policies, none of which individually or collectively had a material impact on the consolidated financial statements of the company, unless otherwise noted. These changes were the result of changes to the Canadian Institute of Chartered Accountants (“CICA”) Handbook, Accounting Guidelines (“AcG”) and Emerging Issues Committee Abstracts (“EIC”).
Implicit variable interests
On January 1, 2006, the company adopted CICA Emerging Issues Committee Abstract No. 157, Implicit Variable Interests under AcG-15 (EIC-157). This EIC clarifies that implicit variable interests are implied financial interests in an entity that change with the fair value of the entity’s net assets exclusive of variable interests. An implicit variable interest is similar to an explicit variable interest except that it involves absorbing and/or receiving variability indirectly from the entity. The identification of an implicit variable interest is a matter of judgement that depends on the relevant facts and circumstances. The implementation of this EIC did not have a material impact on our consolidated financial position or results of operations.
Stock-based compensation
On July 6, 2006, the Emerging Issues Committee (EIC) issued Abstract No. 162, Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date (EIC-162). This EIC clarifies that the compensation cost attributable to options and awards, granted to employees who are eligible to retire or will become eligible to retire during the vesting period, should be recognized immediately if the employee is eligible to retire on the grant date or over the period between the grant date to the date the employee becomes eligible to retire. This EIC became effective for us on January 1, 2006, and require retroactive application to all stock-based compensation awards accounted for in accordance with the CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments (CICA 3870). The adoption of this interpretation did not have a material impact on the company.

68     Brookfield Asset Management  |  2006 Annual Report

Additional Share Data
Issued and Outstanding Common Shares
During 2006 and 2005, the number of issued and outstanding common shares changed as follows:

(MILLIONS)	2006	2005 [1]

Outstanding at beginning of year	386.4	388.1
Issued (repurchased)
Dividend reinvestment plan	0.1	0.1
Management share option plan	1.6	2.3
Conversion of debentures and minority interests	—	1.9
Issuer bid purchases	(0.2)	(6.0)

Outstanding at end of year	387.9	386.4
Unexercised options	19.3	18.9

Total diluted common shares	407.2	405.3

1	Adjusted to reflect three-for-two stock split on April 27, 2006
Basic and Diluted Earnings Per Share
The components of basic and diluted earnings per share are summarized in the following table:

(MILLIONS)	2006	2005 [1]

Net income	$1,170	$1,662
Preferred share dividends	(35)	(35)

Net income available for common shareholders	$1,135	$1,627

Weighted average	387	389
Dilutive effect of the conversion of notes and options using treasury stock method	12	10

Common shares and common share equivalents	399	399

1	Adjusted to reflect three-for-two stock split on April 27, 2006
Assessment and Changes in Internal Control Over Financial Reporting
Management has evaluated the effectiveness of the Company’s internal control over financial reporting. Refer to Management’s Report on Internal Control over Financial Reporting. There have been no changes in our internal control over financial reporting during the year ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.
Disclosure Controls
Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in the Canadian Securities Administrators Multilateral Instrument 52-109). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as of December 31, 2006 in providing reasonable assurance that material information relating to the company and our consolidated subsidiaries would be made known to them within those entities.

Brookfield Asset Management  |  2006 Annual Report      69

Internal Control Over Financial Reporting

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Management of Brookfield Asset Management Inc. (“Brookfield”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
Management assessed the effectiveness of Brookfield’s internal control over financial reporting as of December 31, 2006, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of December 31, 2006, Brookfield’s internal control over financial reporting is effective. Also, management determined that there were no material weaknesses in Brookfield’s internal control over financial reporting as of December 31, 2006. Management excluded from its assessment the internal control over financial reporting at HQI Transelec Chile S.A. (“Transelec”) and Trizec Properties
Inc. and Trizec Canada Inc. (collectively, “Trizec”), which were acquired during 2006, whose total assets, net assets, total revenues, and net income on a combined basis constitute approximately 27%, 12%, 5% and nil% respectively of the consolidated financial statement amounts as of and for the year ended December 31, 2006.
Management’s assessment of the effectiveness of BAM’s internal control over financial reporting as of December 31, 2006, has been audited by Deloitte & Touche, LLP, our Independent Registered Chartered Accountants, who also audited Brookfield’s Consolidated Financial Statements for the year ended December 31, 2006, as stated in the Report of Independent Registered Chartered Accountants, which expressed an unqualified opinion on management’s assessment of Brookfield’s internal control over financial reporting and an unqualified opinion on the effectiveness of Brookfield’s internal control over financial reporting.

Toronto, Canada	J. Bruce Flatt	Brian D. Lawson
March 14, 2007	Chief Executive Officer	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
To the Board of Directors and Shareholders of Brookfield Asset Management Inc.
We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that Brookfield Asset Management Inc. and subsidiaries (the “company”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at HQI Transelec Chile S.A. (“Transelec”) and Trizec Properties Inc. And Trizec Canada Inc. (collectively, “Trizec”), which were acquired during 2006 and whose financial statements on a combined basis constitute approximately 27%, 12%, 5% and nil% respectively of total assets, net assets, total revenues and net income of the consolidated financial statement amounts as of and for the year ended December 31, 2006. Accordingly, our audit did not include the internal control over financial reporting at Transelec or Trizec. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2006 of the company and our report dated March 14, 2007 expressed an unqualified opinion on those financial statements.

Toronto, Canada	Deloitte & Touche, LLP
March 14, 2007	Independent Registered Chartered Accountants

70     Brookfield Asset Management  |  2006 Annual Report

Consolidated Financial Statements

MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS
The accompanying consolidated financial statements and other financial information in this Annual Report have been prepared by the company’s management which is responsible for their integrity, consistency, objectivity and reliability. To fulfill this responsibility, the company maintains policies, procedures and systems of internal control to ensure that its reporting practices and accounting and administrative procedures are appropriate to provide a high degree of assurance that relevant and reliable financial information is produced and assets are safeguarded. These controls include the careful selection and training of employees, the establishment of well-defined areas of responsibility and accountability for performance and the communication of policies and code of conduct throughout the company. In addition, the company maintains an internal audit group that conducts periodic audits of all aspects of the company’s operations. The Chief Internal Auditor has full access to the Audit Committee.
These consolidated financial statements have been prepared in conformity with accounting principles generally accepted in Canada, and where appropriate, reflect estimates based on management’s judgment. The financial information presented throughout this Annual Report is generally consistent with the information contained in the accompanying consolidated financial statements.
Deloitte & Touche, LLP, the independent registered chartered accountants appointed by the shareholders, have examined the consolidated financial statements set out on pages 72 through 104 in accordance with auditing standards generally accepted in Canada to enable them to express to the shareholders their opinion on the consolidated financial statements. Their report is set out below.
The consolidated financial statements have been further reviewed and approved by the Board of Directors acting through its Audit Committee, which is comprised of directors who are not officers or employees of the company. The Audit Committee, which meets with the auditors and management to review the activities of each and reports to the Board of Directors, oversees management’s responsibilities for the financial reporting and internal control systems. The auditors have full and direct access to the Audit Committee and meet periodically with the committee both with and without management present to discuss their audit and related findings.

Toronto, Canada	J. Bruce Flatt	Brian D. Lawson
March 14, 2007	Chief Executive Officer	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
To the Board of Directors and Shareholders of Brookfield Asset Management Inc.
We have audited the accompanying consolidated balance sheets of Brookfield Asset Management Inc. and subsidiaries (the “company”) as of December 31, 2006 and 2005, and the related consolidated statements of income, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
With respect to the financial statements for the year ended December 31, 2006, we conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). With respect to the financial statements for the year ended December 31, 2005, we conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Brookfield Asset Management Inc. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended in conformity with Canadian generally accepted accounting principles.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the company’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2007 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the company’s internal control over financial reporting.

Toronto, Canada	Deloitte & Touche, LLP
March 14, 2007	Independent Registered Chartered Accountants

Brookfield Asset Management  |  2006 Annual Report     71

CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31
(MILLIONS)	Note	2006	2005

Assets
Cash and cash equivalents		$1,204	$951
Financial assets	2	1,665	2,171
Investments	3	775	595
Accounts receivable and other	4	5,951	3,984
Goodwill	5	669	164
Operating assets
Property, plant and equipment	6	28,082	15,776
Securities	7	1,711	2,069
Loans and notes receivable	8	651	348

		$40,708	$26,058

Liabilities and shareholders’ equity
Non-recourse borrowings
Property-specific mortgages	9	$17,148	$8,756
Subsidiary borrowings	9	4,153	2,510
Corporate borrowings	10	1,507	1,620
Accounts payable and other liabilities	11	6,497	4,561
Capital securities	12	1,585	1,598
Non-controlling interests in net assets	13	3,734	1,984
Shareholders’ equity
Preferred equity	14	689	515
Common equity	15	5,395	4,514

		$40,708	$26,058

On behalf of the Board:

Robert J. Harding, FCA, Director	Jack M. Mintz, Director

72     Brookfield Asset Management  |  2006 Annual Report

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31
(MILLIONS, EXCEPT PER SHARE AMOUNTS)	Note	2006	2005

Total revenues		$6,897	$5,220

Fees earned		257	246
Revenues less direct operating costs	17
Property		1,864	1,210
Power generation		620	469
Timberlands		107	40
Transmission infrastructure		119	24
Specialty funds		228	54

		3,195	2,043
Investment and other income		581	276

		3,776	2,319
Expenses
Interest		1,185	881
Current income taxes	19	142	162
Asset management and other operating costs		333	251
Non-controlling interests in net income before the following	18	468	386

		1,648	639
Other items
Equity accounted income (loss) from investments	20	(36)	219
Gains on disposition of investment	1(a)	—	1,350
Depreciation and amortization		(600)	(374)
Other provisions		57	(59)
Future income taxes	19	(203)	(265)
Non-controlling interests in the foregoing items	18	304	152

Net income		$1,170	$1,662

Net income per common share	15
Diluted		$2.85	$4.08
Basic		$2.93	$4.18

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

YEARS ENDED DECEMBER 31
(MILLIONS)	2006	2005

Retained earnings, beginning of year	$3,321	$1,944
Net income	1,170	1,662
Preferred equity issue costs	(5)	—
Shareholder distributions – preferred equity	(35)	(35)
– common equity	(223)	(155)
Amount paid in excess of the book value of common shares purchased for cancellation	(6)	(95)

Retained earnings, end of year	$4,222	$3,321

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CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31
(MILLIONS)	Note	2006	2005

Operating activities
Net income		$1,170	$1,662
Adjusted for the following non-cash items
Depreciation and amortization		600	374
Future income taxes and other provisions		146	324
Gains on disposition of investment		—	(1,350)
Realization gains		(607)	—
Non-controlling interest in non-cash items	18	(304)	(152)
Excess of equity income over dividends received		102	(133)

		1,107	725
Net change in non-cash working capital balances and other		(418)	105

		689	830

Financing activities
Corporate borrowings, net of repayments	23	(110)	(79)
Property-specific mortgages, net of repayments	23	5,437	1,057
Other debt of subsidiaries, net of repayments	23	33	101
Capital provided by non-controlling interests		1,950	263
Preferred equity issued (redeemed)		174	(76)
Common shares and equivalents repurchased, net of issuances	23	10	(141)
Common shares of subsidiaries repurchased, net of issuances		1,144	(187)
Undistributed cash flow attributed to non-controlling interests		321	265
Shareholder distributions		(258)	(190)

		8,701	1,013

Investing activities
Investment in or sale of operating assets, net
Property	23	(6,482)	(1,004)
Power generation		(801)	(431)
Timberlands		(5)	(828)
Transmission infrastructure		(1,739)	(77)
Securities and loans	23	(720)	(223)
Financial assets	23	696	(33)
Investments		(169)	1,277
Other property, plant and equipment		(4)	(160)
Dividends from Canary Wharf Group, plc		87	183

		(9,137)	(1,296)

Cash and cash equivalents
Increase		253	547
Balance, beginning of year		951	404

Balance, end of year		$1,204	$951

74     Brookfield Asset Management  |  2006 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. SUMMARY OF ACCOUNTING POLICIES
These consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) as prescribed by the Canadian Institute of Chartered Accountants (“CICA”). The effects of the significant accounting differences between Canadian GAAP and accounting principles generally accepted in the United States on the company’s balance sheets and statements of income, retained earnings and cash flows are quantified and described in note 24.
(a) Basis of Presentation
All currency amounts are in United States dollars (“U.S. dollars”) unless otherwise stated. The consolidated financial statements include the accounts of Brookfield Asset Management Inc. and the entities over which it has voting control, as well as Variable Interest Entities (“VIEs”) in which the company is considered to be the primary beneficiary.
The company accounts for its investments in Norbord Inc. (“Norbord”), Fraser Papers Inc. (“Fraser Papers”), Stelco Inc. (“Stelco”), Falconbridge Limited (“Falconbridge”) (formerly Noranda Inc.) and other investments over which it has significant influence, on the equity basis. Interests in jointly controlled partnerships and corporate joint ventures are proportionately consolidated. Investments in which the company does not have a significant influence are carried at cost. The company sold its investment in Falconbridge in 2005.
Certain prior year amounts have been reclassified to conform to the current year’s presentation.
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates are required in the determination of cash flows and probabilities in assessing net recoverable amounts and net realizable values, tax and other provisions, hedge effectiveness, and fair values.
(b) Reporting Currency
The U.S. dollar is the functional currency of the company’s head office operations and the U.S. dollar is the company’s reporting currency.
The accounts of self-sustaining subsidiaries having a functional currency other than the U.S. dollar are translated using the current rate method. Gains or losses on translation are deferred and included in the cumulative translation adjustment account. Gains or losses on foreign currency denominated balances and transactions that are designated as hedges of net investments in these subsidiaries are reported in the same manner.
Foreign currency denominated monetary assets and liabilities of the company and subsidiaries where the functional currency is the U.S. dollar, are translated at the rate of exchange prevailing at period-end and revenues and expenses at average rates during the period. Gains or losses on translation of these items are included in the consolidated statements of income. Gains or losses on transactions which hedge these items are also included in the consolidated statements of income.
(c) Acquisitions
The company accounts for business combinations using the purchase method of accounting which establishes specific criteria for the recognition of intangible assets separately from goodwill. The cost of acquiring a company is allocated to its identifiable net assets on the basis of the estimated fair values at the date of purchase. The excess of acquisition costs over the underlying net book values of assets acquired is allocated to the underlying tangible and intangible assets, with the balance being allocated to goodwill.

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(i) Completed During 2006
The company completed the acquisition of all of the shares of Trizec Properties Inc. and Trizec Canada Inc. (collectively, “Trizec”), for a combined equity value of $4.8 billion. The Trizec portfolio consists of 58 high-quality office properties totalling 29.2 million square feet. The company was joined by a partner in the acquisition and as a result is responsible for managing and operating the portfolio. In addition, the company completed a $460 million acquisition of 33 commercial properties across the U.S. comprising 5.3 million square feet. The company acquired two buildings in the Washington, D.C. area for $230 million which are 100% leased to the U.S. Government and are the headquarters of the Transportation Security Administration. The company and a joint venture partner acquired, and subsequently 100% leased to Chevron, a building in Houston for $120 million, comprising 1.2 million square feet.
The company completed the acquisition of a transmission company, which included over 8,000 kilometers of transmission lines and 51 substations in Chile (“Transelec”), for approximately $2.5 billion, including assumed liabilities. The acquisition resulted in goodwill of approximately $483 million. The company holds a 28% interest in Transelec and consolidates it under the VIE rules. The 72% held by institutional investors is reflected in non-controlling interests.
The company completed the acquisition of two hydroelectric generating stations totalling 39 megawatts in Maine for approximately $146 million including assumed liabilities and the company completed the acquisition of four hydroelectric generating facilities with a total capacity of 50 megawatts located in Ontario for approximately $197 million, including assumed liabilities.
(ii) Completed During 2005
The company completed the acquisition of O&Y Properties Corporation and O&Y Real Estate Investment Trust (collectively, “O&Y”). The O&Y portfolio consists of 27 office buildings and one development site totalling 11.6 million square feet located in Toronto, Calgary, Ottawa, Edmonton and Winnipeg. The company holds a 25% interest in the properties and associated liabilities, which are proportionally consolidated and institutional co-investors hold the remaining 75%.
During 2005, the company, along with a 50% partner, completed the acquisition of a 610 megawatt pumped storage hydroelectric generating facility located in New England for approximately $98 million. The company also completed the acquisition of two hydroelectric generating stations representing 48 megawatts of capacity for $43 million. These facilities are located in Pennsylvania and Maryland.
The company completed the acquisition of timberlands on the Canadian west coast for an aggregate purchase price of $935 million. The acquisition included approximately 600,000 acres of freehold timberlands and 35,000 acres of development lands for $805 million and $120 million, respectively. The company holds a 50% interest in these assets and the 50% ownership held by institutional investors is reflected in non-controlling interests in net assets. In connection with the timberland agreement, the company also acquired a direct interest in 3.6 million cubic metres of annual crown harvest rights, together with associated sawmills and remanufacturing facilities for approximately $200 million, including working capital.
The following table summarizes the balance sheet of the significant acquisitions identified in 2005 and 2006:

			2006	2005
(MILLIONS)	Trizec	Transelec	Total	O&Y

Cash and cash equivalents	$325	$75	$400	$—
Accounts receivable and other [1]	889	404	1,293	70
Goodwill	—	483	483	—
Property, plant and equipment	7,591	1,793	9,384	495
Non-recourse borrowings	(5,556)	(1,998)	(7,554)	(136)
Accounts payable and other liabilities [1]	(1,281)	(223)	(1,504)	(137)
Non-controlling interests in net assets	(1,474)	(215)	(1,689)	(146)
Preferred equity	(65)	—	(65)	—

	$429	$319	$748	$146

1	Includes intangibles subject to amortization

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(d) Cash and Cash Equivalents
Cash and cash equivalents include cash on hand, demand deposits and all highly liquid short-term investments with original maturities less than 90 days.
(e) Operating Assets
(i) Commercial Properties
Commercial properties held for investment are carried at cost less accumulated depreciation. Depreciation on buildings is provided during the year on a straight-line basis over the useful lives of the properties to a maximum of 60 years. Depreciation is determined with reference to the carried value, remaining estimated useful life and residual value of each rental property. Tenant improvements and re-leasing costs are deferred and amortized over the lives of the leases to which they relate.
Development properties consist of properties for which a major repositioning program is being conducted and properties which are under construction. These properties are recorded at cost, including pre-development expenditures.
EIC 140 and EIC 137 requires that when a company acquires real estate in either an asset acquisition or business combination, a portion of the purchase price should be allocated to the in-place leases to reflect the intangible amounts of leasing costs, above or below market tenant leases and land tenant relationship values, if any. These intangible costs are included in Accounts Receivable and Other or Accounts Payable and Other Liabilities and are amortized over their respective lease terms.
(ii) Residential Properties
Homes and other properties held for sale, which include properties subject to sale agreements, are recorded at the lower of cost and estimated fair value. Income received relating to homes and other properties held for sale is applied against the carried value of these properties. Costs are allocated to the saleable acreage of each project or subdivision in proportion to the anticipated revenue.
(iii) Power Generation
Power generating facilities are recorded at cost, less accumulated depreciation. Depreciation on power generating facilities and equipment is provided at various rates on a straight-line basis over the estimated service lives of the assets, which are up to 60 years for hydroelectric generation assets.
Power generating facilities under development are recorded at cost, including pre-development expenditures, unless impairment is identified requiring a write-down to estimated fair value.
(iv) Timberlands
Timber assets are carried at cost, less accumulated depletion. Depletion of timber assets is determined based on the number of cubic metres of timber harvested annually at a fixed rate.
(v) Transmission Infrastructure
Transmission assets are carried at cost, less accumulated depreciation. Depreciation on transmission and distribution facilities is provided at various rates on a straight-line basis over the estimated service lives of the assets, which is up to 40 years.
(vi) Financial Assets, Investments and Securities
Investments in securities that are not an active component of the company’s asset management operations are classified as Financial Assets. Investments in securities that are deployed in the company’s operations are classified as Securities. Investments in securities that are accounted for under the equity method are classified as Investments.
Loans and notes receivable are carried at the lower of cost and estimated net realizable value calculated based on expected future cash flows, discounted at market rates for assets with similar terms and investment risks.

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Securities are carried at the lower of cost and their estimated net realizable value with any valuation adjustments charged to income. This policy considers the company’s intent to hold an investment through periods where quoted market values may not fully reflect the underlying value of that investment. Accordingly, there may be periods where the “fair value” or the “quoted market value” is less than cost. In these circumstances, the company reviews the relevant security to determine if it will recover its carrying value within a reasonable period of time and will reduce the carrying value, if necessary. The company also considers the degree to which estimation is incorporated into valuations and any potential impairment relative to the magnitude of the related portfolio. Securities held within the company’s trading portfolios, which are designated as trading securities at the time of acquisition, are recorded at fair value and any valuation adjustments charged to income.
In determining fair values, quoted market prices are used where available and, where not available, management estimates the amounts which could be recovered over time or through a transaction with knowledgeable and willing third parties under no compulsion to act.
Provisions are established in instances where, in the opinion of management, the repayment of loans or the realization of the carrying values of portfolio securities or portfolio investments has been impaired.
(f) Asset Impairment
For assets other than securities and loans and notes receivable, a write-down to estimated fair value is recognized if the estimated undiscounted future cash flows from an asset or group of assets is less than their carried value. The projections of future cash flows take into account the relevant operating plans and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market.
(g) Goodwill
Goodwill represents the excess of the price paid for the acquisition of a consolidated entity over the fair value of the net identifiable tangible and intangible assets acquired.
Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be an impairment. If the carrying value of a subsidiary, including the allocated goodwill, exceeds its fair value, goodwill impairment is measured as the excess of the carrying amount of the subsidiary’s allocated goodwill over the implied fair value of the goodwill, based on the fair value of the assets and liabilities of the subsidiary. Any goodwill impairment is charged to income in the period in which the impairment is identified.
(h) Accounts Receivable and Other
(i) Intangible Assets
Intangible assets with a finite life are amortized on a straight-line basis over their estimated useful lives, generally not exceeding 20 years, and are also tested for impairment when conditions exist which may indicate that the estimated future net cash flows from the asset will be insufficient to recover its carrying amount.
(ii) Inventory
Inventories include lumber and logs associated with the sawmills owned by subsidiaries of the company which are carried at the lower of average cost and net realizable value. Processing materials and supplies are valued at the lower of average cost and replacement cost.
(i) Revenue and Expense Recognition
(i) Asset Management Fee Income
Revenues from performance-based incentive fees are recorded on the accrual basis based upon the amount that would be due under the incentive fee formula at the end of the measurement period established by the contract where it is no longer subject to adjustment based on future events. In some cases this will require that the recognition of performance-based incentive fees be deferred to the end, or towards the end of the contract at which point the performance can be accurately measured.

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(ii) Commercial Property Operations
Revenue from a commercial property is recognized upon the earlier of attaining a break-even point in cash flow after debt servicing, or the expiration of a reasonable period of time following substantial completion, subject to the time limitation determined when the project is approved, but no later than one year following substantial completion. Prior to this, the property is categorized as a property under development, and related revenue is applied to reduce development costs.
The company has retained substantially all of the risks and benefits of ownership of its rental properties and therefore accounts for leases with its tenants as operating leases. The total amount of contractual rent to be received from operating leases is recognized on a straight-line basis over the term of the lease; a straight-line or free rent receivable, as applicable is recorded for the difference between the rental revenue recorded and the contractual amount received. Rental revenue includes percentage participating rents and recoveries of operating expenses, including property, capital and similar taxes. Percentage participating rents are recognized when tenants’ specified sales targets have been met. Operating expense recoveries are recognized in the period that recoverable costs are chargeable to tenants.
Revenue from commercial land sales is recognized at the time that the risks and rewards of ownership have been transferred, possession or title passes to the purchaser, all material conditions of the sales contract have been met, and a significant cash down payment or appropriate security is received.
(iii) Residential Property Operations
Revenue from residential land sales is recognized at the time that the risks and rewards of ownership have been transferred, possession or title passes to the purchaser, all material conditions of the sales contract have been met, and a significant cash down payment or appropriate security is received.
Revenue from the sale of homes is recognized when title passes to the purchaser upon closing and at which time all proceeds are received or collectibility is assured.
Revenue from the sale of condominium units is recognized by the percentage-of-completion method at the time that construction is beyond a preliminary stage, sufficient units are sold and all proceeds are collectible.
(iv) Power Generation
Revenue from the sale of electricity is recorded at the time power is provided based upon output delivered and capacity provided at rates as specified under contract terms or prevailing market rates.
(v) Timberlands
Revenue from timberlands is derived from the sale of logs and related products. The company recognizes sales to external customers when the product is shipped and title passes, and collectibility is reasonably assured.
(vi) Transmission Infrastructure
Revenue from transmission infrastructure assets is derived from the transmission and distribution of electricity to industrial and retail customers. Revenue is recognized at regulated rates when the electricity is delivered, and collectibility is reasonably assured.
(vii) Securities And Loans And Notes Receivable
Revenue from notes receivable, loans and securities, less a provision for uncollectible amounts, is recorded on the accrual basis.
(viii) Other
Gains on the exchange of assets which do not result from transactions of commercial substance are deferred until realized by sale. Gains resulting from the exercise of options and other participation rights are recognized when the securities acquired are sold.
The net proceeds recorded under reinsurance contracts are accounted for as deposits when a reasonable possibility that the company may realize a significant loss from the insurance risk does not exist.

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(j) Derivative Financial Instruments
The company and its subsidiaries selectively utilize derivative financial instruments primarily to manage financial risks, including interest rate, commodity and foreign exchange risks. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure and there is reasonable assurance that it will continue to be effective as hedge based on an expectation of offsetting cash flows or fair value. Realized and unrealized gains and losses on foreign exchange forward contracts and currency swaps designated as hedges of currency risks are included in the cumulative translation adjustment account when the currency risk relates to a net investment in a self-sustaining subsidiary and are otherwise included in income in the same period as when the underlying asset, liability or anticipated transaction affects income. The periodic exchanges of payments on interest rate swaps designated as hedges of debt are recorded on an accrual basis as an adjustment to interest expense. The periodic exchanges of payments on power generation commodity swaps designated as hedges are recorded on a settlement basis as an adjustment to power generation revenue. Premiums paid on options are initially recorded as assets and are amortized into earnings over the term of the option contract. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge or the hedging relationship is terminated. Once discontinued, the cumulative change in fair value of a derivative that was previously deferred by the application of hedge accounting is recognized in income over the remaining term of the original hedging relationship.
Derivative financial instruments that are not designated as hedges are carried at estimated fair values, and gains and losses arising from changes in fair values are recognized in the period the changes occur. Unrealized gains and losses on interest rate swaps carried to offset corresponding changes in the values of assets and cash flow streams that are not reflected in the consolidated financial statements at December 31, 2006 and 2005 are recorded in other provisions. Realized and unrealized gains and losses on equity derivatives used to offset the change in share prices in respect of vested Deferred Share Units and Restricted Share Appreciation Units are recorded together with the corresponding compensation expenses. Realized and unrealized gains on other derivatives not designated as hedges are recorded in investment and other income. Derivative financial instruments of a financing nature are recorded at fair value determined on a credit adjusted basis.
(k) Income Taxes
The company uses the asset and liability method whereby future income tax assets and liabilities are determined based on differences between the carrying amounts and tax bases of assets and liabilities, and measured using the tax rates and laws that will be in effect when the differences are expected to reverse.
(l) Other Items
(i) Capitalized Costs
Capitalized costs on assets under development and redevelopment include all expenditures incurred in connection with the acquisition, development and construction of the asset until it is available for its intended use. These expenditures consist of costs and interest on debt that is related to these assets. Ancillary income relating specifically to such assets during the development period is treated as a reduction of costs.
(ii) Pension Benefits and Employee Future Benefits
The costs of retirement benefits for defined benefit plans and post-employment benefits are recognized as the benefits are earned by employees. The company uses the accrued benefit method pro-rated on the length of service and management’s best estimate assumptions to value its pension and other retirement benefits. Assets are valued at fair value for purposes of calculating the expected return on plan assets. For defined contribution plans, the company expenses amounts as paid.
(iii) Liabilities and Equity
Financial instruments that must or could be settled by a variable number of our common shares upon their conversion by the holders as well as the related accrued distributions are classified as liabilities on our Consolidated Balance Sheets under the caption “Capital Securities” and are translated into U.S. dollars at period end rates. Dividends and yield distributions on these instruments are classified as Interest expense in our Consolidated Statements of Income.

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(iv) Asset Retirement Obligations
Obligations associated with the retirement of tangible long-lived assets are recorded as liabilities when those obligations are incurred, with the amount of the liabilities initially measured at fair value. These obligations are capitalized to the book value of the related long-lived assets and are depreciated over the useful life of the related asset.
(v) Stock-Based Compensation
The company and most of its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options is determined based on the fair value at the grant date using an option pricing model and charged to income over the vesting period. The company’s publicly traded U.S. and Brazilian home building subsidiaries record the liability and expense of stock options based on their intrinsic value using variable plan accounting, reflecting differences in how these plans operate. Under this method, vested options are revalued each reporting period, and any change in value is included in earnings.
(m) Changes in Accounting Policies Adopted During 2006
Effective January 1, 2006 the company adopted the following new accounting policies, none of which individually or collectively had a material impact on the consolidated financial statements of the company, unless otherwise noted. These changes were the result of changes to the Canadian Institute of Chartered Accountants (“CICA”) Handbook, Accounting Guidelines (“AcG”) and Emerging Issues Committee Abstracts (“EIC”).
(i) Implicit Variable Interests
On January 1, 2006, the company adopted CICA Emerging Issues Committee Abstract No. 157, Implicit Variable Interests under AcG-15 (EIC-157). This EIC clarifies that implicit variable interests are implied financial interests in an entity that change with the fair value of the entity’s net assets exclusive of variable interests. An implicit variable interest is similar to an explicit variable interest except that it involves absorbing and/or receiving variability indirectly from the entity. The identification of an implicit variable interest is a matter of judgement that depends on the relevant facts and circumstances. The implementation of this EIC did not have a material impact on our consolidated financial position or results of operations.
(ii) Stock-Based Compensation
On July 6, 2006, the Emerging Issues Committee (EIC) issued Abstract No. 162, Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date (EIC-162). This EIC clarifies that the compensation cost attributable to options and awards granted to employees who are eligible to retire or will become eligible to retire during the vesting period should be recognized immediately if the employee is eligible to retire on the grant date or over the period between the grant date to the date the employee becomes eligible to retire. This EIC became effective for us on January 1, 2006, and requires retroactive application to all stock-based compensation awards accounted for in accordance with the CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments (CICA 3870). The implementation of this EIC did not have a material impact on our consolidated financial position or results of operations.
(n) Future Changes in Accounting Policies
In 2005, the CICA issued four new accounting standards: Handbook Section 1530, Comprehensive Income (Section 1530), Handbook Section 3855, Financial Instruments – Recognition and Measurement (Section 3855), Handbook Section 3865, Hedges (Section 3865) and Handbook Section 3861, Financial Instruments – Disclosure and Presentation (Section 3861), which provides disclosure and presentation requirements related to the aforementioned standards. These new standards became effective for the company on January 1, 2007.
Comprehensive Income
Section 1530 introduces Comprehensive Income and represents changes in Shareholders’ Equity during a period arising from transactions and other events with non-owner sources. Other comprehensive income (OCI) includes unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts net of hedging arising from self-sustaining foreign operations, and changes in the fair value of the effective portion of cash flow hedging instruments.

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The Consolidated Financial Statements will include a Consolidated Statements of Comprehensive Income while the cumulative amount, Accumulated Other Comprehensive Income (AOCI), will be presented as a new category of Shareholders’ Equity in the Consolidated Balance Sheets.
Financial Instruments – Recognition and Measurement
Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It requires that financial assets and financial liabilities including derivatives be recognized on the balance sheet when we become a party to the contractual provisions of the financial instrument or a non-financial derivative contract. All financial instruments should be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other liabilities.
Financial assets and financial liabilities held-for-trading will be measured at fair value with gains and losses recognized in Net income. Available-for-sale financial assets will be measured at fair value with unrealized gains and losses including changes in foreign exchange rates being recognized in OCI. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading will be measured at amortized cost using the effective interest method of amortization. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market will be measured at cost.
Derivative instruments must be recorded on the balance sheet at fair value including those derivatives that are embedded in financial instrument or other contracts but are not closely related to the host financial instrument or contract. Changes in the fair values of derivative instruments will be recognized in Net income, except for derivatives that are designated as cash flow hedges, the fair value change for which will be recognized in OCI.
Section 3855 permits an entity to designate any financial instrument as held-for-trading on initial recognition or adoption of the standard, even if that instrument would not otherwise satisfy the definition of held-for-trading set out in Section 3855. Instruments that are classified as held-for-trading by way of this “fair value option” must have reliably measurable fair values.
Other significant accounting implications arising on adoption of Section 3855 include the initial recognition of certain financial guarantees at fair value on the balance sheet and the use of the effective interest method of amortization for any transaction costs or fees, premiums or discounts earned or incurred for financial instruments measured at amortized cost.
Hedges
Section 3865 specifies the criteria under which hedge accounting can be applied and how hedge accounting should be executed for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation. In a fair value hedging relationship, the carrying value of the hedged item will be adjusted by gains or losses attributable to the hedged risk and recognized in Net income. The changes in the fair value of the hedged item, to the extent that the hedging relationship is effective, will be offset by changes in the fair value of the hedging derivative. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative will be recognized in OCI. The ineffective portion will be recognized in Net income. The amounts recognized in AOCl will be reclassified to Net income in the periods in which net income is affected by the variability in the cash flows of the hedged item. In hedging a foreign currency exposure of a net investment in a self-sustaining foreign operation, the effective portion of foreign exchange gains and losses on the hedging instruments will be recognized in OCI and the ineffective portion is recognized in Net income.
For hedging relationships existing prior to adopting Section 3865 that are continued and qualify for hedge accounting under the new standard, the transition accounting is as follows: (1) Fair value hedges – any gain or loss on the hedging instrument is recognized in the opening balance of retained earnings on transition and the carrying amount of the hedged item is adjusted by the cumulative change in fair value that reflects the designated hedged risk and the adjustment is included in the opening balance of retained earnings on transition; (2) Cash flow hedges and hedge of a net investment in a self-sustaining foreign operation – any gain or loss on the hedging instrument that is determined to be the effective portion is recognized in AOCl and the ineffectiveness in the past periods is included in the opening balance of retained earnings on transition.

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Deferred gains or losses on the hedging instrument with respect to hedging relationships that were discontinued prior to the transition date but qualify for hedge accounting under the new standards will be recognized in the carrying amount of the hedged item and amortized to Net income over the remaining term of the hedged item for fair value hedges, and for cash flow hedges it will be recognized in AOCl and reclassified to Net income in the same period during which the hedged item affects Net income. However, for discontinued hedging relationships that do not qualify for hedge accounting under the new standards, the deferred gains and losses are recognized in the opening balance of retained earnings on transition.
Impact of adopting Sections 1530, 3855, 3861 and 3865
The transition adjustment attributable to the following will be recognized in the opening balance of retained earnings as at January 1, 2007: (i) financial instruments that we will classify as held-for-trading, which includes exchangeable debentures, and that were not previously recorded at fair value; (ii) the difference in the carrying amount of loans and deposits prior to January 1, 2007, and the carrying amount calculated using the effective interest rate from inception of the loan; (iii) the ineffective portion of cash flow hedges; (iv) deferred gains and losses on discontinued hedging relationships that do not qualify for hedge accounting under the new standards.
Adjustments arising due to remeasuring financial assets classified as available-for-sale and the effective portion of cash flow hedges will be recognized in the opening balance of AOCI.
Variability In Variable Interest Entities
On September 15, 2006, the EIC issued Abstract No. 163, Determining the Variability to be Considered in Applying AcG-15 (EIC-163). This EIC provides additional clarification on how to analyze and consolidate VIEs. EIC-163 will be effective for the company on April 1, 2007. However, the impact is not expected to be material to our consolidated financial position or results of operations.
2. FINANCIAL ASSETS

(MILLIONS)	2006	2005

Government bonds	$138	$59
Corporate bonds	937	916
Asset backed securities	16	69
Preferred shares	26	629
Common shares	548	498

Total	$1,665	$2,171

Financial assets represent financial resources which are currently not an active component of the company’s asset management operations (see Note 7). The fair value of financial assets as at December 31, 2006 was $2,106 million (2005 – $2,162 million). The portfolio includes $892 million (2005 – $1,517 million) fixed rate securities with an average yield of 4.9% (2005 – 5.7%) and $233 million (2005 – $41 million) of securities of affiliates, principally equity accounted investees. Revenue earned during the year from securities of affiliates amounted to $12 million (2005 – $18 million).
3. INVESTMENTS
Equity accounted investments include the following:

	Number of Shares		% of Investment		Book Value
(MILLIONS)	2006	2005	2006	2005	2006	2005

Norbord Inc.	54.4	53.8	38%	37%	$178	$199
Fraser Papers Inc.	14.4	13.4	49%	46%	141	197
Stelco Inc.	6.2	—	23%	—	44	—
Real Estate Finance Fund					139	199
Brazil Transmission					157	—
Other					116	—

Total					$775	$595

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The company completed the financial restructuring of Stelco at the end of the first quarter of 2006, resulting in the acquisition of a 23% equity interest. The company commenced recording its share of Stelco’s earnings in the third quarter of 2006 and reflects its share of Stelco’s earnings one quarter in arrears as the complete current quarter results are not available at the time of preparation of the company’s financial statements.
4. ACCOUNTS RECEIVABLE AND OTHER
Included in accounts receivable are executive share ownership plan loans receivable from executives of the company and consolidated subsidiaries of $8 million (2005 – $19 million).
(a) Prepaid Expenses and Other Assets
Prepaid expenses and other assets includes $853 million (2005 – $125 million) of intangible assets related to leases and tenant relationships allocated from the purchase price on the acquisition of commercial properties, net of depreciation and $706 million (2005 – $525 million) levelized receivables arising from straight-line revenue recognition for property rent and power sales contracts. During the year, the company acquired $259 million of intangible assets related to transmission infrastructure easements in Chile.
(b) Restricted Cash
Restricted cash relates primarily to commercial property and power generating financing arrangements including defeasement of debt obligations, debt service accounts and deposits held by the company’s insurance operations.
5. GOODWILL
During the year the company acquired a transmission company in Chile as described in note 1(c)(i) for $2.5 billion and recorded approximately $483 million of goodwill. In addition, the company recorded $27 million of goodwill resulting from the acquisition of hydroelectric generation stations in 2006.
6. PROPERTY, PLANT AND EQUIPMENT

(MILLIONS)	Note	2006	2005

Property	(a)	$20,214	$10,874
Power generation	(b)	4,309	3,568
Timberlands	(c)	1,011	888
Transmission infrastructure	(d)	1,929	130
Other plant and equipment	(e)	619	316

Total		$28,082	$15,776

(a) Property

(MILLIONS)	Note	2006	2005

Commercial properties	(i)	$17,091	$8,688
Residential properties	(ii)	1,444	1,205
Development properties	(iii)	1,679	942
Property services		—	39

Total		$20,214	$10,874

(i) Commercial Properties

(MILLIONS)	2006	2005

Commercial properties	$17,991	$9,485
Less: accumulated depreciation	900	797

Total	$17,091	$8,688

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Commercial properties carried at a net book value of approximately $3,793 million (2005 – $3,545 million) are situated on land held under leases or other agreements largely expiring after the year 2099. Minimum rental payments on land leases are approximately $30 million (2005 – $22 million) annually for the next five years and $1,240 million (2005 – $959 million) in total on an undiscounted basis.
Construction costs of $1 million (2005 – $18 million) were capitalized to the commercial property portfolio for properties undergoing redevelopment in 2006.
(ii) Residential Properties
Residential properties include infrastructure, land and construction in progress for single family homes and condominiums.
(iii) Development Properties

(MILLIONS)	2006	2005

Commercial development properties	$751	$452
Residential lots – owned	676	264
– optioned	95	62
Rural development properties	157	164

Total	$1,679	$942

Development properties include commercial development land and density rights, residential land owned and under option and rural lands held for future development in agricultural or residential purposes.
During 2006, the company capitalized construction and related costs of $66 million (2005 – $17 million) and interest costs of $24 million (2005 – $15 million) to its commercial development sites, and interest costs of $72 million (2005 – $38 million) to its residential land operations.
(b) Power Generation

(MILLIONS)	2006	2005

Hydroelectric power facilities	$4,351	$3,830
Other power facilities	592	212

	4,943	4,042
Less: accumulated depreciation	694	582

	4,249	3,460
Generating facilities under development	60	108

Total	$4,309	$3,568

Generation assets includes the cost of the company’s approximately 140 hydroelectric generating stations, wind energy, pumped storage and two gas-fired cogeneration facilities. The company’s hydroelectric power facilities operate under various agreements for water rights which extend to or are renewable over terms through the years 2007 to 2044.
(c) Timberlands

(MILLIONS)	2006	2005

Timberlands	$1,022	$894
Other property, plant and equipment	30	11

	1,052	905
Less: accumulated depletion and amortization	41	17

Total	$1,011	$888

The carrying value of timberlands includes the cost of the company’s 1.8 million acres of timber in eastern and western North America and Brazil.

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(d) Transmission Infrastructure

(MILLIONS)	2006	2005

Transmission lines and infrastructure	$1,422	$126
Other property, plant and equipment	603	65

	2,025	191
Less: accumulated depreciation	96	61

Total	$1,929	$130

The company’s infrastructure assets are comprised of power transmission and distribution networks which are operated under a regulated rate base arrangement that is applied to the company’s invested capital.
(e) Other Plant and Equipment
Other plant and equipment includes capital assets of $619 million (2005 – $316 million) associated primarily with the company’s investments in Western Forest Products and Katahdin Paper.
7. SECURITIES

(MILLIONS)	2006	2005

Government bonds	$375	$930
Corporate bonds	693	480
Asset backed securities	392	195
Common shares	69	197
Canary Wharf Group common shares	182	267

Total	$1,711	$2,069

Securities represent holdings that are actively deployed in the company’s financial operations and include $1,529 million (2005 – $1,570 million) owned through the company’s Insurance operations, as described in Note 16(g).
Securities are carried at the lower of cost and their net realizable value. The fair value of securities at December 31, 2006 was $2,256 million (2005 – $2,220 million). During 2006, the company received dividends of $87 million from Canary Wharf Group (2005 – $183 million) of which $87 million (2005 – $183 million) were accounted for as a return of investment.
Corporate bonds include fixed rate securities totalling $660 million (2005 – $284 million) with an average yield of 5.3% (2005 – 5.5%) and an average maturity of approximately five years. Government bonds and asset backed securities include predominantly fixed rate securities.
8. LOANS AND NOTES RECEIVABLE
Loans and notes receivable include corporate loans, bridge loans and other loans, either advanced directly or acquired in the secondary market.
The fair value of the company’s loans and notes receivable at December 31, 2006 and 2005 approximated their carrying value based on expected future cash flows, discounted at market rates for assets with similar terms and investment risks.
The loans and notes receivable mature over the next five years (2005 – three years), with an average maturity of approximately three years (2005 – one year) and include fixed rate loans totalling $12 million (2005 – $39 million) with an average yield of 7.0% (2005 – 5.8%).

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9. NON-RECOURSE BORROWINGS
(a) Property-Specific Mortgages
Principal repayments on property-specific mortgages due over the next five years and thereafter are as follows:

				Transmission	Total
(MILLIONS)	Commercial Properties	Power Generation	Timberlands	Infrastructure	Annual Repayments

2007	$870	$296	$—	$211	$1,377
2008	962	57	—	—	1,019
2009	1,069	124	36	—	1,229
2010	356	63	—	—	419
2011	4,976	78	32	465	5,551
Thereafter	4,237	2,086	410	820	7,553

Total – 2006	$12,470	$2,704	$478	$1,496	$17,148

Total – 2005	$5,881	$2,365	$410	$100	$8,756

Property-specific mortgages include $2,667 million (2005 – $2,247 million) repayable in Canadian dollars equivalent to C$3,120 million (2005 – C$2,606 million); $91 million (2005 – $194 million) in Brazilian reais equivalent to R$195 million (2005 – R$454 million); $459 million (2005 – $404 million) in British pounds equivalent to £234 million (2005 – £234 million); and $782 million (2005 – $nil) in Chilean pesos equivalent to CLP$416 billion (2005 – CLP$nil). The weighted average interest rate at December 31, 2006 was 6.8% (2005 – 6.9%).
(b) Subsidiary Borrowings
Principal repayments on subsidiary borrowings over the next five years and thereafter are as follows:

	Commercial	Residential	Power		Transmission
(MILLIONS)	Properties	Properties	Generation	Timberlands	Infrastructure	Other	Total

2007	$—	$457	$—	$3	$—	$135	$595
2008	—	416	—	1	—	45	462
2009	—	125	385	1	—	11	522
2010	—	4	—	1	—	98	103
2011	—	5	—	1	—	171	177
Thereafter	803	104	299	—	589	499	2,294

Total – 2006	$803	$1,111	$684	$7	$589	$959	$4,153

Total – 2005	$—	$1,137	$474	$37	$—	$862	$2,510

The fair value of property-specific mortgages and subsidiary borrowings exceeds the company’s carrying values by $184 million (2005 – $284 million), determined by way of discounted cash flows using market rates adjusted for credit spreads applicable to the debt.
Subsidiary borrowings include $1,149 million (2005 – $805 million) repayable in Canadian dollars equivalent to C$1,344 million (2005 – C$934 million); $7 million (2005 – $13 million) in Brazilian reais equivalent to R$15 million (2005 – R$30 million); $7 million (2005 – $nil) in British pounds equivalent to $4 million (2005 – $nil); and $30 million in European euros equivalent to €23 million (2005 – €nil). The weighted average interest rate at December 31, 2006 was 8.4% (2005 – 6.9%).
Commercial property and transmission infrastructure debt represent amounts invested by investment partners in the form of debt capital in entities that are required to be consolidated into the company’s accounts.
Residential properties debt represents amounts drawn under construction financing facilities which are typically established on a project by project basis. Amounts drawn are repaid from the proceeds on the sale of building lots, single family homes and condominiums and redrawn to finance the construction of new homes.

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Subsidiary borrowings include obligations pursuant to financial instruments which are recorded as liabilities. These amounts include $497 million (2005 – $434 million) of subsidiary obligations relating to the company’s international operations subject to credit rating provisions, which are supported by corporate guarantees.
10. CORPORATE BORROWINGS

(MILLIONS)	Market	Maturity	Annual Rate	Currency	2006	2005

Term debt	Public – Canadian	December 1, 2006	8.35%	C$	$—	$108
	Public – Canadian	June 1, 2007	7.25%	C$	107	108
	Public – U.S.	December 12, 2008	8.13%	US$	300	300
	Public – U.S.	March 1, 2010	5.75%	US$	200	200
	Public – U.S.	June 15, 2012	7.13%	US$	350	350
	Private – Canadian	July 16, 2021	5.50%	C$	43	43
	Public – U.S.	March 1, 2033	7.38%	US$	250	250
	Public – Canadian	June 14, 2035	5.95%	C$	256	258
	Private – Canadian	March 27, 2007	11.75%	C$	1	3

Total					$1,507	$1,620

Term debt borrowings have a weighted average interest rate of 7.2% (2005 – 7.1%), and include $407 million (2005 – $520 million) repayable in Canadian dollars equivalent to C$476 million (2005 – C$603 million).
Commercial paper and bank borrowings is principally commercial paper issued by the company. Commercial paper obligations are backed by the company’s bank credit facilities, which are in the form of a four year revolving term facility. The company had no corporate borrowings outstanding by way of commercial paper or bank borrowings as at December 31, 2006.
The fair value of corporate borrowings at December 31, 2006 exceeds the company’s carrying values by $74 million (2005 – $113 million), determined by way of discounted cash flows using market rates adjusted for the company’s credit spreads.
11. ACCOUNTS PAYABLE AND OTHER LIABILITIES

(MILLIONS)	Note	2006	2005

Accounts payable	(a)	$3,099	$2,707
Other liabilities	(b)	2,810	1,629
Future income tax liability	19	436	14
Exchangeable debentures	(c)	152	211

Total		$6,497	$4,561

(a) Accounts Payable
Accounts payable include $1,473 million (2005 – $1,376 million) of insurance deposits, claims and other liabilities incurred by the company’s insurance subsidiaries.
(b) Other Liabilities
Other liabilities include intangible liabilities of $919 million (2005 – $126 million) such as amounts recorded in respect of below-market tenant leases and above-market ground leases assumed on acquisitions. Other liabilities also include the fair value of the company’s obligations to deliver securities it did not own at the time of sale and obligations pursuant to financial instruments recorded as liabilities.
(c) Exchangeable Debentures
A subsidiary of the company issued debentures that are exchangeable for and secured by 20 million common shares of Norbord and mature on September 30, 2029. The carrying value of the debentures is adjusted to reflect the market value of the underlying Norbord shares, which at December 31, 2006 was $152 million, and any change in value is recorded in income.

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12. CAPITAL SECURITIES
The company has the following capital securities outstanding:

(MILLIONS)	Note	2006	2005

Corporate preferred shares and preferred securities	(a)	$663	$669
Subsidiary preferred shares	(b)	922	929

Total		$1,585	$1,598

(a) Corporate Preferred Shares and Preferred Securities

			Cumulative
	Shares		Distribution
(MILLIONS)	Outstanding	Description	Rate	Currency	2006	2005

Class A Preferred Shares	10,000,000	Series 10	5.75%	C$	$214	$215
	4,032,401	Series 11	5.50%	C$	86	87
	7,000,000	Series 12	5.40%	C$	149	151
Preferred securities	5,000,000	Due 2050	8.35%	C$	107	108
	5,000,000	Due 2051	8.30%	C$	107	108

Total					$663	$669

Subject to approval of the Toronto Stock Exchange, the Series 10, 11 and 12 shares, unless redeemed by the company for cash, are convertible into Class A common shares at a price equal to the greater of 95% of the market price at the time of conversion and C$2.00, at the option of both the company and the holder, at any time after the following dates:

	Earliest Permitted	Company’s	Holder’s
Class A Preferred Shares	Redemption Date	Conversion Option	Conversion

Series 10	September 30, 2008	September 30, 2008	March 31, 2012
Series 11	June 30, 2009	June 30, 2009	December 31, 2013
Series 12	March 31, 2014	March 31, 2014	March 31, 2018

The preferred securities are subordinated and unsecured. The company may redeem the preferred securities in whole or in part five years after the date of issue at a redemption price equal to 100% of the principal amount of the preferred securities plus accrued and unpaid distributions thereon to the date of such redemption. The company may elect to defer interest payments on the preferred securities for periods of up to five years and may settle deferred interest and principal payments by way of cash or the delivery to a trustee for sale of sufficient preferred shares or common shares of the company.
The company redeemed the 8.35% preferred securities on January 2, 2007.
(b) Subsidiary Preferred Shares

	Shares		Cumulative
(MILLIONS)	Outstanding	Description	Dividend Rate	Currency	2006	2005

Class AAA Preferred Shares	8,000,000	Series F	6.00%	C$	$171	$172
	4,400,000	Series G	5.25%	US$	110	110
	8,000,000	Series H	5.75%	C$	171	173
	8,000,000	Series I	5.20%	C$	171	172
	8,000,000	Series J	5.00%	C$	171	172
	6,000,000	Series K	5.20%	C$	128	130

Total					$922	$929

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The subsidiary preferred shares are redeemable at the option of both the company and the holder, at any time after the following dates:

	Earliest Permitted	Company’s	Holder’s
Class AAA Preferred Shares	Redemption Date	Conversion Option	Conversion Option

Series F	September 30, 2009	September 30, 2009	March 31, 2013
Series G	June 30, 2011	June 30, 2011	September 30, 2015
Series H	December 31, 2011	December 31, 2011	December 31, 2015
Series I	December 31, 2008	December 31, 2008	December 31, 2010
Series J	June 30, 2010	June 30, 2010	December 31, 2014
Series K	December 31, 2012	December 31, 2012	December 31, 2016

13. NON-CONTROLLING INTERESTS IN NET ASSETS
Non-controlling interests in net assets represent the common and preferred equity in consolidated entities that is owned by other shareholders.

(MILLIONS)	2006	2005

Common equity	$3,538	$1,809
Preferred equity	196	175

Total	$3,734	$1,984

14. PREFERRED EQUITY
Preferred equity represents perpetual preferred shares.

			Issued and Outstanding
(MILLIONS)	Rate	Term	2006	2005	2006	2005

Class A Preferred Shares
Series 2	70% P	Perpetual	10,465,100	10,465,100	$169	$169
Series 4	70% P/8.5%	Perpetual	2,800,000	2,800,000	45	45
Series 8	Variable up to P	Perpetual	1,805,948	1,049,792	29	17
Series 9	4.35%[1]	Perpetual	2,194,052	2,950,208	35	47
Series 13	70% P	Perpetual	9,297,700	9,297,700	195	195
Series 15	B.A. + 40 b.p. [2]	Perpetual	2,000,000	2,000,000	42	42
Series 17	4.75%	Perpetual	8,000,000	—	174	—

Total					$689	$515

1	Rate was reset from 5.63% per annum in October 2006

2	Rate determined in a quarterly auction

P – Prime Rate B.A. – Banker’s Acceptance Rate b.p. – Basis Points
The company is authorized to issue an unlimited number of Class A preferred shares and an unlimited number of Class AA preferred shares, issuable in series. No Class AA preferred shares have been issued.
The Class A preferred shares have preference over the Class AA preferred shares, which in turn are entitled to preference over the Class A and Class B common shares on the declaration of dividends and other distributions to shareholders. All series of the outstanding preferred shares have a par value of C$25 per share, except the Class A.
On November 20, 2006, the company issued 8,000,000 Series 17, 4.75% preferred shares for cash proceeds of C$200 million by way of a public offering.
During 2005, the company redeemed all of the outstanding Class A, Series 3 preferred shares.

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15. COMMON EQUITY
The company is authorized to issue an unlimited number of Class A Limited Voting Shares (“Class A common shares”) and 85,120 Class B Limited Voting Shares (“Class B common shares”), together referred to as common shares.
The company’s common shareholders’ equity is comprised of the following:

(MILLIONS)	2006	2005[1]

Class A and B common shares	$1,215	$1,199
Retained earnings	4,222	3,321
Cumulative translation adjustment	(42)	(6)

Common equity	$5,395	$4,514

NUMBER OF SHARES
Class A common shares	387,792,166	386,296,232
Class B common shares	85,120	85,120

	387,877,286	386,381,352
Unexercised options	19,327,855	18,919,480

Total diluted common shares	407,205,141	405,300,832

1	Prior year has been restated to reflect three-for-two stock split on April 27, 2006
The company had previously issued Series I and II Convertible Notes. Any Convertible Notes which were not previously converted were redeemed in 2005.
(a) Class A and Class B Common Shares
The company’s Class A common shares and its Class B common shares are each, as a separate class, entitled to elect one-half of the company’s Board of Directors. Shareholder approvals for matters other than for the election of directors must be received from the holders of the company’s Class A common shares as well as the Class B common shares, each voting as a separate class.
During 2006 and 2005, the number of issued and outstanding common shares changed as follows:

(MILLIONS)	2006	2005[1]

Outstanding at beginning of year	386,381,352	388,058,733
Shares issued (repurchased):
Dividend reinvestment plan	52,839	72,534
Management share option plan	1,614,438	2,314,320
Conversion of debentures and other	—	1,903,683
Fractional shares cancelled in relation to stock split	(3,393)	—
Repurchases	(167,950)	(5,967,918)

Outstanding at end of year	387,877,286	386,381,352

1	Prior year has been restated to reflect three-for-two stock split on April 27, 2006
In 2006, the company repurchased 167,950 (2005 – 5,967,918) Class A common shares at a cost of $8 million (2005 – $162 million). Proceeds from the issuance of common shares pursuant to the company’s dividend reinvestment plan and management share option plan (“MSOP”), totalled $18 million (2004 – $21 million).
(b) Earnings Per Share
The components of basic and diluted earnings per share are summarized in the following table:

(MILLIONS)	2006	2005[1]

Net income	$1,170	$1,662
Preferred share dividends	(35)	(35)

Net income available for common shareholders	$1,135	$1,627

Weighted average outstanding common shares	386.9	389.4
Dilutive effect of the conversion of notes and options using treasury stock method	11.7	9.6

Common shares and common share equivalents	398.6	399.0

1	Prior year has been restated to reflect three-for-two stock split on April 27, 2006

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The holders of Class A common shares and Class B common shares rank on parity with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs. With respect to the Class A and Class B common shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of common stock, as both classes of common stock share equally, on a pro rata basis in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of common stock is diluted.
(c) Stock-Based Compensation
Options issued under the company’s MSOP typically vest proportionately over five years and expire 10 years after the grant date. The exercise price is equal to the market price at the grant date. During 2006, the company granted 2,204,275 (2005 – 4,041,225) options with an average exercise price of C$41.04 (2005 – C$30.83) per share. The cost of the options granted was determined using the Black-Scholes model of valuation, assuming a 7.5 year term to exercise (2005 – 7.5 year), 17% volatility (2005 – 12%), a weighted average expected dividend yield of 1.2% (2005 – 1.5%) annually and an interest rate of 3.9% (2005 – 3.9%). The cost of $18 million (2005 – $13 million) is charged to employee compensation expense on an equal basis over the five-year vesting period of the options granted.
The changes in the number of options during 2006 and 2005 were as follows:

	2006		2005[1]
	Number of	Weighted	Number of	Weighted
	Options	Average	Options	Average
	(000’s)	Exercise Price	(000’s)	Exercise Price

Outstanding at beginning of year	18,919	C$16.70	18,272	C$12.46
Granted	2,204	41.04	4,041	30.83
Exercised	(1,614)	10.90	(2,315)	10.19
Cancelled	(181)	26.54	(354)	17.89
Converted	—	—	(725)	8.89

Outstanding at end of year	19,328	C$19.87	18,919	C$16.70

Exercisable at end of year	11,281		10,190

1	Prior year has been restated to reflect three-for-two stock split on April 27, 2006.
At December 31, 2006, the following options to purchase Class A common shares were outstanding:

		Weighted	Number
Number Outstanding		Average	Exercisable
(000’s)	Exercise Price	Remaining Life	(000’s)

1,638	C$5.87 – C$8.53	3.0 yrs.	1,638
3,299	C$8.58 – C$12.84	3.9 yrs.	3,116
6,214	C$13.07 – C$18.43	3.9 yrs.	4,917
2,134	C$20.05 – C$24.95	7.1 yrs.	844
6,043	C$30.63 – C$45.33	8.5 yrs.	766

19,328			11,281

A Restricted Share Unit Plan is offered to executive officers and non-employee directors of the company. Under this plan, qualifying employees and directors receive varying percentages of their annual incentive bonus or directors fees in the form of Deferred Share Units (“DSUs”) and Restricted Share Appreciation Units (“RSAUs”). The DSUs and RSAUs vest over periods of up to five years, and DSUs accumulate additional DSUs at the same rate as dividends on common shares based on the market value of the common shares at the time of the dividend. Participants are not allowed to convert DSUs and RSAUs into cash until retirement or cessation of employment. The value of the DSUs, when converted to cash, will be equivalent to the market value of the common shares at the time the conversion takes place. The value of the RSAUs when converted into cash will be equivalent to the difference between the market price of equivalent numbers of common shares at the time the conversion takes place, and the market price on the date the RSAUs are granted. The company uses equity derivative contracts to offset its exposure to the change in share prices in respect of vested DSUs and RSAUs. The value of the vested and unvested DSUs and RSAUs as at December 31, 2006 was $335 million (2005 – $ 189 million), which is partially offset by $177 million (2005 – $52 million) receivable in respect of hedging arrangements.

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Employee compensation expense for these plans is charged against income over the vesting period of the DSUs and RSAUs. The amount payable by the company in respect of vested DSUs and RSAUs changes as a result of dividends and share price movements. All of the amounts attributable to changes in the amounts payable by the company are recorded as employee compensation expense in the period of the change, and for the year ended December 31, 2006, including those of operating subsidiaries, totalled $44 million (2005 – $66 million), net of the impact of hedging arrangements.
16. RISK MANAGEMENT AND DERIVATIVE FINANCIAL INSTRUMENTS
The company and its subsidiaries selectively use derivative financial instruments principally to manage risk. Management evaluates and monitors the credit risk of its derivative financial instruments and endeavours to minimize counterparty credit risk through collateral and other credit risk mitigation techniques. The credit risk of derivative financial instruments is limited to the replacement value of the instrument, and takes into account any replacement cost and future credit exposure. The replacement value or cost of interest rate swap contracts which form part of financing arrangements is calculated by way of discounted cash flows using market rates adjusted for credit spreads. The company endeavours to maintain a matched book of currencies and interest rates. However, unmatched positions are carried, on occasion, within predetermined exposure limits. These limits are reviewed on a regular basis and the company believes the exposures are manageable and not material in relation to its overall business operations.
The aggregate notional amount of the company’s derivative positions at the end of 2006 and 2005 are as follows:

(MILLIONS)	Note	Units	2006	2005

Foreign exchange	(a)	US$	2,334	1,450
Interest rates	(b)	US$	5,700	1,240
Credit default swaps	(c)	US$	2,338	797
Equity derivatives	(d)	US$	424	604
Commodity instruments (energy)	(e)	MWh	10.9	6.7

(a) Foreign Exchange
At December 31, 2006, the company held foreign exchange contracts with a notional amount of $1,469 million (2005 – $1,113 million) at an average exchange rate of $1.1622 (2005 – $1.280) to manage its Canadian dollar exposure. At December 31, 2006, the company held foreign exchange contracts with a notional amount of $238 million (2005 – $337 million) at an average exchange rate of $1.8981 (2005 – $1.784) to manage its British pounds exposure. The remaining foreign exchange contracts relate to the company’s Brazilian and Chilean operations.
Included in 2006 income are net losses on foreign currency balances amounting to $14 million (2005 – gain of $76 million) and included in the cumulative translation adjustment account are gains net of taxes in respect of foreign currency contracts entered into for hedging purposes amounting to $2 million (2005 – $11 million), which offset translation gains on the underlying net assets.
(b) Interest Rates
At December 31, 2006, the company held interest rate swap contracts having an aggregate notional amount of $1,414 million (2005 – $840 million) with a replacement cost in excess of that recorded in the company’s accounts of $1 million (2005 – replacement value of $13 million). These contracts expire over a 10-year period.
At December 31, 2006, the company’s subsidiaries held interest rate swap contracts having an aggregate notional amount of $466 million (2005 – $400 million). These interest rate swap contracts were comprised of contracts with a replacement cost in excess of that recorded in the company’s accounts of $4 million (2005 – $nil), and contracts with a replacement value in excess of that recorded in the company’s accounts of $2 million (2005 – $nil).
At December 31, 2006, the company’s subsidiaries held interest rate cap contracts with an aggregate notional amount of $3,820 million (2005 – $63 million). These contracts were comprised of contracts with a replacement cost in excess of that recorded in the company’s accounts of $nil (2005 – $nil) and a replacement value in excess of that recorded in the company’s accounts of $1 million (2005 – $nil).
c) Credit Default Swaps
As at December 31, 2006, the company held credit default swap contracts with an aggregate notional amount of $2,338 million 2005 – $797 million). Credit default swaps are contracts which are designed to compensate the purchaser for any change in value of an underlying reference asset, based on measurement in credit spreads, upon the occurrence of predetermined credit

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events. The company is entitled to receive payment in the event of a predetermined credit event for up to $2,275 million (2005 – $775 million) of the notional amount and could be required to make payment in respect of $22 million (2005 – $22 million) of the notional amount.
(d) Equity Derivatives
At December 31, 2006, the company and its subsidiaries held equity derivatives with a notional amount of $424 million (2005 – $604 million) recorded at an amount equal to replacement value. A portion of the notional amount represents a hedge of long-term compensation arrangements and the balance represents common equity positions established in connection with the company’s investment activities. The replacement values of these instruments were reflected in the company’s consolidated financial statements at year end.
(e) Commodity Instruments
The company has entered into energy derivative contracts primarily to hedge the sale of generated power. The company endeavours to link forward electricity sale derivatives to specific periods in which it expects to generate electricity for sale. As at December 31, 2006, the energy derivative contracts were comprised of contracts with a replacement cost in excess of that recorded in the company’s accounts of $69 million (2005 – $88 million), as well as contracts with a replacement value below that recorded in the company’s accounts of $73 million (2005 – $32 million), which represents a net receivable to the company of $4 million (2005 – $120 million).
(f) Commitments, Guarantees and Contingencies
The company and its subsidiaries are contingently liable with respect to litigation and claims that arise in the normal course of business.
In the normal course of business, the company and its subsidiaries enter into commitments which primarily support financing arrangements and power purchase agreements. At the end of 2006, the company and its subsidiaries had $1,074 million (2005 – $737 million) of such commitments outstanding. The company maintains credit facilities and other financial assets to fund these commitments.
The company has acquired $500 million of insurance for damage and business interruption costs sustained as a result of an act of terrorism. However, a terrorist act could have a material effect on the company’s assets to the extent damages exceed the coverage.
The company has reviewed its loan agreements and believes it is in compliance, in all material respects, with the contractual obligations therein.
The company, through its subsidiaries within the residential properties operations, is contingently liable for obligations of its associates in its development land joint ventures. In each case, all of the assets of the joint venture are available first for the purpose of satisfying these obligations, with the balance shared among the participants in accordance with predetermined joint venture arrangements.
In the normal course of operations, the company and its consolidated subsidiaries execute agreements that provide for indemnification and guarantees to third parties in transactions or dealings such as business dispositions, business acquisitions, sales of assets, provision of services, securitization agreements, and underwriting and agency agreements. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents the company from making a reasonable estimate of the maximum potential amount the company could be required to pay third parties, as in most cases the agreements do not specify a maximum amount, and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Neither the company nor its consolidated subsidiaries have made significant payments in the past nor do they expect at this time to make any significant payments under such indemnification agreements in the future.
(g) Insurance
The company conducts insurance operations as part of its asset management activities. As at December 31, 2006, the company held

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insurance assets of $609 million (2005 – $445 million) in respect of insurance contracts that are accounted for using the deposit method which were offset in each year by an equal amount of reserves and other liabilities. Net underwriting income earned on reinsurance operations was $19 million (2005 – $3 million) representing $675 million (2005 – $550 million) of premium and other revenues offset by $656 million (2005 – $547 million) of reserves and other expenses.
17. REVENUES LESS DIRECT OPERATING COSTS
Direct operating costs include all attributable expenses except interest, depreciation and amortization, non-controlling interest in income and tax expenses. The details are as follows:

	2006			2005
(MILLIONS)	Revenue	Expenses	Net	Revenue	Expenses	Net

Property operations	$3,790	$1,926	$1,864	$3,161	$1,951	$1,210
Power generation	893	273	620	800	331	469
Timberlands	303	196	107	135	95	40
Transmission infrastructure	152	33	119	35	11	24
Specialty funds	908	680	228	58	4	54

	$6,046	$3,108	$2,938	$4,189	$2,392	$1,797

18. NON-CONTROLLING INTERESTS IN INCOME
Non-controlling interests of others in income is segregated into the non-controlling share of income before certain items and their share of those items, which include depreciation and amortization, taxes and other provisions attributable to the non-controlling interest.

(MILLIONS)	2006	2005

Distributed as recurring dividends
Preferred	$4	$12
Common	143	109
Undistributed	17	113

Non-controlling interests in income	$164	$234

Non-controlling interests share of income prior to the following	468	386
Non-controlling interests share of depreciation and amortization, and future income taxes and other provisions	(304)	(152)

Non-controlling interests in income	$164	$234

19. INCOME TAXES

(MILLIONS)	2006	2005

Current	$142	$162
Future	203	265

Current and future tax expense	$345	$427

(MILLIONS)	2006	2005

Future income tax assets	$890	$910
Future income tax liabilities	(1,326)	(924)

Net future income tax assets / liabilities	$(436)	$(14)

The future income tax assets relate primarily to non-capital losses available to reduce taxable income which may arise in the future. The company and its Canadian subsidiaries have future income tax assets of $463 million (2005 – $493 million) that relate to non-capital losses which expire over the next 20 years, and $115 million (2005 – $47 million) that relate to capital losses which have no expiry date. The company’s U.S. subsidiaries have future income tax assets of $189 million (2005 – $188 million) that relate to net operating losses which expire over the next 20 years. The company’s international subsidiaries have future income tax assets of $123 million (2005 – $182 million) that relate to operating losses which generally have no expiry date. The amount of non-capital and capital losses and deductible temporary differences for which no future income tax assets have been recognized is approximately $1,721 million (2005 – $1,288 million). The future tax liabilities represent the cumulative amount of tax payable on the differences between the book values and the tax values of the company’s assets and liabilities at the rates expected to be

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effective at the time the differences are anticipated to reverse. The future tax liabilities relate primarily to differences between book values and tax values of property, plant and equipment due to different depreciation rates for accounting and tax purposes.
The following table reflects the company’s effective tax rate at December 31, 2006 and 2005:

	2006	2005

Statutory income tax rate	36%	37%
Increase (reduction) in rate resulting from
Dividends subject to tax prior to receipt by the company	(3)	(1)
Portion of gains not subject to tax	(12)	(11)
Lower income tax rates in other jurisdictions	(4)	(2)
Derecognition of future tax assets	3	—
Equity accounted earnings that have been tax effected by the investees	—	(2)
Other	1	1

Effective income tax rate	21%	22%

20. EQUITY ACCOUNTED INCOME
Equity accounted income (loss) includes the following:

(MILLIONS)	2006	2005

Norbord	$37	$87
Fraser Papers	(62)	(13)
Stelco Inc. [1]	(11)	—
Falconbridge [2]	—	145

Total	$(36)	$219

1	During 2006, the company acquired a 23% common equity interest in Stelco

2	During 2005, the company sold substantially all of its interest in Falconbridge
21. JOINT VENTURES
The following amounts represent the company’s proportionate interest in incorporated and unincorporated joint ventures that are reflected in the company’s accounts.

(MILLIONS)	2006	2005

Assets	$4,888	$2,947
Liabilities	2,769	1,857

Operating revenues	914	573
Operating expenses	554	279
Net income	223	109

Cash flows from operating activities	251	157
Cash flows from investing activities	(107)	(136)
Cash flows from financing activities	(98)	(76)

22. POST-EMPLOYMENT BENEFITS
The company offers pension and other post employment benefit plans to its employees. The company’s obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations. The benefit plan expense for 2006 was $5 million (2005 – $4 million). The discount rate used was 5% (2005 – 5%) with an increase in the rate of compensation of 4% (2005 – 4%) and an investment rate of 7% (2005 – 7%).

(MILLIONS)	2006	2005

Plan assets	$71	$65
Less accrued benefit obligation:
Defined benefit pension plan	(81)	(86)
Other post unemployment benefits	(16)	(19)

Net liability	(26)	(40)
Less: Unamortized transitional obligations and net actuarial losses	8	23

Accrued benefit liability	$(18)	$(17)

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23. SUPPLEMENTAL CASH FLOW INFORMATION

(MILLIONS)	2006	2005

Corporate borrowings
Issuances	$524	$283
Repayments	(634)	(362)

Net	$(110)	$(79)

Property-specific mortgages
Issuances	$6,386	$1,190
Repayments	(949)	(133)

Net	$5,437	$1,057

Other debt of subsidiaries
Issuances	$279	$467
Repayments	(246)	(366)

Net	$33	$101

Common shares
Issuances	$18	$21
Repayments	(8)	(162)

Net	$10	$(141)

Property
Proceeds of dispositions	$211	$159
Investments	(6,693)	(1,163)

Net	$(6,482)	$(1,004)

Securities
Securities sold	$3	$36
Securities purchased	(327)	(469)
Loans collected	399	291
Loans advanced	(795)	(81)

Net	$(720)	$(223)

Financial assets
Securities sold	$1,446	$649
Securities purchased	(750)	(682)

Net	$696	$(33)

Cash taxes paid were $147 million (2005 – $172 million) and are included in current income taxes. Cash interest paid totalled $1,101 million (2005 – $867 million). Capital expenditures in the company’s power generating operations were $40 million (2005 – $35 million), in property operations were $45 million (2005 – $40 million) and in transmission operations were $35 million (2005 – $nil).
24. DIFFERENCE FROM UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
Canadian generally accepted accounting principles (“Canadian GAAP”) differ in some respects from the principles that the company would follow if its consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
The effects of the accounting differences between Canadian GAAP and U.S. GAAP on the company’s balance sheet and statement of income, retained earnings and cash flow for the years then ended are quantified and described in this note.

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(a) Income Statement Differences
The differences in accounting principles between the company’s income statement and those prepared under U.S. GAAP are summarized in the following table:

(MILLIONS, EXCEPT PER SHARE AMOUNTS)	Note	2006	2005

Net income as reported under Canadian GAAP		$1,170	$1,662
Adjustments
Commercial property income	(i)	(14)	(17)
Residential property income	(ii)	(31)	(26)
Market value adjustments	(iii)	312	18
Foreign exchange and dividends on convertible preferred shares	(iv)	74	88
Equity accounted income	(v)	2	4
Falconbridge equity accounted income and gains	(vi)	—	41
Start-up costs and other	(vii)	2	2
Commercial property depreciation	(viii)	7	8
Deferred income taxes	(ix)	(5)	(37)

Net income under U.S. GAAP		1,517	1,743
Preferred share dividends		(35)	(35)
Convertible preferred share dividends	(iv)	(26)	(24)

Net income available to common shareholders under U.S. GAAP		$1,456	$1,684

Per share amounts under U.S. GAAP	(x)
Basic earnings per share		$3.76	$4.33
Diluted earnings per share		$3.65	$4.22

(i) Commercial Property Income
The company adopted straight-line recognition of rental revenue for all its properties from January 1, 2004 onward, thereby harmonizing this policy with U.S. GAAP. In 2006, the company recorded a decrease to commercial property income of $17 million (2005 – $15 million) to reflect the adjustment required if straight-line rental revenue had been recognized from the outset of the lease as opposed to January 1, 2004 onward. The recognition of lease termination income can differ between U.S. GAAP and Canadian GAAP, and resulted in an increase to commercial property income in 2006 of $3 million (2005 – decrease of $2 million).
(ii) Residential Property Income
The company’s revenue recognition policy for land sales requires, in part, that the significant risks and rewards of ownership have passed in certain jurisdictions to the purchaser prior to the recognition of revenue by the vendor. Land sales transactions substantially transfer the risks and rewards of ownership to the purchaser when both parties are bound to the terms of the sale agreement and possession passes to the purchaser. In certain instances, title may not have transferred. Transfer of title is a requirement for recognizing revenue under U.S. GAAP, whereas this is not required in all circumstances under Canadian GAAP. Accordingly, residential development income decreases by $31 million (2005 – $26 million) for U.S. GAAP purposes.
(iii) Market Value Adjustments
Under Canadian GAAP, the company generally records short-term investments at the lower of cost and net realizable value, with any unrealized losses in value included in the determination of net income. However, the company has identified certain distinct portfolios of securities which it has designated to be carried at fair value under Canadian GAAP. Under U.S. GAAP, all securities designated as trading are carried at market, with unrealized gains and losses included in the determination of net income.
Under Canadian GAAP, derivatives that qualify for hedge accounting are generally off balance sheet. Under U.S. GAAP, all derivative financial instruments are recognized in the financial statements and measured at fair value. Changes in the fair value of derivative financial instruments are recognized periodically in either income or shareholders’ equity (as a component of other comprehensive income), depending on whether the derivative is being used to hedge fair value or cash flows. For derivatives designated as cash flow hedges, the effective portions of the changes in fair value of the derivative are reported in other comprehensive income and are subsequently reclassified into net income when the hedged item affects net income. Changes in the fair value of derivative financial instruments that are not designated in a hedging relationship, as well as the portions of hedges that are ineffective, are recognized in income under U.S. GAAP.

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Market value adjustments for securities and derivative contracts carried at fair value for U.S. GAAP are as follows:

(MILLIONS)	2006	2005

Fair value adjustments to securities for U.S. GAAP	$12	$1
Derivative contracts recognized at fair value for U.S. GAAP	300	17

	$312	$18

The effects of accounting for derivatives, including derivatives embedded in convertible or exchangeable securities, in accordance with U.S. GAAP for the year ended December 31, 2006 resulted in an increase in assets of $312 million (2005 – $16 million), a increase in liabilities of $12 million (2005 – decrease in liabilities of $1 million), and an increase in net income of $300 million (2005 – $17 million) as outlined in the table above.
(iv) Foreign Exchange and Dividends on Convertible Preferred Shares
Canadian GAAP requires that the company’s preferred share obligations that could be settled with a variable number of the company’s common equity be classified as liabilities and corresponding distributions as interest expense for Canadian GAAP, whereas under U.S. GAAP, they are treated as equity and corresponding distributions as dividends. Under Canadian GAAP, these preferred share liabilities are converted into the company’s functional currency at current rates. Under U.S. GAAP, these preferred shares are treated as equity and are converted into the company’s functional currency at historical rates. As a result, the company has recorded the following adjustments for U.S. GAAP:

(MILLIONS)	2006	2005

Preferred share dividends classified as interest expense for Canadian GAAP	$78	$73
Revaluation of preferred shares at historical rates	(4)	15

	$74	$88

(v) Equity Accounted Income
Under U.S. GAAP, the company’s equity accounted income has been adjusted for differences in the accounting treatment by the investee as follows:

Accounting Treatment	Canadian GAAP	U.S. GAAP

Start-up costs	Defer and amortize	Expense as incurred
Pension accounting	Valuation allowance	No valuation allowance /
additional minimum liability
Derivative instruments and hedging	See Note 1 and Note 16	See Note 24(a)(iii)

Canadian GAAP requires recognition of a pension valuation allowance for an excess of the prepaid benefit expense over the expected future benefit. Changes in the pension valuation allowance are recognized in the consolidated statements of income. U.S. GAAP does not. Accordingly, the company’s equity accounted investees eliminate the effects of recognizing pension valuation allowances for these purposes.
(vi) Falconbridge
During 2005, the company sold substantially all of its interest in Falconbridge for proceeds of $2.7 billion. Under U.S. GAAP, the company’s carrying value of its investment in Falconbridge was $157 million lower than under Canadian GAAP due to U.S. GAAP adjustments in prior years. As a result, the gain on the disposition of the company’s interest in Falconbridge was increased by $41 million, and gains attributable market value adjustments and the reduction of other comprehensive income represented the remainder of the balance.
(vii) Start-up Costs and Other
Start-up costs and other has been adjusted for the differences between Canadian GAAP and U.S. GAAP and includes $20 million of income (2005 – $10 million) related to start-up costs which are deferred and amortized under Canadian GAAP and expensed under U.S. GAAP, and $18 million of income (2005 – $12 million of expense) related to differences from the company’s operations in Brazil, its insurance operations and non-controlling interests in the company’s property operations.

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Under Canadian GAAP, the company’s subordinated convertible notes are treated as equity and converted into the company’s functional currency at historic rates. Under U.S. GAAP, the subordinated convertible notes are recorded as indebtedness and converted into the company’s functional currency at current rates with the corresponding foreign exchange recorded as a charge to income of $4 million during 2005. The company redeemed all of its remaining subordinated convertible note obligations during 2005.
(viii) Commercial Property Depreciation
Straight-line depreciation was adopted by the company from January 1, 2004 onward which effectively harmonized Canadian GAAP with U.S. GAAP. In 2006, the company recorded an increase to U.S. GAAP net income of $7 million (2005 – $8 million) to reflect the adjustment required if straight-line depreciation had been recognized from the outset as opposed to January 1, 2004 onward.
(ix) Deferred Income Taxes
The change in deferred income taxes includes the tax effect of the income statement adjustments under U.S. GAAP. Also, under Canadian GAAP the tax rates applied to temporary differences and losses carried forward are those which are substantively enacted. Under U.S. GAAP, tax rates are applied to temporary differences and losses carried forward only when they are enacted. In 2006 there was no difference between the substantively enacted rates used under Canadian GAAP and the enacted rates used under U.S. GAAP.
(x) Per Share Amounts
The company’s current policy is to redeem the Preferred Shares Series 10, 11 and 12, through the payment of cash in the event that holders of the Preferred Shares exercise their conversion option. As a result, the impact of the conversion of these Preferred Shares has been excluded from the company’s diluted EPS calculation under U.S. GAAP. However, the company is not legally obliged to redeem these preferred shares for cash and reserves the right to settle the conversion option in Class A common shares.
(b) Comprehensive Income
U.S. GAAP requires a statement of comprehensive income which incorporates net income and certain changes in equity. Comprehensive income is as follows:

(MILLIONS)	Note	2006	2005

Net income under U.S. GAAP		$1,517	$1,743
Market value adjustments	(i)	244	(142)
Minimum pension liability adjustment	(ii)	10	(47)
Foreign currency translation adjustments	(iii)	37	15
Taxes on other comprehensive income		(81)	66

Comprehensive income		$1,727	$1,635

(i) Market Value Adjustments
Under Canadian GAAP, the company records investments other than specifically designated portfolios of securities at cost and writes them down when other than temporary impairment occurs. Under U.S. GAAP, these investments generally meet the definition of available-for-sale securities, which includes securities for which the company has no immediate plans to sell but which may be sold in the future, and are required to be carried at fair value based on quoted market prices. Changes in unrealized gains and losses and related income tax effects are recorded as other comprehensive income. Realized gains and losses, net of tax and declines in value judged to be other than temporary, are included in the determination of income.
Under Canadian GAAP, changes in the fair value of derivatives that are designated as cash flow hedges are not recognized in income. Under U.S. GAAP, changes in the fair value of the effective portions of such derivatives are reported in other comprehensive income whereas the offsetting changes in value of the future cash flows being hedged are not. The amounts recorded in other comprehensive income are subsequently reclassified into net income at the same time as the cash flows being hedged are recorded in net income.

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Market value adjustments in other comprehensive income in 2006 and 2005 are recorded on the balance sheet as follows:

(MILLIONS)	2006	2005

Available for sale securities	$42	$12
Derivative contracts designated as cash flow hedges	201	(156)
Equity accounted investments	1	2

	$244	$(142)

(ii) Minimum Pension Liability Adjustment
U.S. GAAP requires the excess of any unfunded accumulated benefit obligation (with certain other adjustments) to be reflected as an additional minimum pension liability in the consolidated balance sheet with an offsetting adjustment to intangible assets to the extent of unrecognized prior service costs, with the remainder recorded in other comprehensive income. The company has reflected the adjustment including its proportionate share of adjustments recorded by equity accounted investees and consolidated subsidiaries. At December 31, 2006, the company adopted SFAS 158, which requires employers to recognize the over funded or under funded status of a defined benefit post retirement plan as an asset or a liability. The transitional adjustment on adoption of this standard recorded in accumulated other comprehensive income at year end reflected an increase to the plan liability of $25 million net of tax. The standard impacts the company’s power operations, the consolidated accounts of the company’s restructuring investments and equity accounted investees.
(iii) Foreign Currency Translation Adjustments
Canadian GAAP provides that the carrying values of assets and liabilities denominated in foreign currencies that are held by self sustaining operations are revalued at current exchange rates and any change recorded in the company’s cumulative translation account. U.S. GAAP requires that the change in the cumulative translation adjustment account be recorded in other comprehensive income. The amount recorded by the company represents the change in the cumulative translation account. The resulting changes in the carrying values of assets which arise for foreign currency conversion are not necessarily reflective of changes in underlying value.
c) Balance Sheet Differences
The incorporation of the significant differences in accounting principles under Canadian GAAP and U.S. GAAP would result in the following presentation of the company’s balance sheet:

(MILLIONS)	Note	2006	2005

Assets
Cash and cash equivalents		$1,204	$951
Accounts receivable and other	(i)	6,460	4,285
Goodwill		669	164
Securities	(ii)	3,943	4,344
Loans and notes receivable		635	332
Property, plant and equipment	(iii)	27,563	15,292
Equity accounted investments	(iv)	712	552

Total assets under U.S. GAAP		$41,186	$25,920

Liabilities and shareholders’ equity
Non-recourse borrowings
Property-specific mortgages		$17,148	$8,756
Other debt of subsidiaries		4,389	2,764
Corporate borrowings		1,507	1,620
Accounts payable and other		6,421	4,358
Convertible and subordinated notes		214	216
Non-controlling interests		4,445	2,740
Preferred equity		1,022	847
Common equity	(v)	6,040	4,619

Total liabilities and equity under U.S. GAAP		$41,186	$25,920

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The significant difference in each category between Canadian GAAP and U.S. GAAP are as follows:
(i) Deferred Income Taxes
The deferred income tax asset (liability) under U.S. GAAP is included in accounts receivable (payable) and other and is calculated as follows:

(MILLIONS)	2006	2005

Tax assets related to operating and capital losses	$1,194	$1,074
Tax liabilities related to differences in tax and book basis	(944)	(658)
Valuation allowance	(304)	(164)

Deferred income tax asset (liability) under U.S. GAAP	$(54)	$252

(ii) Securities
Under Canadian GAAP, the company recorded its short-term investments at the lower of cost and net realizable value except for certain distinct portfolios of securities which it has designated to be carried at fair value and for which unrealized gains and losses in value are included in the determination of income. Under U.S. GAAP, trading securities as well as available-for-sale securities, which include substantially all of the company’s short-term investments, are carried at market.
Available for sale securities are accounted for as described in this note under (b)(i).

(MILLIONS)	2006	2005

Securities and financial assets under Canadian GAAP	$3,376	$4,240
Net unrealized gains (losses) for trading securities	370	(17)
Net unrealized gains on available-for-sale securities	197	121

Securities under U.S. GAAP	$3,943	$4,344

(iii) Joint Ventures
Under U.S. GAAP, proportionate consolidation of investments in joint ventures is generally not permitted. Under certain rules for foreign private issuers promulgated by the United States Securities and Exchange Commission (“SEC”), the company has continued to follow the proportionate consolidation method for investments that would otherwise be equity accounted under U.S. GAAP and meet certain other requirements. See also Note 21.
(iv) Equity Accounted Investments
The company’s equity accounted investments under U.S. GAAP include Norbord, Fraser Papers, Stelco and other real estate and business services and during 2005, Falconbridge. During 2005, the company disposed of its investment in Falconbridge. These investments have been adjusted to reflect the cumulative impact of calculating equity accounted earnings under U.S. GAAP.

(MILLIONS)	2006	2005

Investment under Canadian GAAP	$775	$595
Reclassification from securities and accounts receivable and other	24	—
Accumulated other comprehensive income (loss)	(76)	(134)
Retained earnings adjustment	(11)	91

Equity accounted investments under U.S. GAAP	$712	$552

(v) Common Equity

(MILLIONS)	2006	2005

Common equity under Canadian GAAP	$5,395	$4,514
Reclassification of Canadian GAAP cumulative translation adjustment to other comprehensive income	42	6
Common shares	13	8
Additional paid in capital	21	28
Cumulative adjustments to retained earnings under U.S. GAAP	382	61
Accumulated other comprehensive income	187	2

Common equity under U.S. GAAP	$6,040	$4,619

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As a result of the above adjustments, the components of common equity under U.S. GAAP are as follows:

(MILLIONS)	2006	2005

Common shares	$1,130	$1,207
Additional paid in capital	21	28
Accumulated other comprehensive income	187	2
Retained earnings	4,702	3,382

Common equity under U.S. GAAP	$6,040	$4,619

(d) Changes in Accounting Policies Adopted During 2006
(i) SFAS 123R, “Share-Based Payment”
Effective January 1, 2006, the company adopted SFAS 123R, “Share-Based Payment” (“SFAS 123R”), which establishes accounting standards for all transactions in which an entity exchanges its equity instruments for goods or services. SFAS 123R focusses primarily on accounting for transactions with employees, and carries forward without changing prior guidance for share-based payments for transactions with non-employees. There was no material impact resulting from the adoption of SFAS 123R.
SFAS 123R eliminated the intrinsic value measurement objective in APB Opinion 25 and generally requires the company to measure the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award on the date of the grant. The standard requires grant date fair value to be estimated using either an option-pricing model which is consistent with the terms of the award or a market observed price, if such price exists. Such cost must be recognized over the period during which an employee is required to provide service in exchange for the award. The standard also requires the company to estimate the number of instruments that will ultimately be issued, rather than accounting for forfeitures as they occur. The adoption of this standard did not have a material impact on the company.
(ii) SFAS 155, “Accounting for Certain Hybrid Financial Instruments”
Effective January 1, 2006, the company adopted SFAS 155, “Accounting for Certain Hybrid Financial Instruments”, which permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities.” There was no material impact resulting from the adoption of SFAS 155.
(iii) Staff Accounting Bulletin (“SAB”) No. 108”
In September 2006, the SEC issued SAB No. 108 (“SAB 108”), which addresses the process for considering the effects of prior year misstatements when quantifying misstatements in current year financial statements. SAB 108 expresses the SEC Staff’s views regarding the process of quantifying financial statement misstatements. The interpretations in SAB 108 intended to address diversity in practice in quantifying financial statement misstatements and the potential under current practice for the build-up of improper balance sheet amounts. The application of SAB 108 is effective for financial statements issued after November 15, 2006. The adoption of this standard did not have a material impact on the company.
(e) Future Accounting Policy Changes
(i) FASB Interpretation 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109”
As of January 1, 2007, the company will be required to adopt, for purposes of US GAAP, FASB Interpretation 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109.” This interpretation clarifies financial statement recognition and disclosure requirements for uncertain tax positions taken or expected to be taken in a tax return. Guidance is also provided on the derecognition of previously recognized tax benefits and the classification of tax liabilities on the balance sheet. The company is assessing the impact this interpretation will have on its consolidated financial statements.
(ii) SFAS 157, “Fair Value Measurements”
As of January 1, 2008, the company will be required to adopt, for purposes of US GAAP, SFAS 157, “Fair Value Measurements.” SFAS 157 provides a common definition of fair value, establishes a framework for measuring fair value under US GAAP and expands disclosures about fair value measurements. This statement applies when other accounting pronouncements require fair value measurements and does not require new fair value measurements. The company is assessing the impact this interpretation will have on its consolidated financial statements.

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(iii)	SFAS 159, ”The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115”
Effective January 1, 2008, the company will be required to adopt, for purposes of US GAAP, SFAS 159, “Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115”, which permits the company to measure financial instruments and at fair value, mitigating volatility caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The company is assessing the impact this interpretation will have on its consolidated financial statements.
(iv) SFAS 158, “Accounting for Defined Benefit Pension and Other Post Retirement Plans”
Effective January 1, 2006, the company adopted SFAS 158, “Accounting for Defined Benefit Pension and Other Post Retirement Plans” (“SFAS 158”), which requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in comprehensive income.
25. SEGMENTED INFORMATION
The company’s presentation of reportable segments is based on how management has organized the business in making operating and capital allocation decisions and assessing performance. The company has five reportable segments:
(a)	property operations, which are principally commercial office properties, residential development and home building operations, located primarily in major North American and Brazilian cities;

(b)	power generation operations, which are predominantly hydroelectric power generating facilities on river systems in North America and Brazil;

(c)	timberlands which are predominantly high quality private timberlands in North America and in Brazil;

(d)	infrastructure operations, which are predominantly electrical transmission and distribution systems located in northern Ontario and Chile; and

(e)
specialty funds, which include the company’s bridge lending, real estate finance and restructuring funds along with the company’s public securities operations and are managed for the company and for institutional partners.

Non-operating assets and related revenue, cash flow and income are presented as financial assets and other.
Revenue, net income and assets by reportable segments are as follows:

	2006			2005
		Net			Net
(MILLIONS)	Revenue	Income	Assets	Revenue	Income	Assets

Property	$3,355	$396	$22,144	$3,272	251	$11,859
Power generation	893	228	5,390	792	140	4,752
Timberlands	281	48	1,190	141	12	1,057
Transmission infrastructure	138	8	3,143	35	8	156
Specialty funds	943	173	1,797	106	73	499
Unallocated	1,287	317	7,044	874	1,178	7,735

Net income	$6,897	$1,170	$40,708	$5,220	$1,662	$26,058

Revenue and assets by geographic segments are as follows:

	2006		2005
(MILLIONS)	Revenue	Assets	Revenue	Assets

United States	$2,699	$23,618	$3,484	$12,633
Canada	3,322	10,111	1,287	9,463
International	876	6,979	449	3,962

Revenue / Assets	$6,897	$40,708	$5,220	$26,058

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Five Year Financial Review

AS AT AND FOR THE YEARS ENDED DECEMBER 31
(MILLIONS, EXCEPT PER SHARE AMOUNTS; UNAUDITED)	2006		2005		2004		2003		2002

Per Common Share (fully diluted)
Book value		$14.06		$11.81		$8.51		$7.49		$6.60
Cash flow from operations		4.43		2.19		1.55		1.43		1.05
Cash return on book equity		34%		21%		19%		18%		16%
Net income		2.85		4.08		1.35		0.52		0.09
Market trading price – NYSE		$48.18		$33.55		$24.01		$13.57		$9.11
Market trading price – TSX	C$	56.36	C$	39.07	C$	28.77	C$	17.66	C$	14.11
Dividends paid		$0.58		$0.39		$0.36		$0.33		$0.29
Common shares outstanding
Basic		387.9		386.4		388.1		384.2		391.8
Diluted		407.2		405.3		407.6		407.0		413.9
Total (millions)
Total assets under management		$71,121		$49,700		$27,146		$23,108		$19,000
Consolidated balance sheet assets		40,708		26,058		20,007		16,309		14,422
Non-recourse borrowings
Property-specific mortgages		17,148		8,756		6,045		4,881		4,992
Other debt of subsidiaries		4,153		2,510		2,373		2,075		1,867
Corporate borrowings		1,507		1,620		1,675		1,213		1,035
Common equity		5,395		4,514		3,277		2,898		2,625
Revenues		6,897		5,220		3,867		3,370		3,064
Operating income		3,776		2,319		1,793		1,532		1,214
Cash flow from operations		1,801		908		626		590		469
Net income		1,170		1,662		555		232		83

Brookfield Asset Management  |  2006 Annual Report     105

Corporate Governance

The company and our Board of Directors are committed to working together to achieve strong and effective corporate governance, with the objective of promoting the long term interests of the company and the enhancement of value for all shareholders. We continue to review and improve our corporate governance policies and practices in relation to evolving legislation, guidelines and best practices. Our Board of Directors is of the view that our corporate governance policies and practices and our disclosure in this regard are comprehensive and consistent with the guidelines established by Canadian and U.S. securities regulators.
This year we completed our first formal assessment of the effectiveness of internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002. This initiative was overseen by the Audit Committee of the Board of Directors and reviewed by the company’s external auditors. The reports of management and Deloitte & Touche LLP can be found on page 70 of this annual report.
Our Statement of Corporate Governance Practices is set out in full in the Management Information Circular mailed each year to all our shareholders along with the Notice of our Annual Meeting. This Statement is also available on our web site, www.brookfield.com, at “Investor Centre / Corporate Governance”.
We also post on our web site the following documents referred to in the Statement — the Mandate of our Board of Directors, the Charter of Expectations for Directors, the Charters of the Board’s three Standing Committees (Audit, Governance & Nominating, and Management Resources & Compensation), Board Position Descriptions, our Corporate Disclosure Policy and our Code of Business Conduct.
Cautionary Statement Regarding Forward-Looking Statements
This Annual Report to Shareholders contains forward-looking information within the meaning of Canadian provincial securities laws and other “forward-looking statements”, within the meaning of certain securities laws including Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may make such statements in this report, in other filings with Canadian regulators or the SEC or in other communications. These forward-looking statements include among others, statements with respect to our financial and operating objectives and strategies to achieve those objectives, capital committed to our funds, the potential growth of our asset management business and the related revenue streams therefrom, statements with respect to the prospects for increasing our cash flow from or continued achievement of targeted returns on our investments, as well as the outlook for the company’s businesses and for the Canadian, United States and global economies and other statements with respect to our beliefs, outlooks, plans, expectations, and intentions.
The words “believe”, “typically”, “expect”, “think”, “potentially”, “encouraging”, “principally”, “tend”, “primarily”, “generally” “represent”, “anticipate” “position”, “intend”, “estimate”, “encouraging”, “expanding”, “scheduled”, “should”, “endeavour”, “promising”, “seeking”, “often” and other expressions of similar import, or the negative variations thereof, and similar expressions of future or conditional verbs such as “may”, “will”, “should”,” “likely”, “would” or “could” are predictions of or indicate future events, trends or prospects and which do not relate to historical matters or identify forward-looking statements. Although Brookfield Asset Management believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing; strategic actions including dispositions; the ability to effectively integrate acquisitions into existing operations and the ability to attain expected benefits; the company’s continued ability to attract institutional partners to its Specialty Investment Funds; adverse hydrology conditions; regulatory and political factors within the countries in which the company operates; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the company with the securities regulators in Canada and the United States including in the Annual Information Form under the heading “Business Environment and Risks”.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Asset Management, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.
Cautionary Statement Regarding Use of Non-GAAP Accounting Measures
This Annual Report and accompanying consolidated financial statements make reference to cash flow from operations on a total and per share basis. Management uses cash flow from operations as a key measure to evaluate performance and to determine the underlying value of its businesses. The consolidated statements of cash flow from operations provides a full reconciliation between this measure and net income. Readers are encouraged to consider both measures in assessing Brookfield’s results.

106     Brookfield Asset Management  |  2006 Annual Report

Brookfield Board of Directors

Board of Directors

Robert J. Harding, fca
Chairman
Jack L. Cockwell
Group Chairman
Marcel R. Coutu
President and Chief Executive
Officer Canadian Oil Sands Limited
William A. Dimma, c.m., o.ont.
Chairman
Home Capital Group Inc.
The Hon. J. Trevor Eyton, o.c.
Member of the Senate of Canada
J. Bruce Flatt
Chief Executive Officer
James K. Gray, o.c.
Founder and former CEO
Canadian Hunter Exploration Ltd.
David W. Kerr
Corporate Director
Lance M. Liebman
Director
American Law Institute
Philip B. Lind, c.m.
Vice- Chairman,
Rogers Communications Inc.
The Hon. Roy MacLaren, P.C.
Corporate Director and former
High Commissioner to the United Kingdom
G. Wallace F. McCain, o.c., O.N.B.
Chairman, Maple Leaf Foods Inc.
Frank McKenna
Vice Chair
TD Financial Group
Dr. Jack M. Mintz
Professor
Joseph L. Rotman School of Business
James A. Pattison, o.c., o.b.c.
Chief Executive Officer
The Jim Pattison Group
George S. Taylor
Corporate Director

Details on Brookfield’s Directors are provided in the Management Information Circular and on Brookfield’s web site

Chairmen
Jack L. Cockwell
Group Chairman
Gordon E. Arnell
Commercial Property
Ian G. Cockwell
Residential
Jack Delmar
South America

Edward C. Kress
Power Generation
Timothy R. Price
Funds Management
John E. Zuccotti
United States
Corporate Officers
J. Bruce Flatt
Chief Executive Officer
Brian D. Lawson
Chief Financial Officer

Alan V. Dean
Corporate Secretary
Katherine C. Vyse
Investor Relations

Affiliate and Advisory Board Members

Alex G. Balogh
Former Chair and CEO
Falconbridge Limited
Lorraine D. Bell
Corporate Director
J.W. Bud Bird, o.c.
Chairman and CEO
Bird Holdings Ltd.
Rorke B. Bryan
Dean, Faculty of Forestry
University of Toronto
André Bureau, o.c.
Chairman, Astral Media Inc.
William T. Cahill
Senior Credit Officer
Citibank Community Development
Dian Cohen, c.m.
President, DC Productions Ltd.
The Hon. William G. Davis, p.c., c.c.
Counsel, Torys LLP
Pierre Dupuis
Former Vice President and COO
Dorel Industries Inc.
Joan H. Fallon
Principal
JH Fallon & Associates
Robert A. Ferchat, fca
Former Chair and CEO
BCE Mobile Communications Inc.
Gordon E. Forward
Former Vice Chairman
Texas Industries Inc.
Roderick D. Fraser, o.c.
President Emeritus
University of Alberta
Paul E. Gagné
Former CEO, Avenor Inc.
Kenneth W. Harrigan, o.c.
Former Chair and CEO
Ford Motor Company of Canada, Limited
Allen Karp, o.c.
Chairman Emeritus
Cineplex Odeon Corp.
Marvin Jacob
Partner, Weil Gotshal & Manges LLP
Gail Kilgour
Corporate Director
O. Allan Kupcis
Former Chairman, Canadian Nuclear Assoc.
John Lacey
Chairman, Alderwoods Group Inc.
Aldéa Landry
President, Landal Inc.
Bruce T. Lehman
Principal, Armada LLC
Sidney A. Lindsay
Corporate Director
John MacIntyre
Independent Financial Advisor
TD Capital Group Limited
David Mann
Legal Counsel
Cox Hansen O’Reilly Matheson
Louis J. Maroun
President and CEO
Summit Real Estate Investment Trust
Paul D. McFarlane
Corporate Director and
Former Executive, CIBC
Robert J. McGavin
Corporate Director
Michael F.B. Nesbitt
Chairman
Montrose Mortgage Corporation Ltd.
Margot Northey
Former Dean
Queen’s University School of Business
Allan S. Olson
President and CEO
First Industries Corporation
Ronald W. Osborne
Chairman, Sunlife Financial Inc.
Sam P.S. Pollock, o.c.
Former Chair, Toronto Blue Jays
Linda D. Rabbitt
CEO, Founder and Chairman
Rand Construction Corporation
David M. Sherman
Co-Managing Member
Metropolitan Real Estate Equity Management
Saul Shulman
Partner, Goodman and Carr
Robert L. Stelzl
Former Director and Principal
Colony Capital, LLC
Peter Tanaka
Independent Financial Advisor
Michael D. Young
President, Quadrant Capital Partners, Inc.

Brookfield Asset Management  |  2006 Annual Report     107

Brookfield Management

Management Committee
Barry Blattman
Jeffrey Blidner
Richard Clark
Bryan Davis
Luiz Ildefonso Lopes
Steven Douglas
Bruce Flatt
Harry Goldgut
Joseph Freedman
Clifford Lai
Brian Lawson
Richard Legault
Cyrus Madon
Marcelo Marinho
George Myhal
Derek Pannell
Sam Pollock
Aaron Regent
Bruce Robertson
Senior Brookfield Management
Leonard Abramsky
Steve Adams
Craig Adler
Holly Allen
Marcos Almeida
Daryl Anderson
Fred Arenstein
David Arthur
Cassio Audi
Graham Badun
Robin Baker
Andrea Balkan
Ray Balogh
Brian Banfill
Lowell Baron
Brian Bastable
Edward F. Beisner
Raymond Belair
Michelle Berliner
James Black
Dominick Bonanno
Eric Bonnor
Patricia Bood
Richard Bordeleau
Gregory Bordner
Michael Botha
Patricia Botta
Roxanne Bovell
David Boyle
Anthony Breaks
Gregory Breskin
Siobhan Brewer
Hal Brodie
Mark Brown
Jessica Caldwell
Sergio Campos
Martin Canavan
John Cardiff
Andrew Carter
Reid Carter
Kevin Cash
Mike Cass
Colin Catherwood
Renato Cavalini
Gail Cecil
Kevin Charlebois
Aleya Chattopadhyay
Carolyn Cheng
Lisa Chu
Colin Clark
Ian Cockwell
Jordon Cole
Melissa Coley
Joseph Cornacchia
Denis Couture
Brydon Cruise
Richard Cryan
Joan Cummings
Laurent Cusson
Dinaz Dadyburjor
Lisa Da Rocha
Slade David
Christopher Dawes
Jaspreet Dehl
Marcelo de Petris
Stefan Dembinski
Mark Denham
Rael Diamond
John Dolan
Thomas Doodian
Stephen Doyle
James Dunbar
Richard Eng
Dana Erikson
Alexandra Faciu
Jillian Fan
Thomas Farley
John Feeney, Jr.
Todd Feuerstein
Adrian Foley
Seamus Foran
Tim Formuziewich
Wendy Forsythe
Brett Fox
Gary Franko
Dennis Friedrich
Dominic Gammiero
Steven Ganeless
Valdecyr Gomes
Victor Goodman
Peter Gordon
Derek Gorgi
Alison Goudy
Lawrence Graham
Alexander Greene
Kathryn Gregorio
Jeffrey Haar
Jon Haick
James Hedges
Mathew Hershey
Alicia Heslop
Mark Houghton
Theresa Hoyt
Robert Hubbell
John Humberstone
Keith Hyde
Dwight Jack
Mike Jackson
Victoria Joly
Gregory Kalil
Kathleen Kane
Sabrina Kanner
Trevor Kerr
Paul Kerrigan
Carlos Kessler
John Khajadourian
Daniel Kindbergh
Brian Kingston
Robert Kinnear
Andrés Kuhlmann
David Lacey
Robin Lampard
Stephane Landry
Jeremiah Larkin
Craig Laurie
Denise LaVetty
Ashley Lawrence
Paul Layne
David Layton
David Levenson
Joel Levington
Marcos Levy
Bayard Lima
Carlton Ling
Cristiano Machado
Scott MacLean
Robert MacNicol
Julie Madnick
Andrew Maleckyj
Bahir Manios
Anthony Manos
William Manzer
Kelly Marshall
Brian McAlary
Marcia Mckeague
John McManus, Jr.
Glen McMillan
Pierre McNeil
Claude Meunier
Justin Monge
Sandro Morassutti
Julie Morin
Karl Morris
Mark Murski
David Neiman
Craig Noble
Dan Nohdomi
Alan Norris
Linda Northwood
Aleks Novakovic
Andrew Osborne
Luc Ouelette
Chris Parker
Daniel Parker
Ian Parker
Scott Parsons
Lori Pearson
Shane Pearson
Allemander Pereira Neto
Carlo Perri
Douglas Podd
Vanessa Poon
William Powell
Russell Proutt
Andy Puthon
Lenis Quan
Sarah Queen
Samuele Ramadori
Ralf Rank
Jim Reid
Erika Reilly
Luiz Renha
Garth Renne
Richard Ringma
Deborah Rogers
Gino Romanese
Michelle Russell-Dowe
John Ryan
Tom Saboia
Gurinder Sandhu
Stephanie Schembari
Paul Schulman
Jim Sears
William Seith
Rui Senos
Sachin Shah
Derek Shanks
Barrie Shineton
Mark Shipley
Laiha Shum
Jack Sidhu
Darshan Sihota
Thiago Silva
Stephen Sinodinos
Joshua Sirefman
Steven Sonnenstein
Philip Soper
Michael Speer
David Sternberg
John Stewart
John Stinebaugh
Ryk Stryland
Jan Sucharda
Hugh Sutcliffe
Joseph Syage
Lynne Taylor
Dan Thakkar
Luiz Della Togna
Richard P. Torykian Jr.
John Tremayne
Donald Tremblay
Nga Trinh
Patrick Tuohy
Ian Turnbull
Jon Tyras
Benjamin Vaughan
Paul Vendittelli
Jason Wade
Bill Waugh
Sandra Webb
Mark Weinberg
Philip West
Richard Whitney
Peter Wijnbergen
Tracey Wise
Jenny Yang
Lidan Yang

108     Brookfield Asset Management  |  2006 Annual Report

Shareholder Information

Shareholder Enquiries
Shareholder enquiries are welcomed and should be directed to Katherine Vyse, Senior Vice-President, Investor Relations and Communications at 416-363-9491 or kvyse@brookfield.com. Alternatively shareholders may contact the company at its administrative head office:
Brookfield Asset Management Inc.
Suite 300, BCE Place, Box 762, 181 Bay Street
Toronto, Ontario M5J 2T3
Telephone: 416-363-9491
Facsimile: 416-365-9642
Web Site: www.brookfield.com
E-Mail: enquiries@brookfield.com
Shareholder enquiries relating to dividends, address changes and share certificates should be directed to the company’s Transfer Agent:
CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario M5C 2W9
Telephone: 416-643-5500 or
1-800-387-0825 (Toll free throughout North America)
Facsimile: 416-643-5501
Web Site: www.cibcmellon.com
Stock Exchange Listings

	Symbol	Stock Exchange

Class A Common Shares	BAM, BAM.A	New York, Toronto, Brussels

Class A Preference Shares
Series 2	BAM.PR.B	Toronto
Series 4	BAM.PR.C	Toronto
Series 8	BAM.PR.E	Toronto
Series 9	BAM.PR.G	Toronto
Series 10	BAM.PR.H	Toronto
Series 11	BAM.PR.I	Toronto
Series 12	BAM.PR.J	Toronto
Series 13	BAM.PR.K	Toronto
Series 14	BAM.PR.L	Toronto
Series 17	BAM.PR.M	Toronto
Preferred Securities
8.30%	BAM.PR.T	Toronto
Investor Relations and Communications
We are committed to informing our shareholders of our progress through a comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and press releases for material information. We also maintain a web site that provides ready access to these materials, as well as statutory filings, stock and dividend information and other presentations.
Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brookfield’s shareholders at our annual meeting and are available to respond to questions at any time. Management is also available to investment analysts, financial advisors and media to ensure that accurate information is available to investors. All materials distributed at any of these meetings are posted on the company’s web site.
The text of the company’s 2006 Annual Report is available in French on request from the company and is filed with and available through SEDAR at www.sedar.com.
Annual and Special Meeting of Shareholders
The company’s 2007 Annual and Special Meeting of Shareholders will be held at 9:00 a.m. on Wednesday, May 2, 2007 at The Design Exchange, 234 Bay Street, Toronto, Ontario and will be webcast through www.brookfield.com.
Dividend Reinvestment Plan
Registered holders of Class A Common Shares who are resident in Canada may elect to receive their dividends in the form of newly issued Class A Common Shares at a price equal to the weighted average price at which the shares traded on the Toronto Stock Exchange during the five trading days immediately preceding the payment date of such dividends.
The Dividend Reinvestment Plan allows current shareholders to acquire additional shares in the company without payment of commissions. Further details on the Plan and a Participation Form can be obtained from our administrative head office, our transfer agent or from our web site.

Dividend Record and Payment Dates

	Record Date	Payment Date

Class A Common Shares [1]	First day of February, May, August and November	Last day of February, May, August and November

Class A Preference Shares [1]
Series 2, 4, 10, 11, 12, 13 and 17	15th day of March, June, September and December	Last day of March, June, September and December
Series 8 and 14	Last day of each month	12th day of following month
Series 9	15th day of January, April, July and October	First day of February, May, August and November

Preferred Securities [2]
8.30%	15th day of March, June, September and December	Last day of March, June, September and December

1	All dividend payments are subject to declaration by the Board of Directors	2 Interest payments

Brookfield Asset Management  |  2006 Annual Report     109

Principal Corporate Offices

Toronto – Canada	New York – United States	London – United Kingdom	Brasilia – Brazil
Suite 300, BCE Place	Three World Financial Center	20 Canada Square	SHIS, Q1 15, Conjunto
181 Bay Street, Box 762	200 Vesey Street, 11th Floor	Canary Wharf	05, Casa 02/04
Toronto, Ontario M5J 2T3	New York, New York	London E14 5NN	Lago Sul – Brasilia
T 416-363-9491	10281-0221	T 44 (0) 20-7078-0220	Distrito Federal
F 416-365-9642	T 212-417-7000	F 44 (0) 20-7078-0221	CEP: 71.635-250
	F 212-417-7196		T 55 (61) 2323-9100
F 55 (61) 2323-9198
Operating Offices

Canada	United States	Queensbury, New York	Europe / U.K.
Calgary, Alberta	Atlanta, Georgia	St. Louis, Missouri	Budapest, Hungary
Edmonton, Alberta	Berlin, New Hampshire	San Diego, California	Copenhagen, Denmark
Gatineau, Quebec	Boston, Massachusetts	San Francisco, California	Dublin, Ireland
Masson, Quebec	Denver, Colorado	Tampa, Florida	London, England
Montreal, Quebec	East Syracuse, New York	Washington, D.C.	Munich, Germany
Nanaimo, B.C.	Fairfax, Virginia	White Plains, New York
Ottawa, Ontario	Glastonbury, Connecticut	Vidalia, Louisiana	Latin America
Powell River, British Columbia	Houston, Texas	Watertown, New York	Rio de Janeiro, Brazil
Sault Ste. Marie, Ontario	Liverpool, New York		Sao Paulo, Brazil
Thessalon, Ontario	Los Angeles, California		Curitiba, Brazil
Toronto Area, Ontario	Millinocket, Maine		Santiago, Chile
Vancouver, B.C.	Minneapolis, Minnesota
Waltham, Quebec	Mobile, Alabama		Other
Wawa, Ontario	New York, New York		Hamilton, Bermuda
	Philadelphia, Pennsylvania		Bridgetown, Barbados
	Potsdam, New York		Sydney, Australia
	Portsmouth, New Hampshire		Tokyo, Japan

Brookfield Asset Management Inc. www.brookfield.com NYSE/TSX: BAM